UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 2, 2022

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from_____to_____

Commission File Number: 0-15175

ADOBE INC.

(Exact name of registrant as specified in its charter)

_____

Delaware	**77-0019522**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

345 Park Avenue, San Jose, California 95110-2704
(Address of principal executive offices)

(408) 536-6000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Stock, $0.0001 par value per share	ADBE	NASDAQ

Securities registered pursuant to Section 12(g) of the Act: None

_____

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock, $0.0001 par value per share, held by non-affiliates of the registrant on June 3, 2022, the last business day of the registrant's most recently completed second fiscal quarter, was $159.00 billion (based on the closing sales price of the registrant's common stock on that date). Shares of the registrant's common stock held by each officer and director and each person who owns 5% or more of the outstanding common stock of the registrant have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes. As of January 6, 2023, 457.8 million shares of the registrant's common stock, $0.0001 par value per share, were issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the registrant's 2023 Annual Meeting of Stockholders (the "Proxy Statement"), to be filed within 120 days of the end of the fiscal year ended December 2, 2022, are incorporated by reference in Part III hereof. Except with respect to information specifically incorporated by reference in this Form 10-K, the Proxy Statement is not deemed to be filed as part hereof.

ADOBE INC.
FORM 10-K

TABLE OF CONTENTS

Forward-Looking Statements

In addition to historical information, this Annual Report on Form 10-K contains forward-looking statements, including statements regarding product plans, future growth, market opportunities, fluctuations in foreign currency exchange rates, strategic investments, industry positioning, customer acquisition and retention, the amount of annualized recurring revenue, revenue growth and anticipated impacts on our business of the ongoing COVID-19 pandemic and related public health measures. In addition, when used in this report, the words "will," "expects," "could," "would," "may," "anticipates," "intends," "plans," "believes," "seeks," "targets," "estimates," "looks for," "looks to," "continues" and similar expressions, as well as statements regarding our focus for the future, are generally intended to identify forward-looking statements. Each of the forward-looking statements we make in this report involves risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in the section titled "Risk Factors" in Part I, Item 1A of this report. The risks described herein and in other documents we file from time to time with the U.S. Securities and Exchange Commission (the "SEC"), including our Quarterly Reports on Form 10-Q to be filed in fiscal 2023, should be carefully reviewed. Undue reliance should not be placed on these forward-looking statements, which speak only as of the date of this Annual Report on Form 10-K. We undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this document, except as required by law.

PART I

ITEM 1. BUSINESS

OVERVIEW

Founded in 1982, Adobe is one of the largest and most diversified software companies in the world. We offer a line of products and services used by creative professionals, including photographers, video editors, graphic and experience designers and game developers; communicators, including content creators, students, marketers and knowledge workers; businesses of all sizes; and consumers for creating, managing, delivering, measuring, optimizing, engaging and transacting with compelling content and experiences across personal computers, smartphones, other electronic devices and digital media formats.

We market our products and services directly to enterprise customers through our sales force and local field offices. We license our products to end users through app stores and our own website at www.adobe.com. We offer many of our products via a Software-as-a-Service ("SaaS") model or a managed services model (both of which are referred to as hosted or cloud-based) as well as through term subscription and pay-per-use models. We also distribute certain products and services through a network of distributors, value-added resellers ("VARs"), systems integrators ("SIs"), independent software vendors ("ISVs"), retailers, software developers and original equipment manufacturers ("OEMs"). In addition, we license our technology to hardware manufacturers, software developers and service providers for use in their products and solutions. Our products run on desktop and laptop computers, smartphones, tablets, other devices and the web, depending on the product. We have operations in the Americas; Europe, Middle East and Africa ("EMEA"); and Asia-Pacific ("APAC").

Adobe was originally incorporated in California in October 1983 and was reincorporated in Delaware in May 1997. Our executive offices and principal facilities are located at 345 Park Avenue, San Jose, California 95110-2704. Our telephone number is 408-536-6000 and our website is www.adobe.com. Investors can obtain copies of our SEC filings from our website free of charge, as well as from the SEC website at www.sec.gov. The information posted to our website is not incorporated into this Annual Report on Form 10-K.

OFFERINGS

For four decades, Adobe's innovations have transformed how individuals, teams, businesses and governments engage and interact across all types of media. We deliver tools and services to empower individuals to create, collaborate and express their vision, transform businesses with compelling, personalized experiences in streamlined workflows and connect communities with new levels of collaboration.

While we continue to offer a broad portfolio of products, services and solutions, we focus our investments in two areas of strategic growth:

Digital Media. We provide products, services and solutions that enable individuals, teams and enterprises to create, publish and promote their content anywhere and accelerate their productivity by modernizing how they view, share, engage with and collaborate on documents and creative content. Our Digital Media segment is centered around Adobe Creative Cloud and Adobe Document Cloud, which include Adobe Express, Photoshop, Illustrator, Lightroom, Premiere Pro, Acrobat, Adobe Acrobat Sign and many more products, offering a variety of tools for creative professionals, communicators and other consumers. This is the core of what we have delivered to users for decades, and we have continually evolved and expanded our business model to provide our customers with a range of flexible solutions that allow them to reach their full creative potential anytime, anywhere, on any device and on projects of all types.

Digital Experience. We provide an integrated platform and set of applications and services through Adobe Experience Cloud that enable brands and businesses to create, manage, execute, measure, monetize and optimize customer experiences that span from analytics to commerce. Our customers include marketers, advertisers, agencies, publishers, merchandisers, merchants, web analysts, data scientists, developers and executives across the C-suite. The foundation of our offering is Adobe Experience Platform, which provides businesses and brands with an open and extensible system for customer experience management that transforms customer data into robust customer profiles that update in real time and uses insights driven by artificial intelligence ("AI") to enable the delivery of personalized digital experiences across various channels in milliseconds.

With the creative power of our Digital Media business and the data-based tools of our Digital Experience business, we are able to offer a comprehensive suite of offerings to our customers. Through these tools and services, we help our customers effectively make, manage, monetize and mobilize their content across channels and devices with an end-to-end workflow and feedback loop. We believe we are uniquely positioned to be a leader in both of these areas, where our mission to change the world through digital experiences has never been more relevant, as people seek new ways to create, collaborate and communicate and businesses continue to invest in digital transformation. In addition, our ability to deliver innovation and productivity improvements across customer workflows involving the creation, management, delivery, measurement and optimization of engaging content favorably positions Adobe as our customers continue to invest in delivering digital experiences.

SEGMENTS

Our business is organized into three reportable segments:

- Digital Media;

- Digital Experience; and

- Publishing and Advertising.

These segments provide Adobe's senior management with a comprehensive financial view of our key businesses. Our segments are aligned around our two strategic growth opportunities further described below, and our legacy products and solutions are contained within the third segment, Publishing and Advertising.

MARKET OVERVIEW

This overview provides an explanation of our markets and a discussion of strategic opportunities in fiscal 2023 and beyond for each of our segments. *See the section titled "Results of Operations" in Part II, Item 7 titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this report and Note 2 of our Notes to Consolidated Financial Statements for further segment information.*

Digital Media

Opportunity

In today's digital world, content is fueling the global economy and design and creativity have never been more relevant, providing a significant market opportunity for Adobe in digital media. Everyone has a story to tell, and they need the tools, services and capabilities at their fingertips to tell those stories on an ever-increasing number of canvasses. In a creator economy that is continually expanding, creators are looking for tools to help them easily make and share unique and beautiful content with speed and ease. At the same time, creativity is increasingly a team sport that is redefining productivity, making collaboration even more critical to every company's success. We believe Adobe is in a strong position to address these trends with innovation that will democratize creativity, empowering individuals to create wherever inspiration strikes and enabling more effective collaboration between creators and stakeholders.

The flagship of our Digital Media business is Adobe Creative Cloud, a subscription service that allows members to use our creative products integrated with cloud-delivered services across desktop, web and mobile devices. We believe in creativity for all, and Creative Cloud addresses the needs of all content creators, from creative professionals, such as artists, designers, developers, students and administrators, to knowledge workers, marketers, educators, enthusiasts, communicators and consumers. Users can choose between the speed and ease of use of Adobe Express, our task-based, template-first web and mobile application, or the greater power and precision of our flagship Creative Cloud applications. Our customers rely on our products for content creation, photo editing, design, video and animation production, mobile app and gaming development and more. We believe we have significant opportunities to grow by advancing every creative category across devices and the web, expanding content-first, task-based creativity with Adobe Express and 3D and immersive content creation with Substance 3D, enabling seamless collaboration across all stakeholders and inspiring and empowering the creative community through sharing and monetization.

Our Digital Media segment also includes our Adobe Document Cloud business, a unified, cloud-based document services platform, which integrates Adobe's pioneering PDF technology with our Acrobat and Adobe Acrobat Sign applications to deliver fully digital document workflows. We have the opportunity to continue to accelerate document productivity with Adobe Document Cloud, modernizing how people view, share, collaborate and engage with documents. Trillions of PDF documents are created every year, which reflects the growing role PDF plays across practically every segment of the economy. There are hundreds of millions of users that engage with PDF files on a daily basis, in industries such as legal, financial services and publishing, as well as a broader array of communicators and Acrobat Reader users, who can also use the expanded capabilities provided by our Acrobat applications and the document services platform found in Document Cloud.

Strategy

Our goal for our Digital Media business is to be the leading platform for creativity and digital document solutions, where we offer a range of products and services that allow individuals, teams, small and medium businesses, enterprises and government institutions, including both professionals and enthusiasts, to design and deliver content seamlessly. With content creation, consumption, collaboration and monetization happening across all surfaces and media types, we aim to deliver new ways to unleash creativity and accelerate document productivity, and we believe this is an area of significant opportunity for growth through expansion of our customer base. We aim to achieve this by using data-driven customer engagement, driving product-led growth to make our creative applications more frictionless and accessible, and meeting customer needs holistically to increase the value of our products.

We continue to redefine the creative process with Creative Cloud, so that our customers can connect with everything and everyone they need to create, collaborate and be inspired. We are empowering anyone, including novice content creators, communicators and creative professionals, to create, edit, schedule and share content quickly and easily using Adobe Express, which employs powerful capabilities from our flagship products like Photoshop, Premiere and Acrobat to deliver the best of Adobe to customers at any level. We are continuing to integrate collaboration capabilities into our applications and workflows such as our native integration of Frame.io's review and approval capabilities into Premiere Pro and After Effects. Similarly, our new Share for Review feature in Photoshop, Illustrator and InDesign provides an efficient way for creators to seamlessly request, manage and view feedback from stakeholders that makes exporting to other formats, emailing files, tracking versions and keeping track feedback across different channels obsolete. We are expanding the capabilities of Creative Cloud on the web with improvements to our public beta web versions of Photoshop and Illustrator, which allow subscribers to edit and review their files directly in their browser. Other new features and solutions introduced in our products include Substance 3D Modeler, a new desktop and VR application for creating 3D objects; AI-powered quick actions and social media content scheduling in Adobe Express; direct video upload from select cameras to Frame.io with Camera to Cloud; and improved AI-powered neural filters and content-aware editing in Photoshop and Lightroom. We are continuing to focus on democratizing 3D and immersive content creation with Adobe Aero and our Substance suite of products, as well as through integrating our Substance 3D capabilities into our other applications.

We are pursuing new ways to inspire, empower and connect the creative community, such as through our Create Change series, our creative residency program and supporting live, interactive tutorials with creators on Behance. We also offer a range of other creative tools and services, including libraries of creative assets, such as Adobe Stock and Adobe Fonts; mobile-first apps, such as Lightroom Mobile; and Creative Cloud Libraries, a central place for users to store their assets. Further descriptions of our Digital Media products are included below under "Principal Products and Services."

In our Creative Cloud business, we employ our product-led growth strategy to minimize the friction of customer interactions and drive positive product experiences, which results in increasing customer adoption, conversion, expansion and loyalty. We also continue to employ a pricing strategy, as appropriate, to migrate our customers to higher-value offerings as well as attract past customers and potential users to try out our products and ultimately subscribe. We use a data-driven operating model and our Adobe Experience Cloud solutions to drive and optimize customer awareness, engagement and licensing of our creative products and services at every stop of the customer journey through our website and across other channels. Adobe.com is the central destination where we engage individual and small business customers to sign up for and renew Creative Cloud subscriptions. Our customers have the flexibility to subscribe to over twenty of our Creative Cloud products through a single subscription or, for many of our applications, through various collections of our individual subscriptions to point products. To better serve our current users and potential users, we offer free and premium levels for certain applications, such as Adobe Express, and targeted packages and suites, such as our Photography Plan and Substance 3D Collection. We use our data-driven operating model and product-led growth strategy to optimize conversion of our users of free apps and trials to paid subscribers. Our collaboration tools and services help us to further expand our universe of customers beyond creative professionals to other stakeholders who use our products for review and approval, copywriting, social media marketing or other social content. We utilize channel partners to target mid-size creative customers with our Creative Cloud for teams offering. Our direct sales force is focused on building relationships with our largest customers and driving adoption of our Creative Cloud for enterprise offering. Overall, our strategy with Creative Cloud is designed to enable us to increase our revenue with existing users, attract new customers and grow a recurring and predictable revenue stream that is recognized ratably.

In our Adobe Document Cloud business, we expect to drive sustained long-term revenue growth through a continued expansion of our customer base by continuing to employ our product-led growth strategy, deliver the best PDF experience on and across every platform, improve Acrobat web's functionality and single-click ease of use, expand the number of task-based actions in Acrobat and integrate Adobe Acrobat Sign into Acrobat across all surfaces. We also intend to drive innovation with Adobe Sensei, our cross-platform AI and machine learning technology, to make both new and legacy documents more intelligent and responsive, unlock business workflows through PDF and Adobe Acrobat Sign APIs, accelerate Document Cloud adoption through direct sales, and leverage diversified go-to-market motions to reach all segments. With over 50 million searches for PDF-related actions per month, we intend to harness that demand and attract new users to our Document Cloud services through Acrobat web, which allows anyone to quickly access tools to create, edit, convert, sign and compress PDFs through their web browser. As with our Creative Cloud strategy, we utilize a data-driven operating model to market our Document Cloud solutions and optimize our subscription-based pricing for individuals as well as small and medium-sized businesses, large enterprises and government institutions around the world. We aim to increase our reach in our key markets through the utilization of our corporate and volume licensing programs. We also intend to increase our focus on marketing and licensing Acrobat in targeted vertical markets such as education, financial services, telecommunications and government, as well as on expanding into emerging markets. We will continue to engage in strategic partnerships to help drive the enterprise business, including our partnerships with Microsoft, Workday, ServiceNow and Notarize.

As our Document Cloud customers increasingly expect business processes to be seamless across devices and the web, we are expanding our Document Cloud capabilities to meet this need. Acrobat Reader is available on mobile devices, with many of its standard features available on the go, and features "Liquid Mode" to automatically reformat PDFs for quick navigation and easier consumption on smaller screens. Acrobat is available on the web, delivering quick results for common PDF actions with a single click. Adobe Scan powers mobile devices with scanning capabilities, transforming paper documents into full-featured PDFs. Adobe Acrobat Sign also provides a green alternative to costly, paper-based solutions and offers a modern, convenient solution for customers to digitally manage their documents, automate processes and contract workflows. We believe that by using Adobe Sensei to enhance customer experiences through machine learning and AI and continuing to add new capabilities to our Acrobat, Adobe Scan and Adobe Acrobat Sign offerings, we can help our customers continue to migrate away from paper-based processes and adopt our solutions to modernize and digitize document experiences, growing our revenue with this business in the process.

Digital Experience

Opportunity

Digital transformation is a macro trend that affects every business, government and educational institution today—every business is a digital business. Consumers today buy experiences, not just products, and they demand personalized digital experiences that are relevant, engaging, seamless and secure across an ever-expanding range of channels and devices. Business customers increasingly have the same expectations, driving business-to-business ("B2B") companies to deliver equally engaging and seamless experiences as business-to-consumer ("B2C") companies and enterprise brands to adopt "business-to-everyone" ("B2E") mindsets. Delivering the best, personalized experience to a consumer at a given moment requires the right combination of data, insights and content across multiple channels in real time and at scale. In turn, executives, including those at the world's leading brands, are increasingly seeking solutions that enable real-time personalization at scale. Marketing and IT teams are looking for a return on investment to demonstrate the business impact of their transformation initiatives.

Adobe Experience Cloud is powering digital businesses by providing exceptional experiences to their customers via a comprehensive suite of solutions. We continue to believe that addressing the challenges of customer experience management is a large and growing opportunity and we are in position to help businesses and enterprises invest in solutions that aid their goals to transform how they engage with their customers and constituents digitally.

Strategy

Our goal is to be a leading provider of cloud-based solutions for delivering digital experiences and enabling digital transformation. The Adobe Experience Cloud applications and services are designed to manage customer journeys, enable personalized experiences at scale and deliver intelligence for businesses of any size in any industry. The Adobe Experience Platform further strengthens our differentiation by offering a way to connect our comprehensive set of solutions.

Adobe Experience Cloud delivers solutions for our customers across the following strategic growth pillars:

• *Data insights and audiences*. Our solutions, including Adobe Analytics, Adobe Experience Platform, Customer Journey Analytics, Adobe Audience Manager and our Real-time Customer Data Platform, deliver actionable data in real time to provide highly tailored and adaptive experiences across platforms.

• *Content and commerce*. Our solutions help customers manage, deliver and optimize content delivery through Adobe Experience Manager, and build multi-channel commerce experiences for B2B and B2C customers on a single platform with Adobe Commerce.

• *Customer journeys*. Our solutions help businesses manage, test, target, personalize and deliver campaigns and customer journeys across B2B and B2C use cases, including through Adobe Marketo Engage, Adobe Campaign, Adobe Target and Journey Optimizer.

• *Marketing workflows*. Adobe Workfront is an enterprise work management application that allows businesses to strategically plan, manage, collaborate and execute on workflows for marketing campaigns and other projects at speed and scale.

We also believe the AI and machine learning framework enabled by our strategy with Adobe Sensei enhances the delivery of digital experiences. Adobe Experience Cloud offers domain-specific AI services powered by Adobe Sensei that work with Adobe Experience Platform to augment existing Experience Cloud product offerings. These AI services help provide domain-specific intelligence in areas such as attribution and automated insights, customer journey management, lead management, sentiment analysis, one-click personalization, enhanced anomaly detection and more. By building on existing features and these AI-powered services, we believe Adobe Sensei will increase the value we provide our customers and create a competitive differentiation in the market.

Adobe Experience Cloud also offers an open platform and ecosystem through the Adobe Experience Platform, AI services, and developer services through Adobe I/O. Adobe Experience Platform is the foundation of our Adobe Experience Cloud products, with an open system that transforms user data from across Adobe solutions and third-party software into robust customer profiles. Adobe customer profiles are updated in real time and include AI-driven insights to deliver the right customer experiences across channels. This open architecture offers scalability with a wide variety of supporting products and services, empowers users to quickly develop innovative applications to interact with customers and enables a broad industry ecosystem.

To drive growth of Adobe Experience Cloud, we are focused on delivering the best customer experience management solutions across B2B and B2C buyers, and both enterprise and mid-market segments. We also intend to focus on personalization at scale, customer engagement, growth within existing customer accounts and product differentiation. We are continuing to add new services, functionality and features to our current offerings. Some examples include a new algorithm in Adobe Target that utilizes machine learning to provide recommendations and tools that allow developers to optimize page load performance and deliver personalized experiences more quickly. We are also delivering new and improved integrations, such as increased synergy between our Experience Cloud products and Creative Cloud and Adobe Acrobat Sign. Within our established base of customers, we intend to pursue growth through a scaled go-to-market approach focused on C-suite partnerships, transformational accounts, continued customer acquisition, customer value realization and solution expansion. We utilize a direct sales force to market and license our Experience Cloud solutions, as well as an extensive ecosystem of partners, including marketing agencies, SIs and ISVs that help license and deploy our solutions to their customers. We also maintain several strategic partnerships with other technology companies that allow us to increase our market reach. We have made significant investments to broaden the scale and size of all of these routes to market and believe these investments will result in continued growth in revenue in our Digital Experience segment in fiscal 2023 and beyond.

Publishing and Advertising

Our Publishing and Advertising segment contains legacy products and services that address diverse market opportunities including eLearning solutions, technical document publishing, web conferencing, document and forms platform, web application development, high-end printing and our Adobe Advertising Cloud offerings. Graphics professionals and professional publishers continue to require quality, reliability and efficiency in production printing, and our Adobe PostScript and Adobe PDF printing technologies provide advanced functionality to meet the sophisticated requirements of this marketplace. As high-end printing systems evolve and transition to fully digital, composite workflows, we believe we are well positioned to be a supplier of software and technology based on the Adobe PostScript and Adobe PDF standards for this industry.

Adobe Advertising Cloud delivers an end-to-end, demand-side platform for managing advertising across digital formats and simplifies the delivery of video, display and search advertising across channels and screens.

We generate revenue in our legacy Publishing products and services by licensing our technology to OEMs that manufacture workflow software, printers and other output devices, and we generally generate revenue in Advertising through usage-based offerings.

COMPETITION

Overview

Adobe participates in a highly competitive environment globally, where our competitors vary by industry segment and range from large multinational enterprises to smaller entities with more narrowly focused product offerings. Across our business, we recognize hundreds of competitors worldwide. The markets for our products and services are characterized by new industry standards, evolving distribution models, technology innovation, frequent product introductions, short product life cycles, price cutting with resulting downward pressure on gross margins and price sensitivity on the part of consumers. Our future success will depend on our ability to enhance and better integrate our existing products, introduce new products on a timely and cost-effective basis, meet changing customer needs, provide best-in-class information security to build customer confidence and combat cyber-attacks, extend our core technology into new applications and anticipate emerging standards, business models, software delivery methods and other technological changes.

A summary of the competitive environment for each of our business segments is included below:

Digital Media

Our Digital Media segment faces competition from large, established companies as well as a variety of point offerings, free products and downloadable apps. We compete in a constantly evolving market and face significant direct or indirect competition from software companies; device, hardware and camera manufacturers; operating system developers that integrate digital imaging and image management features with their operating systems; smartphone and tablet manufacturers that integrate imaging and video software; proprietary and open source web-authoring tools; mobile-first applications; web-native tools and platforms; social media platforms that provide imaging and video offerings, including editing capabilities; stock content marketplaces; and digital document creation, storage, collaboration and signing providers.

We believe competitive factors in our markets include brand leadership, product features and functionalities; integration with related tools and third-party applications; the intuitiveness and visual appeal of user interfaces; demonstrable cost-effective benefits to customers; pricing; the flexibility of services to match changing business demands; usability and accessibility on multiple devices, including mobile and desktop; and success in educating customers in how to utilize services effectively. We believe our greatest advantage in this space is the performance and scope of our integrated solutions, which work together as part of Creative Cloud or Document Cloud. We are a leader through our ability to offer a very broad and comprehensive array of products and services through our Adobe Creative Cloud. With Creative Cloud, we believe we compete well with our features and functionality, ease of use, product reliability, value and performance characteristics. With Adobe Express, we believe we compete well by making our professional creative technology accessible to a wider audience of first-time creators, communicators and creative professionals and enabling easy-to-use, efficient content creation for quick projects. With Document Cloud, we believe we compete well based on the global use of PDF, our features and functionalities, which are critical tools for millions of business communicators, and our brand leadership.

Digital Experience

Our Digital Experience business unit competes in markets that are growing rapidly and characterized by intense competition. Our Adobe Experience Cloud solutions face competition from large, established companies, including large enterprise software, internet and database management companies, in addition to point product solutions and focused competitors, and new competitors are constantly entering these markets. Some of these competitors provide SaaS solutions to customers, generally through a web browser, while others provide software that is installed by customers directly on their servers. In addition, we compete at times with our customers' or potential customers' internally-developed applications.

We believe competitive factors in our markets include the proven performance, security, scalability, flexibility and reliability of services; the strategic relationships and integration with third-party applications; the intuitiveness and visual appeal of user interfaces; demonstrable cost-effective benefits to customers; pricing; the flexibility of services to match changing business demands; enterprise-level customer service and training; brand leadership; the usability of services; real-time data and reporting; independence from portals and search engines; the ability to deploy the services globally; and success in educating customers in how to utilize services effectively. We believe we compete well with both enterprise and low-cost alternatives based on many of these competitive factors including our strong feature set, the breadth of our offerings, our focus on global, multi-brand companies, our superior user experience, tools for building multi-screen, cross-channel applications, standards-based architecture, scalability and performance and leadership in industry standards efforts.

Publishing and Advertising

Our Publishing and Advertising product offerings face competition from large-scale publishing systems and XML-based publishing companies, as well as lower-end desktop publishing products. Our web conferencing product faces competition from a number of established products from other large software companies. Competition involves a number of factors, including product features, ease-of-use, the level of customization and integration supported, the number of hardware platforms supported, service and price. We believe we can successfully compete based upon the quality and features of our products, integrations with our Creative Cloud, Document Cloud and Digital Experience products and our strong brand among users.

PRINCIPAL PRODUCTS AND SERVICES

Digital Media Offerings

Creative Cloud

Adobe Creative Cloud is a cloud-based subscription app that enables creative professionals and enthusiasts alike to express themselves and collaborate with apps and services for photography, design, video, web and more that connect across devices, platforms and geographies. Members have access to a vibrant creative community, publishing services to deliver apps and websites, cloud storage to easily sync and access their work, files and assets across apps, platforms and devices using Creative Cloud Libraries, collaboration capabilities with team members and new products and exclusive updates as they are developed. Creative Cloud members can build a Creative Profile that moves with them via Creative Cloud services from app to app and device to device, giving them immediate access to their personal files, photos, brushes, graphics, colors, fonts, text styles, desktop setting customizations and other important assets. Creative Cloud now includes Adobe Express, a web-native platform directed towards first-time creators, communicators and creative professionals that enables easy-to-use, efficient content creation and features guided tools and one-click solutions for quick projects. All of the applications listed below and many more are available through subscriptions to Creative Cloud. The Creative Cloud all apps subscription offering includes Adobe Acrobat for creating, converting and editing PDFs, which is also available as a standalone product on Adobe.com. Many of our applications are also available as a point product subscription.

Adobe Photoshop and Adobe Lightroom

Adobe Photoshop is the world's most advanced digital imaging and design app, with powerful editing and effects tools to transform photos. It is available on desktop, iPad and through a web version available in public beta to subscribers. New features in Photoshop include an improved Object Selection tool, one-tap Content-Aware Fill and improved neural filters. Adobe Lightroom is our cloud-based photo service that allows subscribers to edit, organize, store and share photos across desktop, tablet, mobile devices and the web. New features in Lightroom include new Select People, Select Objects and Select Background features and Content-Aware Remove. In addition to individual subscriptions to Photoshop and Lightroom, we offer a Photography Plan, which is a more limited cloud-based offering than Creative Cloud, targeted at photographers and photo enthusiasts and includes Photoshop, Lightroom and Lightroom Classic. For users looking for fast and powerful photo editing on mobile devices, we also offer Photoshop Express, which uses a touch-based interface for sophisticated photo editing and content creation.

Adobe Illustrator and Adobe Fresco

Adobe Illustrator is our industry-standard vector graphics app for desktop and iPad used worldwide by designers of all types who want to create digital graphics and illustrations for all kinds of media—print, web, interactive, video and mobile—from web and mobile graphics to product packaging to book illustrations and billboards. New features in Illustrator include the Intertwine feature that makes it quick and easy to wrap an illustration in and out of text or another illustration. Adobe Fresco is our illustration app, available as a free or premium version and on iPhone, iPad, Windows devices and Wacom MobileStudio devices, that brings together the world's largest collection of vector and raster brushes and Live Brushes, powered by Adobe Sensei, to deliver a natural painting and drawing experience.

Adobe InDesign

Adobe InDesign is an industry-leading design and layout app for print and digital media. Our customers use it to create, preflight and publish a broad range of content including books, eBooks, digital magazines, posters and interactive PDFs for print, online and tablet app delivery. Tight integration with other Adobe offerings such as Photoshop, Illustrator, Acrobat, Adobe Stock, Adobe InCopy and Adobe Experience Manager expands InDesign's capabilities and allows customers to collaborate and share content, fonts and graphics across projects. Customers can also access Adobe's digital publishing capabilities from within InDesign to create and publish engaging apps for a broad range of devices, including iOS, Android and Amazon-based devices.

Adobe Premiere Pro and Adobe Premiere Rush

Adobe Premiere Pro is a leading nonlinear video editing app used by filmmakers, TV editors, YouTubers and videographers. Customers can import and combine various types of media, from video shot on a smartphone to 8K to virtual reality, and then edit in its native format without transcoding. Automated tools and workflows for color, graphics, audio and immersive 360/VR make the editing process more efficient. New features in Premiere Pro include a native Frame.io review and approval integration, Auto Color and media replacement with motion graphics templates, among others. Adobe Premiere Rush is an all-in-one video editing app, available as a free or premium version, that simplifies video creation and direct sharing to platforms, including YouTube, Instagram, and TikTok, while delivering professional quality video results.

Adobe Express

Adobe Express is our web-native platform and mobile app directed towards first-time creators and communicators that enables easy-to-use, efficient content creation, featuring guided tools, one-click solutions for quick projects, simple drag and drop functions, collaboration tools, thousands of templates and access to more than 20,000 fonts and the entire Adobe Stock photo collection. We recently launched the new Content Scheduler feature in Adobe Express, which allows creators to plan, schedule, preview and publish social media content across multiple platforms all from one place. Adobe Express includes both free and premium features.

Adobe Stock

Adobe Stock provides designers and businesses with access to millions of high-quality, curated, royalty-free photos, vectors, illustrations, videos, templates, audio and 3D assets, for all of their creative projects. Adobe Stock is built into our Creative Cloud apps, including Photoshop, Illustrator and InDesign, enabling users to search, browse and add assets to their Creative Cloud Libraries and instantly access them across all connected devices. Adobe Stock assets include free and paid collections and may be licensed directly within Adobe's desktop apps, through stock.adobe.com or as a multi-asset subscription.

Substance 3D

Substance 3D is an ecosystem of desktop apps, including Substance 3D Stager, Substance 3D Painter, Substance 3D Sampler, Substance 3D Designer and Substance 3D Modeler. Customers can build and assemble 3D scenes with Stager, use tools in Painter to texture 3D assets, from advanced brushes to Smart Materials that automatically adapt to your model and use Sampler to digitize and enrich assets. Substance 3D Assets is a 3D materials library from which users can import professional quality 3D textures into their projects and generate infinite texture variations. Substance 3D Modeler, which is available on desktop and Meta Quest VR headsets, interprets spatial input from the physical world, allowing the user to sculpt a model as if in a real workshop, using natural, fluid gestures of the artistic flow, and switch between VR and desktop, at every project stage.

Adobe After Effects

Adobe After Effects is our industry-standard motion graphics and visual effects app used by a wide variety of animators, designers and compositors to create cinematic movie titles, add effects and create animations. New features include Frame.io integration, native Apple M1 support, scene edit detection and a 3D Extended Viewer. After Effects works together seamlessly with other Adobe apps such as Premiere Pro, Photoshop, Illustrator and Adobe Audition, as well as third party software and hardware partners.

Frame.io

Frame.io is our cloud-native video collaboration platform that streamlines the video production process by enabling editors and key project stakeholders to collaborate with real-time upload, review and approval, frame-accurate commenting, annotations and more. Frame.io is now directly integrated into Premiere Pro and After Effects to allow video creators to request and receive streamlined frame-specific comments directly in those applications. Frame.io's Camera to Cloud functionality allows creators to seamlessly and automatically upload footage from cameras and other recording devices on set directly into Frame.io for review and editing.

Behance

Behance is a social community for creators to showcase and discover creative work online and live-stream their skills and creations from Creative Cloud applications. Adobe Portfolio allows users to quickly and simply build a fully-customizable and hosted website that seamlessly syncs with Behance.

Adobe Document Cloud

Adobe Document Cloud is a cloud-based subscription offering that enables complete, reliable and automated digital document and signature workflows across desktop, mobile, web and third-party enterprise applications to drive business productivity for individuals, teams, small businesses and enterprises. With Document Cloud, users can create, review, approve, sign and track documents and store them in the cloud for easy access and sharing, across desktop and mobile devices. Document Cloud includes Adobe Acrobat, Adobe Acrobat Sign, Adobe Scan and other apps and API services that work standalone or integrate with users' existing productivity apps, processes and systems.

Adobe Acrobat

At the heart of Adobe Document Cloud is Adobe Acrobat, the industry standard for creating, converting and editing PDFs. Acrobat enables users to create secure, reliable and compact Adobe PDF documents and enables automated, collaborative workflows with a rich set of commenting, editing and sharing tools and direct integration with Adobe Acrobat Sign. In fiscal year 2021, we also released Acrobat Chrome and Edge extensions allowing users to access our Acrobat tools without leaving the web browser. Acrobat is also included in our Creative Cloud all apps subscription offering.

Acrobat Web

We have brought many of the tools and features of Adobe Acrobat to the web with Acrobat web, which offers single-click tools for users to edit, comment, convert, organize and sign PDF documents directly within the web browser. Acrobat web enables quick, easy-to-access results, while introducing users to the power of our offerings. Acrobat web includes both free and premium features.

Adobe Acrobat Reader

Adobe Acrobat Reader, our free software for reliable viewing, annotating and printing of Adobe PDF documents on a variety of desktop and mobile platforms, offers features to create, edit, export, combine, share and collaborate on PDF documents on mobile devices, including the "Liquid Mode" feature that automatically reformats PDFs for quick navigation and consumption on mobile devices. Users of both Acrobat and Acrobat Reader can also access, edit and save changes to their PDF files stored in the Adobe Document Cloud, or other third-party cloud storage services, including Box, Dropbox, Google Drive and Microsoft OneDrive.

Adobe Scan

Adobe Scan can be used for free on mobile devices to provide scanning capabilities in the pocket of every person. It captures paper documents as images and transforms them into full-featured and versatile PDFs via Adobe Document Cloud services for instant sharing with others.

Adobe Acrobat Sign

Our cloud-based e-signature service, Adobe Acrobat Sign, allows users to securely electronically send and sign any document from any device. Through web and mobile applications, Adobe Acrobat Sign enables users to e-sign documents and forms, send them for signature, track responses in real time and obtain instant signatures with in-person signing. Adobe Acrobat Sign also integrates with users' enterprise systems through a comprehensive set of application programming interfaces and Adobe Experience Manager Forms and Advanced Workflows for Adobe Acrobat Sign, to create forms and provide seamless experiences to customers across web and mobile sites.

Digital Experience Offerings

Adobe Experience Cloud is a comprehensive collection of best-in-class products and solutions to manage the customer experience, all integrated onto a cloud platform, along with service, support and an open ecosystem. Experience Cloud is comprised of the following sets of solutions for our customers: Adobe Experience Platform; Data, Insights and Audiences;

Content and Commerce; Customer Journeys; Marketing Workflow; and Digital Enrollment and Onboarding, which are each described below.

Adobe Experience Platform

Adobe Experience Platform is a purpose-built platform for customer experience management that helps users collect, connect and activate known and unknown customer data from every customer interaction across sources, channels and customer interactions in real time to create robust, unified customer profiles. Adobe Experience Platform standardizes data for intelligence and profile creation and provides an open and extensible cloud infrastructure, real-time updates, AI-driven insights and scalability, with a wide variety of supporting products and services. Adobe Experience Platform also offers Query Service and Data Science Workspace, which enable users to gain deeper insights from stored datasets, and customer journey intelligence, which leverages predefined data-driven operational best practices, AI and business intelligence to enable and optimize real-time decisions, actions and business processes. Users are able to leverage Adobe Experience Platform to activate AI-driven insights across all Adobe Experience Cloud applications in real time.

Data, Insights and Audiences

Our Data, Insights and Audiences solutions enable users to stitch together data from across the customer journey into a single view to provide insights based on every interaction in real time, share this data and analysis across the team and organization and AI and machine learning personalization. The following is a brief description of our solutions for Customer Data and Insights.

Adobe Analytics

Adobe Analytics helps our customers create a holistic view of their business by turning customer interactions into actionable insights. Driven by AI and machine learning, Adobe Analytics collects, organizes and structures vast streams of data from virtually any channel, including streaming web data, to deliver real-time insights that are easy for users to process, analyze and share to quickly identify problems and opportunities and to drive conversion and relevant customer experiences. Our customers can use these analytics to continuously improve marketing activities and better direct their marketing spend. Our Analysis Workspace features a drag-and-drop interface that allows customers to craft an analysis, add visualizations so they can bring data to life, curate a dataset and share and schedule projects across their organization, among other features.

Customer Journey Analytics

Our Customer Journey Analytics service, built on Adobe Experience Platform, brings a powerful set of analytics tools that allow brands to interactively explore and visualize the customer journey across multiple channels and utilize AI-powered insights, while making such analytics more accessible across their organization, to ensure that customer journeys flow seamlessly regardless of channel.

Adobe Audience Manager

Adobe Audience Manager is a data management platform that helps digital publishers build unique audience profiles to identify the most valuable segments and use them across any digital channel. Adobe Audience Manager consolidates audience information from virtually any channel and device, unifies that data into audience profiles and activates audience segments by pushing them out to demand-side platforms, campaign management systems and other marketing platforms.

Real-Time Customer Data Platform

Adobe's Real-time Customer Data Platform service, built on Adobe Experience Platform, delivers real-time personalization at scale to enable brands to bring together internal and external, known and unknown customer data to activate real-time customer and account profiles that allow for B2C and B2B marketers to deliver timely, relevant experiences across channels. It does so by activating Adobe Experience Platform's unified customer profiles across channels to leverage intelligent decision making throughout the customer journey and deliver hyper-personalized experiences across all known channels and devices. The Real-time Customer Data Platform utilizes an open and extensible architecture that allows integration with a variety of data sources and activation touchpoints and provides continuous data refreshes to keep customer profiles updated in real time.

Content and Commerce

Our Content and Commerce solutions help customers manage, deliver, personalize and optimize content across web, mobile and application interfaces, as well as enable shopping experiences that scale from mid-market to enterprise businesses, across devices and channels. The following is a brief description of our solutions for Content and Commerce.

Adobe Experience Manager

Adobe Experience Manager combines digital asset management with a content management system and an end-to-end digital document solution. Adobe Experience Manager Sites provides a content management system built on a scalable, cloud-native foundation to create and deploy personalized experiences across every channel. Adobe Experience Manager Assets offers cloud-native digital asset management to create, manage, deliver and optimize personalized experiences at scale. Adobe Experience Manager Forms provides a cloud-native and scalable solution for personalized end-to-end digital customer onboarding and enrollment, enabling users to create, manage, publish and approve forms and documents.

Adobe Experience Manager Screens allows customers to connect online and in-venue experiences through digital signage, and Adobe Developer App Builder, which provides a set of tools and services to developers to extend Experience Manager to customers' existing infrastructure and apply unique parameters to make the UI look and feel unique for their organizations.

Adobe Commerce

Adobe Commerce offers a highly customizable, end-to-end platform to manage, personalize and optimize the commerce experience for physical and digital goods across every touchpoint by bringing together digital commerce, order management and predictive intelligence to enable engaging shopping experiences across B2C, B2B and direct-to-consumer. Based on an open-source ecosystem with thousands of third-party extensions, Adobe Commerce extends beyond the web shopping cart to shoppable experiences, with actionable data analysis and automated back-end workflows, native integrations with other Adobe products, such as Analytics, Target, Experience Manager and Creative Cloud and the capability to be scalable and extensible.

Customer Journeys

Our Customer Journeys solutions enable our customers to manage and orchestrate individual cross-channel campaigns that encourage meaningful customer experiences, personalize content and deliver optimized experiences at scale that are meaningful to each of their customers and plan, orchestrate and measure engagement with their prospects and customers at every stage of the customer journey, across B2E use cases. The following is a brief description of our solutions for Customer Journeys.

Adobe Marketo Engage

Adobe Marketo Engage is a customer experience management solution optimized for B2B, cross-channel campaigns by bringing together planning, engagement and measurement capabilities into an integrated marketing platform. Capabilities include lead nurturing and management, predictive account profiling for creating account-based experiences, integrated sales application and integrations with third-party marketing apps and Adobe Experience Cloud. Adobe Marketo Engage simplifies how companies plan, orchestrate and measure engagement at each stage of the customer experience, and allows companies to better align marketing and sales to engage high priority accounts.

Adobe Campaign

Adobe Campaign is optimized for managing B2C cross-channel marketing campaigns. Adobe Campaign enables marketers to orchestrate the entire customer journey and use rich customer data to create, coordinate and deliver dynamic, personalized experiences that are synchronized across channels, including email, mobile and offline, and determined by each customer's behaviors and preferences. Adobe Campaign's features also include AI-powered email management, multidimensional targeting, in-app messaging and dynamic, customizable reports to analyze success.

Adobe Target

Adobe Target is an AI- and machine-driven personalization engine that lets our customers test, target and optimize content across channels. With Adobe Target, our customers have the tools they need to create omnichannel personalized experiences and create A/B and multivariate tests, done at scale through AI-powered automation so they can quickly discover the best customer experience and deliver that experience across all touchpoints. New features include an algorithm that utilizes machine learning to provide recommendations and tools that allow developers to optimize page load performance and deliver personalized experiences more quickly.

Adobe Journey Optimizer

Adobe Journey Optimizer helps brands drive engagement by providing tools to manage inbound customer engagement with outbound omnichannel campaigns, offering personalized content based on real-time profiles, data-driven insights, cloud-native scalability and API extensibility, within a single application. Users can trigger individual journeys and use real-time insights to personalize that journey, as well as visually map individual journeys across systems in an intuitive, workflow-based interface. Adobe Journey Optimizer also allows businesses to track detailed performance of executed journeys and how individuals are progressing in real time, with data automatically sent to Adobe Experience Platform to allow full-funnel analysis.

Marketing Workflow

Adobe Workfront

Adobe Workfront provides a unified work management application to enable teams to work more efficiently, with tools to strategize, plan, execute, review and deliver on complex workflows. An Adobe Photoshop plugin and integrations with Adobe Experience Manager Assets and Adobe Marketo Engage create a content supply chain for enterprises and enhance our experience delivery to B2B brands.

Other Products and Services

We also offer a broad range of other enterprise and digital media products and services. Information about other products not referenced here can be found on our corporate website, www.adobe.com.

OPERATIONS

Marketing and Sales

We market and license our products directly using our sales force and certain local offices and through our own website at www.adobe.com. We also market and distribute our products through sales channels, which include distributors, retailers, software developers, mobile app stores, SIs, ISVs and VARs, as well as through OEM and hardware bundle customers and our local field offices.

Our local field offices include locations in Armenia, Australia, Belgium, Brazil, Canada, China, Denmark, France, Germany, Hong Kong, India, Ireland, Italy, Japan, Mexico, Republic of Moldova, the Netherlands, New Zealand, Poland, Romania, Singapore, South Africa, South Korea, Spain, Sweden, Switzerland, Taiwan, the United Kingdom and the United States.

We sell the majority of our products through a software subscription model where our customers purchase access to a product for a specific period of time during which they always have rights to use the most recent version of that product. We also license perpetual versions of certain products with maintenance and support, which includes rights to upgrades, when and if available, support, updates and enhancements.

For all periods presented, there were no customers that represented at least 10% of net revenue or that were responsible for over 10% of our trade receivables.

Services and Support

We provide expert consulting, customer success management, technical support and learning services across all our customer segments, which include enterprises, small and medium businesses, creative professionals and consumers. With a focus on ensuring sustained customer success and realized value, this comprehensive portfolio of services is designed to help customers and partners maximize the return on their investments in our cloud solutions and licensed products.

Consulting Services

We have a global professional services team dedicated to designing and implementing solutions for our largest customers. Our professional services team uses a comprehensive, customer-focused methodology that has been refined over years of capturing and analyzing best practices from numerous customer engagements across a diverse mix of solutions, industries and customer segments. Our customers continually seek to integrate across Adobe's products and cloud solutions and engage our professional services teams for their expertise in leading customers' digital strategies, multi-solution integrations and in running customer platforms. Using our methodology, our professional services teams are able to accelerate customers' time to value and maximize customers' return on their investment in Adobe solutions.

Another key component of Adobe's strategy is developing a large partner ecosystem to expand the availability of Adobe solutions in the global marketplace. To assist partners in building their respective digital practices, Adobe Global Services provides a comprehensive set of deliverables through Adobe's Solution Partner Program. The breadth of services described in the program provides system integrators, agencies and regional partners the tools required to develop core capabilities for positioning and building with Adobe technology, as well as implementing and running customer platforms. We believe that through these programmatic services and support, our joint customers benefit greatly from the combination of Adobe technology and the deep customer context that our global partners represent.

Customer Success Account Management

Adobe Customer Solutions provides Customer Success Managers, who work with enterprise and commercial customers on an ongoing basis to understand their current and future business needs, promote faster solution adoption and align product capabilities to customers' business objectives to maximize the return on their investment in Adobe's offerings. We engage customers to share innovative best practices, relevant industry and vertical knowledge and proven success strategies based on our extensive engagements with leading marketers and brands. The performance of these teams is directly associated with customer-focused outcomes.

Technical Support

Adobe provides enterprise maintenance and support services to customers of subscription products as part of the subscription entitlement and to perpetual license customers via annual fee-based maintenance and support programs. These offerings provide customers with:

• technical support on the products customers have purchased from Adobe;

• "how to" help in using our products; and

• product upgrades and enhancements during the term of the maintenance and support or subscription period, which is typically one to three years.

We provide product support through our support organization that includes several regional and global support centers, supplemented with outsourced vendors for specific services. Customers can seek help through multiple channels including phone, chat, web, social media and email, allowing quick and easy access to the information they need. These teams are responsible for providing timely, high-quality technical expertise on all our products.

Certain consumers are eligible to receive Getting Started support, to assist with easy adoption of their products. Support for some products and in some countries may vary. For enterprise customers with greater support needs, we offer personalized service options through Premium Services options, delivered by global support centers and technical account managers who can also provide proactive risk mitigation services and on-site support services for those with business-critical deployments.

We also offer delivery assurance, technical support and enablement services to partners and developer organizations. We provide developers with high-quality tools, software development kits, information and services.

Digital Learning Services

Adobe Customer Solutions offers a comprehensive portfolio of learning and enablement services to assist our customer and partner teams in the use of our products, including those within Digital Experience, Digital Media and other legacy products and solutions. Our training portfolio includes a large number of free online self-service learning options on www.training.adobe.com. Adobe Digital Learning Services also has an extensive portfolio of fee-based learning programs including a wide range of traditional classroom, virtual and on-demand training and certifications delivered by our team of training professionals and partners across the globe.

These core offerings are complemented by our custom learning services, which support our largest enterprise customers and their unique requirements. Solution-specific skills assessments help our enterprise customers objectively assess the knowledge and competencies within their marketing teams and tailor their learning priorities accordingly.

Investments

From time to time we make direct investments in privately held companies. We enter into these investments with the intent of securing financial returns as well as for strategic purposes, as they often increase our knowledge of emerging markets and technologies and expand our opportunities to provide Adobe products and services.

PRODUCT DEVELOPMENT

A continuous high level of investment is required for the enhancement of existing solutions and the development of new solutions due to the speed of technological change that characterizes the software industry. We develop our software internally, as well as acquire products or technology developed by others by purchasing the stock or assets of the business entity that owns the technology. In other instances, we have licensed or purchased the intellectual property ownership rights of programs developed by others with license or technology transfer agreements that may obligate us to pay a flat license fee or royalties, typically based on a dollar amount per unit or a percentage of the revenue generated by those programs.

PROTECTING AND LICENSING OUR PRODUCTS

We protect our intellectual property through a combination of patents, copyrights, trademarks and trade secrets, foreign intellectual property laws, confidentiality procedures and contractual provisions. We have U.S. and international patents and pending applications that relate to various aspects of our products and technology. Although our patents have value, no single patent is essential to any of our principal businesses. We have also registered, and applied for the registration of, U.S. and international trademarks, service marks, domain names and copyrights.

We license our desktop software and mobile apps to users under 'click through' or signed license agreements containing restrictions on duplication, disclosure and transfer. Similarly, cloud products and services are provided to users under 'click through' or signed agreements containing restrictions on access and use. Our enterprise customers license our hosted offerings as SaaS or Managed Services.

Despite our efforts to protect our proprietary technology and our intellectual property rights, unauthorized parties may attempt to copy or obtain and use our technology to develop applications with the same functionality as our applications. Policing unauthorized use of our technology and intellectual property rights is difficult. We believe that our transition from perpetual-use software licenses to a subscription-based business model combined with the increased focus on cloud-based computing has and may continue to improve our efforts to combat the pirating of our products.

HUMAN CAPITAL

Our culture is built on the foundation that our people and the way we treat one another promote creativity, innovation and performance, which spur the Company's success. We are continually investing in our global workforce to further drive diversity and inclusion, provide fair and market-competitive pay and benefits to support our employees' wellbeing, and foster their growth and development. As of December 2, 2022, we employed 29,239 people, of which 51% were in the United States and 49% were in our international locations. During fiscal 2022, our total attrition rate was 11.7%. We have not experienced work stoppages and believe our employee relations are good. Our employee listening program helps us understand employee sentiment on a wide range of topics throughout the employee lifecycle, providing insights that inform our decisions about employee programs, talent risks, management opportunities, employee networks and more. In fiscal 2022, 79% of our employees participated in our most recent engagement survey.

We encourage you to visit our website for more detailed information regarding our Human Capital programs and initiatives. Nothing on our website shall be deemed incorporated by reference into this Annual Report on Form 10-K.

Diversity and Inclusion

Adobe For All is our vision to advance diversity, equity and inclusion across the Company. We recognize that everyone deserves respect and equal treatment, regardless of gender, race, ethnicity, age, disability, sexual orientation, gender identity, cultural background or religious belief. As of December 2, 2022, women represented 34.6% of our global employees, and underrepresented minorities ("URMs," defined as those who identify as Black/African American, Hispanic/Latinx, Native American, Pacific Islander and/or two or more races) represented 11.7% of our U.S. employees. To continue to improve employee representation, we have declared a set of aspirational goals for women in leadership positions globally, underrepresented minorities in leadership positions in the United States and overall Black representation.

We have a three-pillar strategy to grow the diversity of our workforce over time, on which we have continued to drive progress during fiscal 2022:

- *Workforce*: We take actions to improve the hiring, retention and promotion of a more diverse workforce to achieve our aspirational goals. In fiscal 2022, we sourced candidates from a variety of conferences and partnerships, such as AfroTech, AdColor, BreakLine, HBCU 20x20 and Management Leadership for Tomorrow. We have continued to develop and invest in our partnerships with historically black colleges and universities and Hispanic-serving institutions. We are investing in the success of underrepresented candidates and employees through mentoring, leadership, employee and internship programs and career coaching.

- *Workplace*: We are building an inclusive environment that inspires a sense of belonging and encourages people to be their authentic selves. We continue to support our employee resource groups to create community for employees from underrepresented groups. Our Taking Action initiative is focused on accelerating the representation, development and success of Adobe's Black employees and other underrepresented groups. We host annual learning events, including our Juneteenth Global Day of Learning and our Adobe for All Week events.

- *Ecosystem*: We strive to bring progress on diversity to our brand, products, partnerships, community engagement and the vendors we use. We collaborate with industry peers to advance diversity across multiple dimensions, including through our participation in the CEO Action on Diversity & Inclusion, The Valuable 500, the Ascend 5-Point Action Agenda and ParityPledge. In fiscal 2022, we launched the Adobe Equity and Advancement Initiative, a multi-faceted grantmaking program to support non-profit organizations, and we continued to invest in our Supplier Diversity program to purchase goods and services from businesses that are certified as majority-owned and operated by underrepresented groups.

We invest in analysis and transparency to demonstrate our commitment to fair compensation. We define pay parity as ensuring that employees in the same job and location are paid fairly regardless of their gender or ethnicity. In fiscal 2022, we again achieved global gender pay parity and U.S. URM and non-URM pay parity. We continue to monitor our progress to ensure that we are creating a culture that fairly rewards and recognizes the contributions of all employees.

Additional information on our diversity and inclusion strategy, diversity metrics and programs can be found on our website at adobe.com/diversity. Nothing on our website shall be deemed incorporated by reference into this Annual Report on Form 10-K.

Compensation, Benefits and Wellbeing

We offer fair, competitive compensation and benefits that support our employees' overall wellbeing. To ensure alignment with our short- and long-term objectives, our compensation programs for all employees include base pay, short-term incentives and opportunities for long-term incentives. We believe this alignment, whether through equity awards issued by Adobe or employee participation in our employee stock purchase plan, provides employee shareholders with meaningfully deeper connections to Adobe and contributes to the Company's long-term success. Our wellbeing and benefit programs focus on four key pillars: physical, emotional, financial and community. We offer a wide array of benefits including comprehensive health and welfare insurance, generous time-off and leave and retirement and financial support. We provide emotional wellbeing services through our Employee Assistance Program and a variety of interactive apps. Our wellness reimbursement of up to $600 per year for each eligible employee, lifestyle coaching, global wellbeing speaker series and ergonomic programs help to support employees' physical and emotional wellbeing. In addition, our financial education and financial wellness coaches offer employees tools and resources to reach their personal financial goals. To build community, we bring together our employees through onsite events, messaging forums and our Employee Networks to share stories and engage with one another.

In response to supporting employees after the COVID-19 pandemic, we implemented changes that we determined were in the best interest of our employees and the communities in which we operate. This includes a hybrid work schedule for our employees and implementing resources and tools for them to be successful, including the global expansion of dependent care programs to help employees balance their work and life responsibilities. We provide up to 20 working days per calendar year of paid time off for employees who cannot work due to circumstances related to pandemic or natural disaster and company-wide global wellbeing days for employees to take a break from work and take care of themselves. Additionally, we introduced "Let's Talk" and healing sessions to support employees facing challenging circumstances.

Future of Work

Digital transformation and the COVID-19 pandemic have fundamentally changed how people work, and we are leaning into digital-first workflows, tools and resources to enable us to be productive, wherever we are. We also believe in the value of people being together—fostering trust, relationships and collaboration and innovation. Over the past year, we have been evolving to a hybrid model, in which employees who are assigned to an office can divide their work between the office and home about half the time. We are actively piloting, testing and iterating our approach to support new ways of working and evolving the employee experience.

Growth and Development

At Adobe, employees are given the opportunity to drive their own careers. The Global Talent Development team creates programs to support leaders, managers and employees in their career growth and personal development. In addition to the content created in house, employees also have access to on-demand content via several industry-leading learning platforms. Through Adobe's Learning Fund, employees are eligible to receive up to $11,000 per year toward university and short-term learning opportunities.

Adobe is committed to enabling a culture that celebrates talent sharing, career development and agility across the Company. We post all roles internally first before sharing them externally and have made several technology enhancements to make the internal job search easier for employees. We also provide forums for managers and employees to have regular conversations about their career and contributions throughout the year.

AVAILABLE INFORMATION

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, are available free of charge on our Investor Relations website at www.adobe.com/adbe as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information posted to our website is not incorporated into this Annual Report on Form 10-K.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

Adobe's executive officers as of January 17, 2023 are as follows:

Name	Age	Positions
Shantanu Narayen	59	Chairman and Chief Executive Officer Mr. Narayen currently serves as our Chairman of the Board and Chief Executive Officer. He joined Adobe in January 1998 as Vice President and General Manager of our engineering technology group. In January 1999, he was promoted to Senior Vice President, Worldwide Products, and in March 2001 he was promoted to Executive Vice President, Worldwide Product Marketing and Development. In January 2005, Mr. Narayen was promoted to President and Chief Operating Officer, and effective December 2007, he was appointed our Chief Executive Officer and joined our Board of Directors. In January 2017, he was named our Chairman of the Board. He served as President until December 2021. Mr. Narayen serves as lead independent director on the board of directors of Pfizer Inc., a multinational pharmaceutical corporation. Mr. Narayen holds a B.S. in Electronics Engineering from Osmania University in India, a M.S. in Computer Science from Bowling Green State University and an MBA from the University of California, Berkeley.
Daniel Durn	56	Executive Vice President and Chief Financial Officer Mr. Durn joined Adobe in October 2021 as Executive Vice President and Chief Financial Officer. Mr. Durn most recently served as a Senior Vice President and CFO of Applied Materials from August 2017 to October 2021. Previously, he was Executive Vice President and CFO at NXP Semiconductors N.V. from December 2015 to August 2017 following its merger with Freescale Semiconductor. Before Freescale, he was CFO and Executive Vice President of Finance and Administration at GlobalFoundries, and he served as Managing Director and Head of Mergers and Acquisitions and Strategy at Mubadala Technology Fund. Prior to that, Dan was a Vice President of Mergers and Acquisitions in the technology practice at Goldman Sachs & Company. Mr. Durn received his MBA in Finance from Columbia Business School and graduated from the U.S. Naval Academy with a B.S. in Control Systems Engineering. He served in the Navy for six years, reaching the rank of lieutenant.
Anil Chakravarthy	55	President, Digital Experience Mr. Chakravarthy currently serves as President of Adobe's Digital Experience business. Mr. Chakravarthy joined Adobe in January 2020 as Executive Vice President and General Manager, Digital Experience and was given responsibility over Worldwide Field Operations in July 2020, when he was appointed Executive Vice President and General Manager, Digital Experience Business and Worldwide Field Operations. Prior to joining Adobe, he served as Informatica's Chief Executive Officer from August 2015 to January 2020 and Executive Vice President and Chief Product Officer from September 2013 to August 2015. Prior to joining Informatica, for over nine years, Mr. Chakravarthy held multiple leadership roles at Symantec Corporation, most recently serving as its Executive Vice President, Information Security from February 2013 to September 2013. Prior to Symantec, he was a Director of Product Management for enterprise security services at VeriSign. Mr. Chakravarthy began his career as an engagement manager at McKinsey & Company. He currently serves on the board of Ansys, Inc. and also served on the board of the Silicon Valley Leadership Group until December 2021. Mr. Chakravarthy holds a Bachelor of Technology in Computer Science and Engineering from the Institute of Technology, Varanasi, India and M.S. and Ph.D. degrees from the Massachusetts Institute of Technology.

Name	Age	Positions
David Wadhwani	51	President, Digital Media Mr. Wadhwani currently serves as President of Adobe's Digital Media business. Mr. Wadhwani rejoined Adobe in June 2021 to lead Adobe's global Digital Media business across Adobe Creative Cloud and Adobe Document Cloud as Chief Business Officer and Executive Vice President, Digital Media. Prior to joining Adobe, he was a Venture Partner at Greylock Partners since October 2019. From September 2015 to October 2019, he was President and CEO of AppDynamics. Before that, Mr. Wadhwani previously worked at Adobe as Senior Vice President and General Manager of Adobe's Digital Media business, having joined Adobe in 2005 through the Company's acquisition of Macromedia, Inc., where he had been Vice President of Developer Products. Mr. Wadhwani holds a bachelor's degree in computer science from Brown University and serves on the Brown computer science department advisory board. He is also on the board of Gem Software, Inc. and on the Board of Trustees for StoryCorps and the Fine Arts Museums of San Francisco.
Scott Belsky	42	Chief Product Officer and Executive Vice President, Creative Cloud Mr. Belsky joined Adobe in December 2017 as Chief Product Officer and Executive Vice President, Creative Cloud. Prior to joining Adobe in December 2017, Belsky was a venture investor at Benchmark in San Francisco from February 2016 to December 2017. Prior to Benchmark, Belsky led Adobe's mobile strategy for Creative Cloud from December 2012 to January 2016, having joined the Company through the acquisition of Behance. Belsky co-founded Behance in 2006 and served as its CEO for over 6 years. He was an early advisor and investor to Pinterest, Uber and Warby Parker and other early-stage companies, and serves on the board of Globality, an enterprise procurement company that empowers the careers of independent professionals. Mr. Belsky also serves on the advisory board of Cornell University's Entrepreneurship Program and serves on the board of trustees of the Smithsonian Cooper-Hewitt National Design Museum.
Gloria Chen	58	Chief People Officer and Executive Vice President, Employee Experience Ms. Chen joined Adobe in 1997 and currently serves as Chief People Officer and Executive Vice President, Employee Experience. In her more than 20 years at Adobe, she has held senior leadership positions in worldwide sales operations, customer service and support, and strategic planning. In October 2009, Ms. Chen was appointed Vice President and Chief of Staff to the Chief Executive Officer. In March 2018, she was promoted to Senior Vice President, Strategy and Growth, in November 2019, she was elevated to Executive Vice President, Strategy and Growth and in January 2020, she was promoted to Chief People Officer and Executive Vice President, Employee Experience. Prior to joining Adobe, Ms. Chen was an engagement manager at McKinsey & Company. Ms. Chen holds a BS in electrical engineering from the University of Washington, an M.S. in electrical and computer engineering from Carnegie Mellon University and an MBA from Harvard Business School.
Ann Lewnes	61	Chief Marketing Officer and Executive Vice President, Corporate Strategy and Development Ms. Lewnes joined Adobe in November 2006 and currently serves as Chief Marketing Officer and Executive Vice President, Corporate Strategy and Development. Ann has held the position of Chief Marketing Officer for over a decade and since December 2020, she also leads Adobe's corporate strategy and M&A efforts globally as Executive Vice President, Corporate Strategy and Development. Prior to joining Adobe, Ms. Lewnes spent 20 years at Intel Corporation, where she held a number of leadership positions across marketing. Ms. Lewnes is a board member of Mattel and Sundance Institute. Ms. Lewnes has announced her plans to retire from Adobe in early 2023.
Dana Rao	53	Executive Vice President, General Counsel & Chief Trust Officer and Corporate Secretary Mr. Rao currently serves as our Executive Vice President, General Counsel & Chief Trust Officer and Corporate Secretary. He joined Adobe in April 2012 and served as our Vice President, Intellectual Property and Litigation where he spearheaded strategic initiatives including the Company's litigation efforts, and its patent, trademark and copyright portfolio strategies until June 2018. Prior to joining Adobe, Mr. Rao was with Microsoft Corporation for 11 years, serving in a variety of roles including Associate General Counsel of Intellectual Property and Licensing. From 1997 until March 2001, he served as a patent attorney at Fenwick & West. He holds a B.S. in Electrical Engineering from Villanova University and a JD from George Washington University.

Name	Age	Positions
Mark Garfield	52	Senior Vice President and Chief Accounting Officer

Mr. Garfield currently serves as our Senior Vice President and Chief Accounting Officer. Prior to joining Adobe in December 2018, Mr. Garfield served as the Vice President of Finance of Cloudflare, Inc. commencing in November 2017. He served as Senior Vice President and Chief Accounting Officer at Symantec Corporation from March 2014 to October 2017. Prior to joining Symantec, he was at Brightstar Corporation where he served primarily as Senior Vice President and Chief Accounting Officer from January 2013 to February 2014. Mr. Garfield served as Director of Finance at Advanced Micro Devices from August 2010 to December 2012. Prior to Advanced Micro Devices, Mr. Garfield also served in senior level finance roles at LoudCloud and Ernst and Young. Mr. Garfield is a board member of the Adobe Foundation. Mr. Garfield holds a B.A. in Business Economics from the University of California, Santa Barbara.

ITEM 1A. RISK FACTORS

As previously discussed, our actual results could differ materially from our forward-looking statements. Below we discuss some of the factors that could cause these differences. These and many other factors described in this report could adversely affect our operations, performance and financial condition.

Risks Related to Our Ability to Grow Our Business

The markets in which we participate are intensely competitive, and if we cannot continue to develop, acquire, market and offer new products and services or enhancements to existing products and services that meet customer requirements, our operating results could suffer.

The markets for our products and services are characterized by intense competition, new industry standards, evolving distribution models, limited barriers to entry, new technology developments, short product life cycles, customer price sensitivity, global market conditions and frequent product introductions (including alternatives with limited functionality available at lower costs or free of charge). Any of these factors could create downward pressure on pricing and gross margins and could adversely affect our renewal and upsell and cross-sell rates, as well as our ability to attract new customers.

Our future success will depend on our continued ability to enhance and integrate our existing products and services, introduce new products and services in a timely and cost-effective manner, meet changing customer expectations and needs, extend our core technology into new applications, and anticipate emerging standards, business models, software delivery methods and other technological developments. For example, consumers continue to migrate from personal computers to tablet and mobile devices and from desktop to the web. While we offer our products on a variety of platforms, if we cannot continue adapting our products to tablet and mobile devices or the web, or if our competitors can adapt their products more quickly than us, our business could be harmed. In addition, releases of new devices or operating systems may make it more difficult for our products to perform or may require significant cost to adapt our solutions. The potential costs and delays incurred as a result could harm our business. If we fail to anticipate or misjudge customers' rapidly changing needs and expectations or adapt to emerging technological trends, our market share and results of operations could suffer.

Furthermore, some of our competitors and potential competitors enjoy competitive advantages, such as greater financial, technical, sales, marketing and other resources, broader brand awareness and access to larger customer bases. As a result of these advantages, potential and current customers might select the products and services of our competitors, causing a loss of our market share. Our competitors, including large enterprises, may develop products, features or services that are similar to ours or that achieve greater acceptance, may undertake more far-reaching and successful product development efforts or marketing campaigns, or may adopt more aggressive pricing policies.

For additional information regarding our competition and the risks arising out of the competitive environment in which we operate, see the section titled "Competition" contained in Part I, Item 1 of this report.

Introduction of new technology could harm our business and results of operations.

The expectations and needs of technology consumers are constantly evolving. As new technology is developed, integration of our products and services with one another and other companies' offerings creates an increasingly complex ecosystem that is also partly reliant on third parties. If any disruptive technology, or competing products, services or operating systems that are not compatible with our solutions, achieve widespread acceptance, our operating results could suffer and our business could be harmed.

The introduction of, or limitations on, certain technologies may reduce the effectiveness of our products and our business operations. For example, some of our products and services, including those marketed or licensed through adobe.com, rely on tracking, third-party cookies or other identifiers to help our customers more effectively advertise and detect and prevent fraudulent activity. However, consumers can, with increasing ease, implement technologies to limit the ability to collect and use data to deliver or advertise services. Increased use of methods to control the use of these technologies through customers' browsers, operating systems, device settings or "ad-blocking" software or applications may harm our business.

We may not realize the anticipated benefits of past or future investments or acquisitions, and integration of acquisitions may disrupt our business and management.

We may not realize the anticipated benefits of an investment or acquisition of a company, division, product or technology, each of which involves numerous risks. These risks include:

- inability to achieve the financial and strategic goals for the acquired and combined businesses;

- difficulty in, and the cost of, effectively integrating the operations, technologies, products or services, and personnel of the acquired business;

- potential identified or unknown security vulnerabilities in acquired products that expose us to additional security risks or delay our ability to integrate the product into our offerings;

- entry into markets in which we have minimal prior experience and where competitors in such markets have stronger market positions;

- disruption of our ongoing business and distraction of our management and other employees from other opportunities and challenges;

- inability to retain personnel of the acquired business;

- inability to retain key customers, distributors, vendors and other business partners of the acquired business;

- inability to take advantage of anticipated tax benefits;

- incurring acquisition-related costs or amortization costs for acquired intangible assets that could impact our operating results;

- elevated delinquency or bad debt write-offs related to receivables of the acquired business we assume;

- additional costs of bringing acquired companies into compliance with laws and regulations applicable to a multinational corporation;

- difficulty in maintaining controls, procedures and policies during the transition and integration;

- impairment of our relationships with employees, customers, partners, distributors or third-party providers of our technologies, products or services;

- failure of our due diligence processes to identify significant problems, liabilities or other challenges of an acquired company or technology;

- exposure to litigation or other claims in connection with, or inheritance of claims or litigation risk as a result of, an acquisition, such as claims from terminated employees, customers, former stockholders or other third parties;

- incurring significant exit charges if products or services acquired in business combinations are unsuccessful;

- inability to conclude that our internal controls over financial reporting are effective;

- inability to obtain, or obtain in a timely manner, approvals from governmental authorities, which could delay prevent or impose conditions on such acquisitions;

- the failure of strategic investments to perform as expected or to meet financial projections;

- delay in customer and distributor purchasing decisions due to uncertainty about the direction of our product and service offerings;

- additional stock-based compensation issued or assumed in connection with an acquisition, including the impact on stockholder dilution and our results of operations;

- increased accounts receivables collection times and working capital requirements associated with acquired business models; and

- incompatibility of business cultures.

Mergers and acquisitions of technology companies are inherently risky. If we do not complete an announced acquisition transaction, including the pending acquisition of Figma, Inc., or integrate an acquired business successfully and in a timely manner, we may not realize the benefits of the acquisition to the extent anticipated, and in certain circumstances an acquisition could harm our financial position.

Our ability to acquire other businesses or technologies, make strategic investments or integrate acquired businesses effectively may also be impaired by the effects of the COVID-19 pandemic, including government actions in light of the pandemic, trade tensions, restrictions and increased global scrutiny of foreign investments. For example, a number of countries, including the United States and countries in Europe and the Asia-Pacific region, are considering or have adopted restrictions on foreign investments. Governments may continue to adopt or tighten restrictions of this nature, and such restrictions could negatively impact our business and financial results.

The success of some of our product and service offerings depends on our ability to continue to attract and retain customers of and contributors to our online marketplaces for creative content.

The success of some of our product and service offerings, such as Adobe Stock, depends on our ability to continue to retain existing and attract new customers and contributors to these online marketplaces for creative content. An increase in paying customers has generally resulted in more content from contributors, which increases the size of our collection and in turn attracts new paying customers. We rely on the functionality and features of our online marketplaces, the size and content of our collection and the effectiveness of our marketing efforts to attract new customers and contributors and retain existing ones. New technologies may render the features of our online marketplaces obsolete, our collection may fail to grow as anticipated or our marketing efforts may be unsuccessful, any of which may adversely affect our results of operations.

If our products or platforms are used to create or disseminate objectionable content, particularly misleading content intended to manipulate public opinion, our brand reputation may be damaged, and our business and financial results may be harmed.

We believe that our brands have significantly contributed to the success of our business. Maintaining and enhancing the brands within Adobe increases our ability to enter new categories, launch new and innovative products to better serve our customers and expand our customer base. Our brands may be negatively affected by the use of our products or services to create or disseminate newsworthy content that is deemed to be misleading, deceptive or intended to manipulate public opinion (e.g., "DeepFakes"), by the use of our products or services for illicit, objectionable or illegal ends, or by our failure to respond appropriately and expeditiously to such uses of our products and services. Such uses of our products and services may also cause us to face claims related to defamation, rights of publicity and privacy, illegal content, misinformation and personal injury torts. Maintaining and enhancing our brands may require us to make substantial investments and these investments may not be successful. If we fail to appropriately respond to objectionable content created using our products or services or shared on our platforms, our users may lose confidence in our brands and our business and financial results may be adversely affected. In addition, government regulation designed to address DeepFakes could adversely impact our product offerings.

Social and ethical issues relating to the use of new and evolving technologies, such as AI, in our offerings may result in reputational harm and liability.

Social and ethical issues relating to the use of new and evolving technologies such as artificial intelligence ("AI") in our offerings, may result in reputational harm and liability, and may cause us to incur additional research and development costs to resolve such issues. We are increasingly building AI into many of our offerings. As with many innovations, AI presents risks and challenges that could affect its adoption, and therefore our business. If we enable or offer solutions that draw controversy due to their perceived or actual impact on society, we may experience brand or reputational harm, competitive harm or legal liability. Potential government regulation related to AI use and ethics may also increase the burden and cost of research and development in this area, and failure to properly remediate AI usage or ethics issues may cause public confidence in AI to be undermined, which could slow adoption of AI in our products and services. The rapid evolution of AI will require the application of resources to develop, test and maintain our products and services to help ensure that AI is implemented ethically in order to minimize unintended, harmful impact. Uncertainty around new and emerging AI applications such as generative AI content creation may require additional investment in the development of proprietary datasets and machine learning models, development of new approaches and processes to provide attribution or remuneration to content creators and building systems that enable creatives to have greater control over the use of their work in the development of AI, which may be costly and could impact our profit margin if we decide to expand generative AI into all our product offerings. Developing, testing, and deploying AI systems may also increase the cost profile of our offerings due to the nature of the computing costs involved in such systems.

Risks Related to the Operation of Our Business

Security breaches in data centers we manage, or third parties manage on our behalf, may compromise the confidentiality, integrity or availability of employee and customer data, which could expose us to liability and adversely affect our reputation and business.

We process and store significant amounts of employee and customer data, a large volume of which is hosted by third-party service providers. A security incident impacting our own data centers or those controlled by our service providers may compromise the confidentiality, integrity or availability of this data. Unauthorized access to or loss or disclosure of data stored by Adobe or our service providers may occur through physical break-ins, breaches of a secure network by an unauthorized party, software vulnerabilities or coding errors, employee mistakes, theft or misuse or other misconduct. It is also possible that unauthorized access to or disclosure of employee or customer data may occur through inadequate use of security controls by customers, service providers or employees. The compromise of personal, confidential or proprietary information could cause a loss of data, disrupt our operations, damage our reputation, give rise to remediation or other expenses and subject us to claims or other liabilities, regulatory investigations or fines. Adobe maintains insurance to cover operational risks, such as cyber risk and technology outages, but this insurance may not cover all costs associated with the consequences of personal, confidential or proprietary information being compromised. Further, such perceived or actual unauthorized loss or disclosure of the information we collect, process or store, or breach of our security could damage our reputation, result in the loss of customers and harm our business.

We rely on data centers managed both by Adobe and third parties to host and deliver our services, as well as access, collect, process, use, transmit and store data, and any interruptions or delays in these hosted services, or failures in data collection or transmission could expose us to liability and harm our business and reputation.

Much of our business relies on hardware and services that are hosted, managed and controlled directly by Adobe or third-party service providers, including our online store at adobe.com and our Creative Cloud, Document Cloud and Experience Cloud solutions. We do not have redundancy for all of our systems, many of our critical applications reside in only one of our data centers, and our disaster recovery planning may not account for all eventualities. If our business relationship with a third-party provider of hosting or content delivery services is negatively affected, or if one of our content delivery suppliers were to terminate its agreement with us without adequate notice, we might not be able to deliver the corresponding hosted offerings to our customers, which could disrupt our business operations and those of our customers, subject us to reputational harm, costly and time-intensive notification requirements, and cause us to lose customers and future business. The COVID-19 pandemic has disrupted and may continue to disrupt the supply chain of hardware needed to maintain these third-party systems and services or to run our business. In addition, supply chain disruptions stemming from the Russia-Ukraine war may harm our customers and suppliers and further complicate existing supply chain constraints. Occasionally, we migrate data among data centers and to third-party hosted environments. If a transition among data centers or to third-party service providers encounters unexpected interruptions, unforeseen complexity or unplanned disruptions despite precautions undertaken during the process, this may impair our delivery of products and services to customers and result in increased costs and liabilities, which may harm our operating results, reputation and our business.

It is also possible that hardware or software failures or errors in our systems (or those of our third-party service providers) could result in data loss or corruption, cause the information that we collect or maintain to be incomplete or contain inaccuracies that our customers regard as significant, or cause us to fail to meet committed service levels or comply with applicable notification requirements. Furthermore, our ability to collect and report data may be delayed or interrupted by a number of factors, including access to the internet, the failure of our network or software systems, security breaches or significant variability in visitor traffic on customer websites. In addition, the loss of data resulting from computer viruses, worms, ransomware or other malware may harm our systems could expose us to litigation or regulatory investigation, and costly and time-intensive notification requirements.

We may also find, on occasion, that we cannot deliver data and reports to our customers in near real time due to factors such as significant spikes in customer activity on their websites or failures of our network or software (or that of a third-party service provider). If we fail to plan infrastructure capacity appropriately and expand it proportionally with the needs of our customer base, and we experience a rapid and significant demand on the capacity of our data centers or those of third parties, service outages or performance issues could occur, which would impact our customers. Such a strain on our infrastructure capacity could subject us to regulatory and customer notification requirements, violations of service level agreement commitments or financial liabilities and result in customer dissatisfaction or harm our business. If we supply materially inaccurate information or experience significant interruptions in our systems, our reputation could be harmed, we could lose customers and we could be found liable for damages or incur other losses.

Security vulnerabilities in our products and systems, or in our supply chain, could lead to reduced revenue or to liability claims.

Maintaining the security of our products and services is a critical issue for us and our customers. Cyberthreats are constantly evolving and becoming increasingly sophisticated and complex, making it increasingly difficult to detect and successfully defend against them. Certain unauthorized parties have in the past managed, and may again in the future manage, to gain access to and misuse some of our systems and software, or that of our third-party service providers, in order to access the authentication, payment and personal information of our end users and employees. In addition, cyber-attackers (which may include individuals or groups, as well as sophisticated groups with significant resources, such as nation-state and state-sponsored attackers) also develop and deploy viruses, worms, credential stuffing attack tools and other malicious software programs, some of which may be specifically designed to attack our products, services, information systems or networks. The frequency and sophistication of such threats continues to increase and often becomes further heightened in connection with geopolitical tensions. Hardware, software and operating system applications that we develop or procure from third parties have contained and may contain defects in design or manufacture, including bugs, vulnerabilities and other problems that could unexpectedly compromise the security of the system or impair a customer's ability to operate or use our products. Like other global companies, we face an increasingly difficult challenge to attract and retain highly qualified security personnel to assist us in combating these security threats. The costs to prevent, eliminate, mitigate or alleviate cyber or other security problems, bugs, viruses, worms, malicious software programs and security vulnerabilities are significant, and our efforts to address these problems, including notifying affected parties, may not be successful or may be delayed and could result in interruptions, delays, cessation of service and loss of existing or potential customers. It is impossible to predict the extent, frequency or impact these problems may have on us.

Outside parties have in the past and may in the future attempt to fraudulently induce our employees or users of our products or services to disclose sensitive, personal or confidential information via illegal electronic spamming, phishing or other tactics. This existing risk is compounded given the current hybrid model work environment, where a large portion of our workforce spends a portion of their time working in our offices and a portion of their time working from home. Unauthorized parties may also attempt to gain physical access to our facilities in order to infiltrate our information systems or attempt to gain logical access to our products, services or information systems for the purpose of exfiltrating content and data. These actual and potential breaches of our security measures and the accidental loss, inadvertent disclosure or unauthorized dissemination of proprietary information or sensitive, personal or confidential data about us, our employees, our customers or their end users, including the potential loss or disclosure of such information or data could expose us, our employees, our customers or other individuals affected to a risk of loss or misuse of this information. This may result in litigation and liability or fines, costly and time-intensive notice requirements, governmental inquiry or oversight or a loss of customer confidence, any of which could harm our business or damage our brand and reputation, thereby requiring time and resources to mitigate these impacts. These risks will likely increase as we expand our hosted offerings, integrate our products and services and store and process more data.

These issues affect our products and services in particular because cyber-attackers tend to focus their efforts on popular offerings with a large user base, and we expect them to continue to do so. From time to time we have identified, and in the future we may identify other, vulnerabilities in some of our applications and services and those of our third-party service providers. In some cases, such vulnerabilities may not be immediately detected, which may make it difficult to recover critical services and lead to damaged assets. We continuously monitor and develop our information technology networks and infrastructure in an effort to prevent, detect, address and mitigate the risk of threats to our data, systems and networks, including malware and computer virus attacks, ransomware, unauthorized access, business email compromise, misuse, denial-of-service attacks, system failures and disruptions. These continued enhancements and changes, as well as changes designed to update and enhance our protective measures to address new threats, may increase the risk of a system or process failure or the creation of a gap in the associated security measures. Any such failure or gap could materially and adversely affect our business, results of operations and financial results. We devote significant resources to address security vulnerabilities through engineering more secure products, enhancing security and reliability features in our products and systems, code hardening, conducting rigorous penetration tests, deploying updates to address security vulnerabilities, regularly reviewing our service providers' security controls, reviewing and auditing our hosted services against independent security control frameworks (such as ISO 27001, SOC 2 and PCI), providing resources, such as mandatory security training, for our workforce and improving our incident response time, but security vulnerabilities cannot be totally eliminated. The cost of undertaking these efforts could reduce our operating margins, and we may be unable to implement these measures quickly enough to prevent unauthorized access into our systems and products in all circumstances. Despite our preventative efforts, there is no assurance that our security measures will provide full effective protection from such events, and actual or perceived security vulnerabilities in our products and systems may harm our reputation or lead to claims against us (and have in the past led to such claims) and could lead some customers to stop using certain products or services or to reduce or delay future purchases. If we do not make the appropriate level of investment in our technology systems and we are not able to deliver the quality of data security and privacy our customers require or that meet our independent security control certification requirements, our business could be adversely affected. Customers may also adopt security measures designed to protect their existing computer systems from attack, which could delay adoption of new technologies. Moreover, delayed sales, lower margins or lost customers resulting from disruptions caused by cyber-attacks, overly burdensome preventative security measures or failure to fully meet independent security control certification requirements could adversely affect our financial results, stock price and reputation.

Some of our enterprise offerings have extended and complex sales cycles, which can make our sales cycles unpredictable.

Sales cycles for some of our enterprise offerings, including our Adobe Experience Cloud and Adobe Experience Platform solutions and Enterprise Term License Agreements ("ETLAs") in our Digital Media business, are multi-phased and complex, which also makes it difficult to predict when a given sales cycle will close. The complexity in these sales cycles is due to several factors, including:

- the need for our sales representatives to educate customers about the use and benefit of large-scale deployments of our products and services;

- the desire of organizations to undertake significant evaluation processes to determine their technology requirements prior to making information technology expenditures and the need for our representatives to spend a significant amount of time assisting with such evaluations;

- intensifying competition within the industry;

- the negotiation of large, complex, enterprise-wide contracts;

- the need for our customers to obtain requisition approvals from various decision makers within their organizations due to the complexity of our solutions touching multiple departments; and

- customer budget constraints, economic conditions and unplanned administrative delays.

We spend substantial time and expense on our sales efforts without assurance that potential customers will ultimately purchase our solutions. As we target our sales efforts at larger enterprise customers, these trends are expected to continue and could have a greater impact on our results of operations. Additionally, our enterprise sales pattern has historically been uneven, where a higher percentage of a quarter's total sales occur during the final weeks of each quarter, which is common in our industry.

Our business could be harmed if we fail to effectively manage critical strategic third-party business relationships.

As our offerings expand and our customer base grows, our relationships with strategic partners become increasingly valuable. If our contractual relationships with these third parties were to terminate, or if we were unable to renew on favorable terms, our business could be harmed. This is especially the case when the third party's offerings are integrated with our products and services, or where the third party's offerings are difficult to substitute or replace. Alternative arrangements for such products and services may not be available to us on commercially reasonable terms, and we may experience business interruptions upon a transition to an alternative partner. The failure of third parties to provide acceptable products and services or to update their technology may result in a disruption to our business operations and those of our customers, which may reduce our revenues and profits, cause us to lose customers and damage our reputation.

We increasingly utilize third-party distribution platforms, such as Apple's App Store and Google's Play Store, for the distribution of certain of our product offerings. Although we benefit from the strong brand recognition and large user base of these distribution platforms to attract new customers, the platform owners have wide discretion to change the pricing structure, terms of service and other policies with respect to us and other developers, and may offer or promote products that compete with our product offerings. Adverse changes by these third parties could adversely affect our financial results.

Failure of our third-party customer service and technical support providers to adequately address customers' requests could harm our business and adversely affect our financial results.

Our customers rely on our customer service support organization to resolve issues with our products and services. We depend heavily, and expect to continue to rely heavily, on third-party customer service and technical support representatives to provide such services. This strategy presents risks to our business since we may not be able to influence the quality of support as directly as if our own employees performed these activities. Our customers may react negatively to providing information to, and receiving support from, third-party organizations, especially if these third-party organizations are based overseas. If we encounter problems with our third-party customer service and technical support providers, our reputation may be harmed, our ability to sell our offerings could be adversely affected, and we could lose customers and associated revenue.

If we are unable to recruit and retain key personnel, our business may be harmed, and our attempts to operate under a hybrid work model may not be successful and adversely impact our business.

Much of our future success depends on the continued service, availability and performance of our senior management and highly-skilled personnel across all levels of our organization. Our senior management has acquired specialized knowledge and skills with respect to our business, and the loss of any of these individuals could harm our business, especially if we are not successful in developing adequate succession plans. Our efforts to attract, develop, integrate and retain highly skilled employees with appropriate qualifications may be compounded by intensified restrictions on travel, immigration or the availability of work visas. Competition for experienced personnel in the information technology industry is intense and has recently intensified further due to industry trends in many areas where our employees are located. Further, the increased availability of hybrid or remote working arrangements has expanded the pool of companies that can compete for our employees and employment candidates. We may experience higher compensation costs to retain senior management and experienced personnel that may not be offset by improved productivity or increased sales. A hybrid work environment may also present operational, cybersecurity and workplace culture challenges. If we are unable to continue to successfully attract and retain highly skilled personnel and maintain our corporate culture in a hybrid work environment, our business may be harmed.

We continue to hire personnel in countries where exceptional technical knowledge and other expertise are offered at lower costs, which increases the efficiency of our global workforce structure and reduces our personnel related expenditures. Nonetheless, as globalization continues, competition for employees in these countries has increased, which may impact our ability to retain these employees and increase our compensation-related expenses. We may continue to expand our international operations and international sales and marketing activities, which would require significant management attention and resources. We may be unable to scale our infrastructure effectively or as quickly as our competitors in these markets, and our revenue may not increase sufficiently to offset these expected increases in costs, causing our results to suffer.

We believe that a critical contributor to our success to date has been our corporate culture, which we have built to foster innovation, teamwork and employee satisfaction. As we grow, including from the integration of employees and businesses acquired in connection with previous or future acquisitions, we may find it difficult to maintain important aspects of our corporate culture, which could negatively affect our ability to retain and recruit personnel who are essential to our future success.

Failure to manage our sales, partner and distribution channels effectively could result in a loss of revenue and harm our business.

We contract with a number of software distributors and other strategic partners, none of which are individually responsible for a material amount of our total net revenue in any recent period. Nonetheless, if an agreement with one of our distributors were terminated, any prolonged delay in securing a replacement distributor could have a negative impact on our results of operations.

Successfully managing our indirect distribution channel efforts to reach various customer segments for our products and services is a complex process across the broad range of geographies where we do business or plan to do business. Our distributors and other channel partners are independent businesses that we do not control. Notwithstanding the independence of our channel partners, we face legal risk and potential reputational harm from the activities of these third parties including, but not limited to, export control violations, workplace conditions, corruption and anti-competitive behavior.

We cannot be certain that our distribution channel will continue to market or sell our products and services effectively. If our partner and distribution channels are not successful, we may lose sales opportunities, customers and revenue. If our distributors favor our competitors' products or services for any reason, they may fail to market our products or services effectively, which would cause our results to suffer. If our OEMs through which we distribute products and services decide not to bundle our applications on their devices, our results could suffer. Further, the financial health of our distributors and partners and our continuing relationships with them are important to our success. Some of these distributors and partners may be unable to withstand adverse changes in economic conditions, which could result in insolvency, the inability of such distributors and partners to obtain credit to finance access to or purchases of our products and services, or a delay in paying their obligations to us.

We also sell some of our products and services through our direct sales force. Risks associated with this sales channel include more extended sales and collection cycles, challenges related to hiring, retaining and motivating our direct sales force, and substantial amounts of ongoing training for sales representatives. Moreover, recent hires may not be as productive as we would like, as in most cases it takes significant time for them to achieve full productivity. Our business could be seriously harmed if our expansion efforts of our direct sales do not generate a corresponding significant increase in revenue and we are unable to achieve the efficiencies we anticipate. In addition, the loss of key sales employees could impact our customer relationships and future ability to sell to certain accounts covered by such employees.

We face various risks associated with our operating as a multinational corporation.

As a global business that generates approximately 42% of our total revenue from sales to customers outside of the Americas, we are subject to a number of risks, including:

- inflation and actions taken by central banks to counter inflation;

- foreign currency fluctuations and controls;

- international and regional economic, political and labor conditions, including any instability or security concerns abroad, such as uncertainty caused by economic sanctions, trade disputes, armed conflicts and wars;

- tax laws (including U.S. taxes on foreign subsidiaries);

- increased financial accounting and reporting burdens and complexities;

- changes in, or impositions of, legislative or regulatory requirements;

- changes in laws governing the free flow of data across international borders;

- failure of laws to protect our intellectual property rights adequately;

- inadequate local infrastructure and difficulties in managing and staffing international operations;

- delays resulting from difficulty in obtaining export licenses for certain technology, tariffs, quotas and other trade barriers;

- the imposition of governmental economic sanctions on countries in which we do business or where we plan to expand our business;

- costs and delays associated with developing products in multiple languages;

- operating in locations with a higher incidence of corruption and fraudulent business practices; and

- other factors beyond our control, such as terrorism, war, natural disasters, climate change and pandemics, including the COVID-19 pandemic and resulting restrictions on business activity, which may vary significantly by region.

Some of our third-party business partners have international operations and are also subject to these risks, and our business may be harmed if such partners are unable to appropriately manage these risks. If sales to any of our customers outside of the Americas are reduced, delayed or canceled because of any of the above factors, our revenue may decline.

Risks Related to Laws and Regulations

We are subject to risks associated with compliance with laws and regulations globally, which may harm our business.

We are a global company subject to varied and complex laws, regulations and customs, both domestically and internationally. These laws and regulations relate to a number of aspects of our business, including trade protection, import and export control, anti-boycott, sanctions and embargoes, data and transaction processing security, payment card industry data security standards, records management, user-generated content hosted on websites we operate, privacy practices, data residency, corporate governance, anti-trust and competition, employee and third-party complaints, anti-corruption, gift policies, conflicts of interest, securities regulations and other regulatory requirements affecting trade and investment. The application of these laws and regulations to our business is often unclear and may at times conflict. For example, in many foreign countries, particularly in those with developing economies, it is common to engage in business practices that are prohibited by U.S. regulations applicable to us, including the Foreign Corrupt Practices Act. We cannot provide assurance that our employees, contractors, agents and business partners will not take actions in violation of our internal policies or U.S. laws. Compliance with these laws and regulations may involve significant costs or require changes in our business practices that result in reduced revenue and profitability. Non-compliance could also result in fines, damages, criminal sanctions against us, our officers or our employees, prohibitions on the conduct of our business and damage to our reputation.

In addition, approximately 49% of our employees are located outside the United States. Accordingly, we are exposed to changes in laws governing our employee relationships in various U.S. and foreign jurisdictions, including laws and regulations regarding wage and hour requirements, fair labor standards, employee data privacy, unemployment tax rates, workers' compensation rates, citizenship requirements and payroll and other taxes, which likely would have a direct impact on our operating costs.

Increasing regulatory focus on privacy and security issues and expanding laws could impact our business models and expose us to increased liability.

As a global company, Adobe is subject to global data protection, privacy and security laws, regulations and codes of conduct that apply to our various business units and data processing activities. These laws, regulations and codes may be inconsistent across jurisdictions and are subject to evolving and differing (sometimes conflicting) interpretations. Government officials and regulators, privacy advocates and class action attorneys are increasingly scrutinizing how companies collect, process, use, store, share and transmit personal data. This increased scrutiny may result in new interpretations of existing laws, thereby further impacting Adobe's business. Globally, laws such as the General Data Protection Regulation ("GDPR") in Europe and the Personal Information Protection Law ("PIPL") in China, and new and emerging state laws in the United States on privacy, data and related technologies, such as the California Consumer Privacy Act, the California Privacy Rights Act and the Virginia Consumer Data Protection Act, as well as industry self-regulatory codes, create new compliance obligations and expand the scope of potential liability, either jointly or severally with our customers and suppliers. While we have invested in readiness to comply with applicable requirements, the dynamic and evolving nature of these laws, regulations and codes, as well as their interpretation by regulators and courts, may affect our ability (and our enterprise customers' ability) to reach current and prospective customers, to respond to both enterprise and individual customer requests under the laws (such as individual rights of access, correction and deletion of their personal information) and to implement our business models effectively. These laws, regulations and codes may also impact our innovation and business drivers in developing new and emerging technologies (e.g., artificial intelligence and machine learning). These requirements, among others, may impact demand for our offerings and force us to bear the burden of more onerous obligations in our contracts. Any perception of our practices, products or services as a violation of individual privacy or data protection rights may subject us to public criticism, class action lawsuits, reputational harm, or investigations or claims by regulators, industry groups or other third parties, all of which could disrupt or adversely impact our business and expose us to increased liability. Additionally, we collect and store information on behalf of our business customers and if our customers fail to comply with contractual obligations or applicable laws, it could result in litigation or reputational harm to us.

Transferring personal information across international borders is complex and subject to legal and regulatory requirements as well as active litigation and enforcement in a number of jurisdictions around the world, each of which could have an adverse impact on our ability to process and transfer personal data as part of our business operations. For example, European data transfers outside the European Economic Area are highly regulated and litigated. The mechanisms that we and many other companies rely upon for European data transfers (e.g., Standard Contractual Clauses) are the subject of regulatory interpretation and judicial decisions by the Court of Justice of the European Union. We are closely monitoring for developments related to valid transfer mechanisms available for transferring personal data outside the European Economic Area (including the Trans-Atlantic Data Privacy Framework) and other countries that have similar trans-border data flow requirements and adjusting our practices accordingly. The open judicial questions and regulatory interpretations related to the validity of transfers using Standard Contractual Clauses have resulted in some changes in the obligations required to provide our services in the European Union and could expose us to potential sanctions and fines for non-compliance. Several other countries, including China, Australia, New Zealand, Brazil, Hong Kong and Japan, have also established specific legal requirements for cross-border transfers of personal information and for data localization (i.e., where personal data must remain stored in the country). If other countries implement more restrictive regulations for cross-border data transfers or do not permit data to leave the country of origin, such developments could adversely impact our business and our enterprise customers' business, our financial condition and our results of operations in those jurisdictions.

Our intellectual property portfolio is a valuable asset and we may not be able to protect our intellectual property rights, including our source code, from infringement or unauthorized copying, use or disclosure.

Our intellectual property portfolio is a valuable asset. Infringement or misappropriation of our patents, trademarks, trade secrets, copyrights and other intellectual property rights could result in lost revenues and ultimately reduce their value. Preventing unauthorized use or infringement of our intellectual property rights is inherently difficult. We actively combat software piracy as we enforce our intellectual property rights, but we nonetheless lose significant revenue due to illegal use of our software. If piracy activities continue at historical levels or increase, they may further harm our business. We apply for patents in the United States and internationally to protect our newly created technology and if we are unable to obtain patent protection for the technology described in our pending patent, or if the patent is not obtained timely, this could result in revenue loss, or have other adverse effects on operations and harm our business. We offer our products and services in foreign countries and we may seek intellectual property protection from those foreign legal systems. Some of those foreign countries may not have as robust or comprehensive of intellectual property protection laws and schemes as those offered in the United States, and the mechanisms to enforce intellectual property rights may be inadequate to protect our technology, which could harm our business. We also seek to protect our confidential information and trade secrets through the use of non-disclosure agreements with our customers, contractors, vendors and partners. However, there is a risk that our confidential information and trade secrets may be disclosed or published without our authorization, and in these situations, enforcing our rights may be difficult or costly.

If unauthorized disclosure of our source code occurs through security breach, cyber-attack or otherwise, we could lose future trade secret protection for that source code. Such loss could make it easier for third parties to compete with our products by copying functionality, which could cause us to lose customers and could adversely affect our revenue and operating margins.

We may incur substantial costs defending against third parties alleging that we infringe their proprietary rights.

We have been, are currently and may in the future be subject to claims, negotiations and complex, protracted litigation relating to disputes regarding the validity or alleged infringement of third-party intellectual property rights, including patent rights. Intellectual property disputes and litigation are typically costly and can be disruptive to our business operations by diverting the attention of management and key personnel. We may not prevail in every lawsuit or dispute. Third-party intellectual property disputes, including those initiated by patent assertion entities, could subject us to significant liabilities, require us to enter into royalty and licensing arrangements on unfavorable terms, prevent us from offering certain products or services, subject us to injunctions restricting our sales, cause severe disruptions to our operations or the markets in which we compete, or require us to satisfy indemnification commitments with our customers, including contractual provisions under various license arrangements and service agreements. In addition, we may incur significant costs in acquiring the necessary third-party intellectual property rights for use in our products, in some cases to fulfill contractual obligations with our customers. Any of these occurrences could significantly harm our business.

Changes in accounting principles or interpretations thereof could have a significant impact on our financial position and results of operations.

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). These principles are subject to interpretation by the SEC and various bodies formed to interpret and create appropriate accounting principles. A change in these principles, how the principles are interpreted, or the adoption of new accounting standards can have a significant effect on our reported results, could retroactively affect previously reported transactions and may require that we make significant changes to our systems, processes and controls.

Changes resulting from these new standards may result in materially different financial results and may require that we change how we process, analyze and report financial information and that we change financial reporting controls. *For additional information regarding new standards that may have significant impact to our consolidated financial statements, see the section titled "Recent Accounting Pronouncements Not Yet Effective" in Note 1 of our Notes to Consolidated Financial Statements.*

Such changes in accounting principles may have an adverse effect on our business, financial position and results of operations, or cause an adverse deviation from our revenue and profitability targets, which may negatively impact our financial results.

Changes in tax rules and regulations or interpretations thereof may adversely affect our effective tax rates.

We are a United States-based multinational company subject to tax in multiple domestic and foreign tax jurisdictions. Significant judgment is required in determining our current provision for income taxes and deferred tax assets or liabilities. Tax laws in the United States and in foreign tax jurisdictions are dynamic and subject to change as new laws are passed and new interpretations are issued. The applicability and impact of changes in tax laws and interpretations thereof could adversely affect our effective income tax rate and cash flows in future years.

Unanticipated changes in our tax rates could affect our future results of operations. Our future effective tax rates are likely to be unfavorably affected by changes in the tax rates in jurisdictions where our income is earned, changes in jurisdictions in which our profits are determined to be earned and taxed, changes in the valuation of our deferred tax assets and liabilities, changes in or interpretation of tax rules and regulations in the jurisdictions in which we do business, or unexpected negative changes in business and market conditions that could reduce certain tax benefits.

In addition, the United States and other countries and jurisdictions in which we conduct business, including those covered by governing bodies that enact tax laws applicable to us, such as the European Commission of the European Union, could make changes to relevant tax, accounting or other laws and interpretations thereof that have a material impact to us. These countries, governmental bodies and intergovernmental economic organizations such as the Organization for Economic Cooperation and Development, have or could make unprecedented assertions about how taxation is determined and, in some cases, have proposed or enacted new laws that are contrary to the way in which rules and regulations have historically been interpreted and applied. In the current global tax policy environment, any changes in laws, regulations and interpretations could adversely affect our effective tax rates, cause us to respond by making changes to our business structure, or result in other costs to us which could adversely affect our operations and financial results.

Moreover, we are subject to the examination of our income tax returns by domestic and foreign tax authorities. We regularly assess the likelihood of outcomes resulting from these examinations to determine the adequacy of our provision for income taxes and have reserved for potential adjustments that may result from these examinations. We believe our tax estimates to be reasonable; however, we cannot provide assurance that the final determination of any of these examinations will not have an adverse effect on our financial position and results of operations.

Contracting with government entities exposes us to additional risks inherent in the government procurement process.

We provide products and services, directly and indirectly, to a variety of domestic and foreign government entities, which introduces certain risks, including extended sales and collection cycles, varying governmental budgeting processes and adherence to complex procurement regulations and other government-specific contractual requirements. We have been, are currently and may in the future be subject to audits and investigations relating to our government contracts and any violations could result in various civil and criminal penalties and administrative sanctions, including termination of contracts, payment of fines and suspension or debarment from future government business, as well as harm to our reputation and financial results.

Risks Related to Financial Performance

If our customers fail to renew subscriptions in accordance with our expectations, our future revenue and operating results could suffer, and our subscription offerings may create additional risk related to the timing of revenue recognition.

Our offerings are typically subscription-based, pursuant to product and service agreements. Since our customers have no obligation to renew their subscriptions for our services after the expiration of their initial subscription period, which typically ranges from 1 to 36 months, our customers may not renew their subscriptions at the same or a higher level of service, for the same number of seats or for the same duration of time, if at all. Our varied customer base and flexible duration complicates our ability to precisely forecast renewal rates. Our customers' renewal rates may decline or fluctuate as a result of a number of factors, including their level of satisfaction with our services, our ability to continue enhancing features and functionality, the reliability (including uptime) of our subscription offerings, the prices of offerings and competitors' offerings, the actual or perceived information security of our systems and services, decreases in the size of our customer base, reductions in our customers' spending levels or declines in customer activity as a result of general economic conditions or uncertainty in financial markets, including as a result of a global health crisis and geopolitical conflict, which has affected and may continue to affect certain sectors of the economy disproportionately. If our customers do not renew their subscriptions or if they renew on terms less favorable to us, our revenue may decline.

We generally recognize revenue from our subscription offerings ratably over the terms of their subscription agreements. As a result, most of the subscription revenue we report in each quarter is the result of subscription agreements entered into during previous quarters. Any reduction in new or renewed subscriptions in a quarter may not be reflected in our revenue results until a later quarter and may decrease our revenue in future quarters. Lower sales, reduced demand for our products and services and increases in our attrition rate may not be fully reflected in our results of operations until future periods. Our subscription model could also make it difficult for us to rapidly increase our revenue from subscription-based or hosted services through additional sales in any period, as revenue from new customers will be recognized over the applicable subscription term.

Additionally, in connection with our sales efforts to enterprise customers, a number of factors could affect our revenue, including longer-than-expected sales and implementation cycles, potential deferral of revenue and alternative licensing arrangements. If any of our assumptions about revenue from our subscription-based offerings prove incorrect, our actual results may vary materially from those anticipated.

We may incur losses associated with currency fluctuations and may not be able to effectively hedge our exposure.

Our operating results are subject to fluctuations in foreign currency exchange rates due to the global scope of our business. Geopolitical and economic events, including war, trade disputes, economic sanctions and emerging market volatility, and associated uncertainty have caused, and may in the future cause, currencies to fluctuate. We attempt to mitigate a portion of these risks through foreign currency hedging based on our judgment of the appropriate trade-offs among risk, opportunity and expense. We regularly review our hedging program and make adjustments that we believe are appropriate. Our hedging activities have not and may not in the future offset more than a portion of the adverse financial impact resulting from unfavorable movement in foreign currency exchange rates, which could adversely affect our financial condition or results of operations.

If our goodwill or amortizable intangible assets become impaired, then we could be required to record a significant charge to earnings.

GAAP requires us to test for goodwill impairment at least annually. In addition, we review our goodwill and amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable, including declines in stock price, market capitalization or cash flows, and slower growth rates in our industry. Depending on the results of our review, we could be required to record a significant charge to earnings in our consolidated financial statements during the period in which any impairment of our goodwill or amortizable intangible assets was determined, negatively impacting our results of operations.

We have issued $4.15 billion of notes in debt offerings and may incur other debt in the future, which may adversely affect our financial condition and future financial results.

We have $4.15 billion in senior unsecured notes and a $1.5 billion senior unsecured revolving credit agreement, which is currently undrawn. This debt may adversely affect our financial condition and future financial results by, among other things:

- increasing our vulnerability to adverse changes in general economic and industry conditions;

- requiring the dedication of a portion of our expected cash flows from operations to service our debt, thereby reducing the amount of expected cash flows available for other purposes, including capital expenditures and acquisitions; and

- limiting our flexibility in planning for, or reacting to, changes in our business and our industry.

Our senior unsecured notes and senior unsecured credit agreement impose restrictions on us and require us to maintain compliance with specified covenants. Our ability to comply with these covenants may be affected by events beyond our control. If we breach any of the covenants and do not obtain a waiver from the noteholders or lenders, then, subject to applicable cure periods, any outstanding debt may be declared immediately due and payable.

In addition, changes by any rating agency to our credit rating may negatively impact the value and liquidity of both our debt and equity securities, as well as the potential costs associated with a refinancing of our debt. Under certain circumstances, if our credit ratings are downgraded or other negative action is taken, the interest rate payable by us under our revolving credit facility could increase. Downgrades in our credit ratings could also restrict our ability to obtain additional financing in the future and affect the terms of any such financing.

Our investment portfolio may become impaired by deterioration of the financial markets.

Our cash equivalent and short-term investment portfolio as of December 2, 2022 consisted of asset-backed securities, corporate debt securities, foreign government securities, money market funds, municipal securities, time deposits, U.S. agency securities and U.S. Treasury securities. We follow an established investment policy and set of guidelines to monitor and help mitigate our exposure to interest rate and credit risk. The policy sets forth credit quality standards and limits our exposure to any one issuer, as well as our maximum exposure to various asset classes.

Should financial market conditions worsen in the future, including from impacts of the COVID-19 pandemic or the Russia-Ukraine war, investments in some financial instruments may pose risks arising from market liquidity and credit concerns. In addition, any deterioration of the capital markets could cause our other income and expense to vary from expectations. As of December 2, 2022, we had no material impairment charges associated with our short-term investment portfolio, and although we believe our current investment portfolio has little risk of material impairment, we cannot predict future market conditions, market liquidity or credit availability, and we can provide no assurance that our investment portfolio will remain materially unimpaired.

General Risk Factors

Catastrophic events, including global pandemics such as the COVID-19 pandemic, may disrupt our business and adversely affect our financial condition and results of operations.

We are a highly automated business and rely on our network infrastructure and enterprise applications, internal technology systems and website for our development, marketing, operations, support, hosted services and sales activities. In addition, some of our businesses rely on third-party hosted services, and we do not control the operation of third-party data center facilities serving our customers from around the world, which increases our vulnerability. A disruption, infiltration or failure of these systems or third-party hosted services in the event of a major earthquake, fire, flood, tsunami or other weather event, power loss, telecommunications failure, software or hardware malfunctions, pandemics (including the COVID-19 pandemic), cyber-attack, war, terrorist attack or other catastrophic event that our disaster recovery plans do not adequately address, could cause system interruptions, reputational harm, loss of intellectual property, delays in our product development, lengthy interruptions in our services, breaches of data security and loss of critical data. Any of these events could prevent us from fulfilling our customers' orders or could negatively impact a country or region in which we sell our products, which could in turn decrease that country's or region's demand for our products. Our corporate headquarters, a significant portion of our research and development activities, certain of our data centers and certain other critical business operations are located in the San Francisco Bay Area, and additional facilities where we conduct significant operations are located in the Salt Lake Valley Area, both of which are near major earthquake faults. A catastrophic event that results in the destruction or disruption of any of our data centers or our critical business or information technology systems could severely affect our ability to conduct normal business operations and, as a result, our future operating results could be adversely affected. The adverse effects of any such catastrophic event would be exacerbated if experienced at the same time as another unexpected and adverse event, such as the COVID-19 pandemic.

The occurrence of regional epidemics or a global pandemic, such as the COVID-19 pandemic, have had and may continue to have an adverse effect on how we and our customers are operating our businesses and our operating results. Our operations have also been and may in the future be negatively affected by a range of external factors related to the pandemic that are not within our control, including the emergence and spread of more transmissible variants. The extent to which global pandemics, such as the COVID-19 pandemic, impact our financial condition or results of operations will depend on factors such as the duration and scope of the pandemic, as well as whether there is a material impact on the businesses or productivity of our customers, partners, employee, suppliers and other partners. To the extent that the pandemic harms our business and results of operations, many of the other risks described in this Part I, Item 1A of this report may be heightened.

Climate change may have a long-term impact on our business.

While we seek to partner with organizations that mitigate their business risks associated with climate change, we recognize that there are inherent risks wherever business is conducted. Access to clean water and reliable energy in the communities where we conduct our business, whether for our offices or for our vendors, is a priority. Our major sites in California, Utah and India are vulnerable to climate change effects. For example, in California, increasing intensity of drought throughout the state and annual periods of wildfire danger increase the probability of planned power outages in the communities where we work and live. While this danger has a low-assessed risk of disrupting normal business operations, it has the potential impact on employees' abilities to commute to work or to work from home and stay connected effectively. Climate-related events, including the increasing frequency of extreme weather events and their impact on U.S., India and other major regions' critical infrastructure, have the potential to disrupt our business, our third-party suppliers and/or the business of our customers, and may cause us to experience higher attrition, losses and additional costs to maintain or resume operations. To inform our disclosures and take potential action as appropriate, Adobe is aligned with the guidelines of the Financial Stability Board's Task Force on Climate-related Financial Disclosures recommendations and the Sustainability Accounting Standards Board and the Global Reporting Initiative environmental metrics. Regulatory developments, changing market dynamics and stakeholder expectations regarding climate change may impact our business, financial condition and results of operations.

Uncertainty about current and future economic conditions and other adverse changes in general political conditions in any of the major countries in which we do business could adversely affect our operating results.

As our business has grown, we have become increasingly subject to the risks arising from adverse changes in economic and political conditions, both domestically and globally, including trends toward protectionism and nationalism, other unfavorable changes in economic conditions, such as inflation, rising interest rates or a recession, and other events beyond our control, such as economic sanctions, natural disasters, pandemics, including the COVID-19 pandemic, epidemics, political instability, armed conflicts and wars, including the Russia-Ukraine war. Worsening economic conditions have had and may continue to have an adverse impact on the businesses and financial health of many of our customers and hurt their creditworthiness. As a result, current or potential customers may be unable to fund software purchases, which could cause them to delay, decrease or cancel purchases of our products and services. Uncertainty about the effects of current and future economic and political conditions on us, our customers, suppliers and partners makes it difficult for us to forecast operating results and to make decisions about future investments. If economic growth in countries where we do business slows, customers may delay or reduce technology purchases, advertising spending or marketing spending. This could result in reductions in sales of our products and services, more extended sales cycles, slower adoption of new technologies and increased price competition. Among our customers are government entities, including the U.S. federal government, and our revenue could decline if spending cuts impact the government's ability to purchase our products and services. Deterioration in economic conditions in any of the countries in which we do business could also cause slower or impaired collections on accounts receivable, which may adversely impact our liquidity and financial condition. A disruption in financial markets could impair our banking partners, on which we rely for operating cash management and derivative programs. Any of these events would likely harm our business, financial condition and results of operations.

Revenue, margin or earnings shortfalls or the volatility of the market generally may cause the market price of our stock to decline.

In the past, the market price for our common stock experienced significant fluctuations and it may do so in the future. A number of factors may affect the market price for our common stock, such as:

- shortfalls in, or changes in expectations about, our revenue, margins, earnings, Annualized Recurring Revenue ("ARR"), sales of our Digital Experience offerings or other key performance metrics;

- changes in estimates or recommendations by securities analysts;

- whether our results meet analysts' expectations;

- compression or expansion of multiples used by investors and analysts to value high technology SaaS companies;

- the announcement of new products or services, product enhancements, service introductions, strategic alliances or significant agreements by us or our competitors;

- the loss of large customers or our inability to increase sales to existing customers, retain customers or attract new customers;

- recruitment or departure of key personnel;

- variations in our or our competitors' results of operations, changes in the competitive landscape generally and developments in our industry;

- general socio-economic, political or market conditions;

- macroeconomic conditions and the economic impact of the COVID-19 pandemic, inflation and rising interest rates and global conflicts, including the Russia-Ukraine war; and

- unusual events such as significant acquisitions by us or our competitors, divestitures, litigation, regulatory actions and other factors, including factors unrelated to our operating performance.

In addition, the market for technology stocks or the stock market in general may experience uneven investor confidence, which may cause the market price for our common stock to decline for reasons unrelated to our operating performance. Volatility in the market price of a company's securities for a period of time may increase the company's susceptibility to securities class action litigation. Oftentimes, this type of litigation is expensive and diverts management's attention and resources which may adversely affect our business.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our corporate headquarters is located in San Jose, California where we occupy approximately 1.1 million square feet of office space as of December 2, 2022. We own a substantial portion of our San Jose, California properties which we use for research, product development, sales, marketing and administrative purposes. We own and lease properties in various locations throughout the United States which we also use for research, product development, sales, marketing and administrative purposes, and data centers. Outside of the United States, we own and lease properties throughout EMEA and APAC for research, product development, sales and administrative purposes. The largest properties we occupy outside of the United States are our Bangalore, India and Noida, India offices which are approximately 0.4 million and 0.5 million square feet, respectively. We own and lease these properties in India.

Construction of a new building at our corporate headquarters in San Jose, California is substantially complete and was opened for occupancy in January 2023. We have ongoing building construction in Bangalore, India which is currently targeted for completion in fiscal 2023.

During fiscal 2022, we fully re-opened our offices and evolved to a hybrid work model. We believe our existing facilities, both owned and leased, are in good operating condition and suitable for the conduct of our business.

See Note 18 of our Notes to Consolidated Financial Statements for further information regarding our lease obligations.

ITEM 3. LEGAL PROCEEDINGS

The material set forth in the section titled "Legal Proceedings" in Note 16 of our Notes to Consolidated Financial Statements is incorporated herein by reference.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information for Common Stock

Our common stock is traded on the Nasdaq Global Select Market under the symbol "ADBE."

Stockholders

According to the records of our transfer agent, there were 928 holders of record of our common stock on January 6, 2023. Because many of such shares are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

Dividends

We do not anticipate paying any cash dividends in the foreseeable future.

Issuer Purchases of Equity Securities

Below is a summary of stock repurchases for the three months ended December 2, 2022. *See Note 14 of our Notes to Consolidated Financial Statements for information regarding our stock repurchase programs.*

Period	Total Number of Shares Repurchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans	Approximate Dollar Value that May Yet be Purchased Under the Plans [1]
	(in millions, except average price per share)			
Beginning repurchase authority				$ 8,700
September 3 — September 30, 2022				
Shares repurchased	1.1	$ 371.04	1.1	$ (400)
October 1 — October 28, 2022				
Shares repurchased	2.1	$ 285.40	2.1	$ (584) [2]
October 29 — December 2, 2022				
Shares repurchased	1.8	$ 317.04	1.8	$ (583) [2]
Total	5.0		5.0	$ 7,133

[1] In December 2020, the Board of Directors granted authority to repurchase up to $15 billion in our common stock through the end of fiscal 2024.

[2] In September 2022, we entered into a structured stock repurchase agreement with a large financial institution whereupon we provided them with a prepayment of $1.75 billion. As of December 2, 2022, approximately $583 million of the prepayment remained under this agreement.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our Consolidated Financial Statements and Notes thereto. Discussion regarding our financial condition and results of operations for fiscal 2021 as compared to fiscal 2020 is included in Item 7 of our Annual Report on Form 10-K for the fiscal year ended December 3, 2021, filed with the SEC on January 21, 2022.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing our Consolidated Financial Statements in accordance with GAAP and pursuant to the rules and regulations of the SEC, we make assumptions, judgments and estimates that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosures of contingent assets and liabilities. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We evaluate our assumptions, judgments and estimates on a regular basis. We also discuss our critical accounting policies and estimates with the Audit Committee of the Board of Directors.

We believe that the assumptions, judgments and estimates involved in the accounting for revenue recognition, business combinations and income taxes have the greatest potential impact on our Consolidated Financial Statements. These areas are key components of our results of operations and are based on complex rules requiring us to make judgments and estimates, and consequently, we consider these to be our critical accounting policies. Historically, our assumptions, judgments and estimates relative to our critical accounting policies have not differed materially from actual results.

Revenue Recognition

Our contracts with customers may include multiple goods and services. For example, some of our offerings include both on-premise and/or on-device software licenses and cloud services. Determining whether the software licenses and the cloud services are distinct from each other, and therefore performance obligations to be accounted for separately, or not distinct from each other, and therefore part of a single performance obligation, may require significant judgment. We have concluded that the on-premise/on-device software licenses and cloud services provided in our Creative Cloud and Document Cloud subscription offerings are not distinct from each other such that revenue from each offering should be recognized ratably over the subscription period for which the cloud services are provided. In reaching this conclusion, we considered the nature of our promise to Creative Cloud and Document Cloud customers, which is to provide a complete end-to-end creative design or document workflow solution that operates seamlessly across multiple devices and teams. We fulfill this promise by providing access to a solution that integrates cloud-based and on-premise/on-device features that, together through their integration, provide functionalities, utility and workflow efficiencies that could not be obtained from either the on-premise/on-device software or cloud services on their own.

Cloud-based features that are integral to our Creative Cloud and Document Cloud offerings and that work together with the on-premise/on-device software include, but are not limited to: Creative Cloud Libraries, which enable customers to access their work, settings, preferences and other assets seamlessly across desktop and mobile devices and collaborate across teams in real time; shared reviews which enable simultaneous editing and commenting of digital assets across desktop, mobile and web; automatic cloud rendering of a design which enables it to be worked on in multiple mediums; and Sensei, Adobe's cloud-hosted artificial intelligence and machine learning framework, which enables features such as automated photo-editing, photograph content-awareness, natural language processing, optical character recognition and automated document tagging.

Business Combinations

We allocate the purchase price of acquired companies to tangible and intangible assets acquired and liabilities assumed based upon their estimated fair values at the acquisition date. The purchase price allocation process requires management to make significant estimates and assumptions with respect to intangible assets and deferred revenue obligations. Although we believe the assumptions and estimates we have made are reasonable, they are based in part on historical experience, market conditions and information obtained from management of the acquired companies and are inherently uncertain. Examples of critical estimates in valuing certain of the intangible assets we have acquired or may acquire in the future include but are not limited to:

- future expected cash flows from software license sales, subscriptions, support agreements, consulting contracts and acquired developed technologies and patents;

- expected costs to develop acquired technologies and patents internally into commercially viable products;

- historical and expected customer attrition rates and anticipated growth in revenue from acquired customers;

- the acquired company's trade name and trademarks as well as assumptions about the period of time the acquired trade name and trademarks will continue to be used in the combined company's product portfolio;

- the expected use of the acquired assets; and

- discount rates.

In connection with the purchase price allocations for our acquisitions, we estimate the fair value of the deferred revenue obligations assumed. The estimated fair value of these obligations is determined utilizing a cost build-up approach. The cost build-up approach determines fair value by estimating the costs related to fulfilling the obligations plus a normal profit margin.

Unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions, estimates or actual results.

Accounting for Income Taxes

We use the asset and liability method of accounting for income taxes. Under this method, income tax expense is recognized for the amount of taxes payable or refundable for the current year. In addition, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating loss and tax credit carryforwards. Significant judgment is required in determining our current provision for income taxes and deferred tax assets or liabilities. We record a valuation allowance to reduce deferred tax assets to an amount for which realization is more likely than not.

Our assumptions, judgments and estimates relative to the current provision for income taxes take into account our interpretation and application of current tax laws and possible outcomes of current and future examinations conducted by domestic and foreign tax authorities. We have established reserves for income taxes to address potential exposures involving tax positions that could be challenged by tax authorities. We regularly assess the likelihood of outcomes resulting from these examinations to determine the adequacy of our provision for income taxes and associated reserves. To the extent that the final determination of any of these examinations is different from the amounts recorded, such differences will affect the provision for income taxes and the effective tax rate in the period in which such determination is made.

Recent Accounting Pronouncements

See Note 1 of our Notes to Consolidated Financial Statements for information regarding recent accounting pronouncements that are of significance, or potential significance to us.


ACQUISITIONS


In the fourth quarter of fiscal 2021, we completed the acquisition of Frame.io, a privately held company that provides a cloud-based video collaboration platform, for approximately $1.24 billion and we began integrating Frame.io into our Digital Media reportable segment. In the first quarter of fiscal 2021, we completed the acquisition of Workfront, a privately held company that provides a workflow platform, for approximately $1.52 billion in cash consideration and we began integrating Workfront into our Digital Experience reportable segment. *See Note 3 of our Notes to Consolidated Financial Statements for further information regarding these acquisitions.*


RESULTS OF OPERATIONS


Overview of 2022

For our fiscal 2022, we experienced strong demand across our Digital Media and Digital Experience offerings, driven by the ongoing shift towards a digital-first world. As we execute on our long-term growth initiatives, we have continued to experience growth in software-based subscription revenue across our portfolio of offerings.

Digital Media

In our Digital Media segment, we are a market leader with Creative Cloud, our subscription-based offering which provides desktop tools, mobile apps and cloud-based services for designing, creating and publishing rich content and immersive 3D experiences. Starting in December 2021, Creative Cloud includes Adobe Express, a web and mobile application designed to enable a broad spectrum of users, including novice content creators, communicators and creative professionals, to create, edit and customize content quickly and easily with content-first, task-based solutions. Creative Cloud delivers value with deep, cross-product integration, frequent product updates and feature enhancements, cloud-enabled services including storage and syncing of files across users' devices, machine learning and artificial intelligence, access to marketplace, social and community-based features with our Adobe Stock and Behance services, app creation capabilities, tools which assist with enterprise deployments and team collaboration, and affordable pricing for cost-sensitive customers.

We offer Creative Cloud for individuals, students, teams and enterprises. We expect Creative Cloud will drive sustained long-term revenue growth through a continued expansion of our customer base by attracting new users with new features and products like Adobe Express that make creative tools accessible to first-time creators and communicators, and delivering new features and technologies to existing customers with our latest releases such as share for review. We have also built out a marketplace for Creative Cloud subscribers to enable the delivery and purchase of stock content in our Adobe Stock service. Overall, our strategy with Creative Cloud is designed to enable us to increase our revenue with users, attract more new customers, and grow our recurring and predictable revenue stream that is recognized ratably.

We continue to implement strategies that are designed to accelerate awareness, consideration and purchase of subscriptions to our Creative Cloud offerings. These strategies include increasing the value Creative Cloud users receive, such as offering new desktop, web and mobile applications, as well as targeted promotions and offers that attract past customers and potential users to experience and ultimately subscribe to Creative Cloud. Because of the shift towards Creative Cloud subscriptions and Enterprise Term License Agreements ("ETLAs"), revenue from perpetual licensing of our Creative products has been immaterial to our business.

We are also a market leader with our Document Cloud offerings built around our Adobe Acrobat family of products, with a set of integrated mobile apps and cloud-based document services which enable users to create, review, approve, sign and track documents regardless of platform or application source type. Document Cloud, which enhances the way people manage critical documents at home, in the office and across devices, includes Adobe Acrobat, Adobe Acrobat Sign and Adobe Scan. Adobe Acrobat is offered both through subscription and perpetual licenses.

As part of our Creative Cloud and Document Cloud strategies, we utilize a data-driven operating model ("DDOM") and our Adobe Experience Cloud solutions to raise awareness of our products, drive new customer acquisition, engagement and retention, and optimize customer journeys, and it continues to contribute strong growth in the business.

Annualized Recurring Revenue ("ARR") is currently the key performance metric our management uses to assess the health and trajectory of our overall Digital Media segment. ARR should be viewed independently of revenue, deferred revenue and remaining performance obligations as ARR is a performance metric and is not intended to be combined with any of these items. We adjust our reported ARR on an annual basis to reflect any exchange rate changes. Our reported ARR results in the current fiscal year are based on currency rates set at the beginning of the year and held constant throughout the year for measurement purposes. We calculate ARR as follows:

Creative ARR	Annual Value of Creative Cloud Subscriptions and Services + Annual Creative ETLA Contract Value
Document Cloud ARR	Annual Value of Document Cloud Subscriptions and Services + Annual Document Cloud ETLA Contract Value
Digital Media ARR	Creative ARR + Document Cloud ARR

In March 2022, in response to the Russia-Ukraine war, we announced a halt of all new sales of our products and services in Russia and Belarus. As a result, we reduced our Digital Media ARR balance by $75 million, which represented our Digital Media ARR for existing business in Russia and Belarus. While we continued to provide Digital Media services in Ukraine, we also reduced our Digital Media ARR balance by an additional $12 million, which represented our Digital Media business in Ukraine. This resulted in a total ARR reduction of $87 million taken at the beginning of the second quarter of fiscal 2022.

Creative ARR exiting fiscal 2022 was $11.60 billion, up from $10.22 billion at the end of fiscal 2021. Document Cloud ARR exiting fiscal 2022 was $2.37 billion, up from $1.93 billion at the end of fiscal 2021. Total Digital Media ARR grew to $13.97 billion at the end of fiscal 2022, up from $12.15 billion at the end of fiscal 2021. Revaluing our ending ARR for fiscal 2022 using currency rates at the beginning of fiscal 2023, our Digital Media ARR at the end of fiscal 2022 would be $13.26 billion or approximately $712 million lower than the ARR reported above.

Our success in driving growth in ARR has positively affected our revenue growth. Creative revenue in fiscal 2022 was $10.46 billion, up from $9.55 billion in fiscal 2021 and representing 10% year-over-year growth. Document Cloud revenue in fiscal 2022 was $2.38 billion, up from $1.97 billion in fiscal 2021 and representing 21% year-over-year growth. Total Digital Media segment revenue grew to $12.84 billion in fiscal 2022, up from $11.52 billion in fiscal 2021 and representing 11% year-over-year growth driven by strong net new user growth.

Digital Experience

We are a market leader in the fast-growing category addressed by our Digital Experience segment. The Adobe Experience Cloud applications, services and platform are designed to manage customer journeys, enable personalized experiences at scale and deliver intelligence for businesses of any size in any industry. Our differentiation and competitive advantage are strengthened by our ability to use the Adobe Experience Platform to integrate our comprehensive set of solutions.

Adobe Experience Cloud delivers solutions for our customers across the following strategic growth pillars:

• *Data insights and audiences.* Our solutions, including Adobe Analytics, Adobe Experience Platform, Customer Journey Analytics, Adobe Audience Manager and our Real-time Customer Data Platform, deliver robust customer profiles and AI-powered analytics across the customer journey to provide timely, relevant experiences across platforms.

• *Content and commerce.* Our solutions help customers manage, deliver and optimize content delivery through Adobe Experience Manager, and enable shopping experiences that scale from mid-market to enterprise businesses with Adobe Commerce.

• *Customer journeys.* Our solutions help businesses manage, test, target, personalize and orchestrate campaigns and customer journeys across B2E use cases, including through Marketo Engage, Adobe Campaign, Adobe Target and Journey Optimizer.

• *Marketing workflow.* We offer Adobe Workfront, a work management platform directed toward marketers to orchestrate campaign workflows.

In addition to chief marketing officers, chief revenue officers and digital marketers, users of our Digital Experience solutions include advertisers, campaign managers, publishers, data analysts, content managers, social marketers, marketing executives and information management and technology executives. These customers often are involved in workflows that utilize other Adobe products, such as our Digital Media offerings. By combining the creativity of our Digital Media business with the science of our Digital Experience business, we help our customers to more efficiently and effectively make, manage, measure and monetize their content across every channel with an end-to-end workflow and feedback loop.

We utilize a direct sales force to market and license our Digital Experience solutions, as well as an extensive ecosystem of partners, including marketing agencies, systems integrators and independent software vendors that help license and deploy our solutions to their customers. We have made significant investments to broaden the scale and size of all of these routes to market, and our recent financial results reflect the success of these investments.

Digital Experience revenue was $4.42 billion in fiscal 2022, up from $3.87 billion in fiscal 2021 which represents 14% year-over-year growth. Driving this increase was the increase in subscription revenue across our offerings which grew to $3.88 billion in fiscal 2022 from $3.38 billion in fiscal 2021, representing 15% year-over-year growth.

Macroeconomic Conditions

As a corporation with an extensive global footprint, we are subject to risks and exposures from foreign currency exchange rate fluctuations caused by significant events with macroeconomic impacts, including, but not limited to, the Russia-Ukraine war, COVID-19 pandemic and actions taken by central banks to counter inflation. We continuously monitor the direct and indirect impacts of these circumstances on our business and financial results, as well as the overall global economy and geopolitical landscape. Foreign currency exchange rate fluctuations have negatively impacted our revenue and earnings during fiscal 2022, and are expected to continue to negatively impact our financial results in fiscal 2023.

While our revenue and earnings are relatively predictable as a result of our subscription-based business model, the broader implications of these macroeconomic events on our business, results of operations and overall financial position, particularly in the long term, remain uncertain. *See the section titled "Risk Factors" in Part I, Item 1A of this report for further discussion of the possible impact of these macroeconomic issues on our business.*

Financial Performance Summary for Fiscal 2022

- Total Digital Media ARR of approximately $13.97 billion as of December 2, 2022 increased by $1.82 billion, or 15%, from $12.15 billion as of December 3, 2021. The change in our Digital Media ARR was primarily due to new user adoption of our Creative Cloud and Document Cloud offerings, partially offset by an $87 million ARR reduction taken in March 2022 in response to the Russia-Ukraine war.

- Creative revenue of $10.46 billion increased by $913 million, or 10%, during fiscal 2022, from $9.55 billion in fiscal 2021. Document Cloud revenue of $2.38 billion increased by $409 million, or 21%, during fiscal 2022, from $1.97 billion in fiscal 2021. The increases were primarily due to subscription revenue growth associated with our Creative Cloud and Document Cloud offerings.

- Digital Experience revenue of $4.42 billion increased by $555 million, or 14%, during fiscal 2022, from $3.87 billion in fiscal 2021. The increase was primarily due to subscription revenue growth across our offerings.

- Remaining performance obligations of $15.19 billion as of December 2, 2022 increased by $1.20 billion, or 9%, from $13.99 billion as of December 3, 2021, primarily due to new contracts and renewals for our Digital Media and Digital Experience offerings, partially offset by the impact of foreign currency exchange rate fluctuations.

- Cost of revenue of $2.17 billion increased by $300 million, or 16%, during fiscal 2022, from $1.87 billion in fiscal 2021 primarily due to increases in hosting services and data center costs, as well as increases in base and incentive compensation and related benefits costs.

- Operating expenses of $9.34 billion increased by $1.23 billion, or 15%, during fiscal 2022, from $8.12 billion in fiscal 2021 primarily due to increases in base and incentive compensation and related benefits costs, as well as increased marketing spend.

- Cash flows from operations of $7.84 billion during fiscal 2022 increased by $608 million, or 8%, from $7.23 billion in fiscal 2021 primarily due to higher net income after adjustment for non-cash items.

Revenue

Revenue for fiscal 2021 benefited from an extra week in the first quarter of fiscal 2021 due to our 52/53 week financial calendar whereby fiscal 2021 was a 53-week year compared with fiscal 2022 and 2020 which were 52-week years.

(dollars in millions)	2022	2021	2020	% Change 2022-2021
Subscription	$ 16,388	$ 14,573	$ 11,626	12 %
Percentage of total revenue	93 %	92 %	90 %	
Product	532	555	507	(4)%
Percentage of total revenue	3 %	4 %	4 %	
Services and other	686	657	735	4 %
Percentage of total revenue	4 %	4 %	6 %	
Total revenue	$ 17,606	$ 15,785	$ 12,868	12 %

Subscription

Our subscription revenue is comprised primarily of fees we charge for our subscription and hosted service offerings, and related support, including Creative Cloud and certain of our Adobe Experience Cloud and Document Cloud services. We primarily recognize subscription revenue ratably over the term of agreements with our customers, beginning with commencement of service. Subscription revenue related to certain offerings, where fees are based on a number of transactions and invoicing is aligned to the pattern of performance, customer benefit and consumption, are recognized on a usage basis.

We have the following reportable segments: Digital Media, Digital Experience, and Publishing and Advertising. Subscription revenue by reportable segment for fiscal 2022, 2021 and 2020 is as follows:

(dollars in millions)	2022	2021	2020	% Change 2022-2021
Digital Media	$ 12,385	$ 11,048	$ 8,813	12 %
Digital Experience	3,880	3,379	2,660	15 %
Publishing and Advertising	123	146	153	(16)%
Total subscription revenue	$ 16,388	$ 14,573	$ 11,626	12 %

Product

Our product revenue is comprised primarily of fees related to licenses for on-premise software purchased on a perpetual basis, for a fixed period of time or based on usage for certain of our OEM and royalty agreements. We primarily recognize product revenue at the point in time the software is available to the customer, provided all other revenue recognition criteria are met.

Services and Other

Our services and other revenue is comprised primarily of fees related to consulting, training, maintenance and support for certain on-premise licenses that are recognized at a point in time and our advertising offerings. We typically sell our consulting contracts on a time-and-materials or fixed-fee basis. These revenues are recognized as the services are performed for time-and-materials contracts and on a relative performance basis for fixed-fee contracts. Training revenues are recognized as the services are performed. Our maintenance and support offerings, which entitle customers, partners and developers to receive desktop product upgrades and enhancements or technical support, depending on the offering, are generally recognized ratably over the term of the arrangement. Transaction-based advertising revenue is recognized on a usage basis as we satisfy the performance obligations to our customers.

Segments

In fiscal 2022, we categorized our products into the following reportable segments:

- *Digital Media*—Our Digital Media segment provides products, services and solutions that enable individuals, teams and enterprises to create, publish and promote their content anywhere and accelerate their productivity by modernizing how they view, share, engage with and collaborate on documents and creative content. Our customers include creative professionals, including photographers, video editors, graphic and experience designers and game developers, communicators, including content creators, students, marketers and knowledge workers, and consumers.

- *Digital Experience*—Our Digital Experience segment provides an integrated platform and set of applications and services that enable brands and businesses to create, manage, execute, measure, monetize and optimize customer experiences that span from analytics to commerce. Our customers include marketers, advertisers, agencies, publishers, merchandisers, merchants, web analysts, data scientists, developers and executives across the C-suite.

- *Publishing and Advertising*—Our Publishing and Advertising segment contains legacy products and services that address diverse market opportunities, including eLearning solutions, technical document publishing, web conferencing, document and forms platform, web application development, high-end printing and our Adobe Advertising Cloud offerings.

Segment Information

(dollars in millions)	2022	2021	2020	% Change 2022-2021
Digital Media	$ 12,842	$ 11,520	$ 9,233	11 %
Percentage of total revenue	73 %	73 %	72 %	
Digital Experience	4,422	3,867	3,125	14 %
Percentage of total revenue	25 %	24 %	24 %	
Publishing and Advertising	342	398	510	(14)%
Percentage of total revenue	2 %	3 %	4 %	
Total revenue	$ 17,606	$ 15,785	$ 12,868	12 %

Digital Media

Revenue by major offerings in our Digital Media reportable segment for fiscal 2022, 2021 and 2020 were as follows:

(dollars in millions)	2022	2021	2020	% Change 2022-2021
Creative Cloud	$ 10,459	$ 9,546	$ 7,736	10 %
Document Cloud	2,383	1,974	1,497	21 %
Total Digital Media revenue	$ 12,842	$ 11,520	$ 9,233	11 %

Revenue from Digital Media increased $1.32 billion during fiscal 2022 as compared to fiscal 2021, driven by increases in revenue associated with our Creative and Document Cloud subscription offerings due to continued demand amid an increasingly digital environment and strong customer acquisition and engagement, partially offset by the impact of foreign currency exchange rate fluctuations.

Digital Experience

Revenue from Digital Experience increased $555 million during fiscal 2022 as compared to fiscal 2021 primarily due to net new additions across our subscription offerings, partially offset by the impact of foreign currency exchange rate fluctuations.

Geographical Information

(dollars in millions)	2022	2021	2020	% Change 2022-2021
Americas	$ 10,251	$ 8,996	$ 7,454	14 %
Percentage of total revenue	58 %	57 %	58 %	
EMEA	4,593	4,252	3,400	8 %
Percentage of total revenue	26 %	27 %	26 %	
APAC	2,762	2,537	2,014	9 %
Percentage of total revenue	16 %	16 %	16 %	
Total revenue	$ 17,606	$ 15,785	$ 12,868	12 %

Overall revenue during fiscal 2022 increased in all geographic regions as compared to fiscal 2021 primarily due to increases in Digital Media revenue and, to a lesser extent, increases in Digital Experience revenue. Within each geographic region, the fluctuations in revenue by reportable segment were attributable to the factors noted in the segment information above.

Included in the overall change in revenue for fiscal 2022 as compared to fiscal 2021 were impacts associated with foreign currency which were mitigated in part by our foreign currency hedging program. During fiscal 2022, the U.S. Dollar primarily strengthened against EMEA and APAC foreign currencies as compared to fiscal 2021, which decreased revenue in U.S. Dollar equivalents by approximately $486 million. During fiscal 2022, the foreign currency impacts to revenue were offset in part by net hedging gains from our cash flow hedging program of $176 million.

See Note 2 of our Notes to Consolidated Financial Statements for additional details of revenue by geography.

Cost of Revenue

(dollars in millions)	2022	2021	2020	% Change 2022-2021
Subscription	$ 1,646	$ 1,374	$ 1,108	20 %
Percentage of total revenue	9 %	9 %	9 %	
Product	35	41	36	(15)%
Percentage of total revenue	*	*	*	
Services and other	484	450	578	8 %
Percentage of total revenue	3 %	3 %	4 %	
Total cost of revenue	$ 2,165	$ 1,865	$ 1,722	16 %

(*)   Percentage is less than 1%

Subscription

Cost of subscription revenue consists of third-party hosting services and data center costs, including expenses related to operating our network infrastructure. Cost of subscription revenue also includes compensation costs associated with network operations, implementation, account management and technical support personnel, royalty fees, software costs and amortization of certain intangible assets.

Cost of subscription revenue increased due to the following:

	Components of % Change 2022-2021
Hosting services and data center costs	9 %
Amortization of intangibles	4
Base compensation and related benefits	3
Incentive compensation, cash and stock-based	1
Royalty costs	2
Various individually insignificant items	1
Total change	20 %

Product

Cost of product revenue is primarily comprised of third-party royalties, localization costs and the costs associated with the manufacturing of our products.

Services and Other

Cost of services and other revenue is primarily comprised of compensation and contracted costs incurred to provide consulting services, training and product support, and hosting services and data center costs. Cost of services and other also includes media costs related to impressions purchased from third-party ad inventory sources for our transaction-based Adobe Advertising Cloud offerings.

Cost of services and other revenue increased during fiscal 2022 as compared to fiscal 2021 primarily due to increases in compensation costs and professional fees.

Operating Expenses

(dollars in millions)	2022	2021	2020	% Change 2022-2021
Research and development	$ 2,987	$ 2,540	$ 2,188	18 %
Percentage of total revenue	17 %	16 %	17 %	
Sales and marketing	4,968	4,321	3,591	15 %
Percentage of total revenue	28 %	27 %	28 %	
General and administrative	1,219	1,085	968	12 %
Percentage of total revenue	7 %	7 %	8 %	
Amortization of intangibles	169	172	162	(2)%
Percentage of total revenue	1 %	1 %	1 %	
Total operating expenses	$ 9,343	$ 8,118	$ 6,909	15 %

Research and Development

Research and development expenses consist primarily of compensation and contracted costs associated with software development, third-party hosting services and data center costs, related facilities costs and expenses associated with computer equipment and software used in development activities.

Research and development expenses increased due to the following:

	Components of % Change 2022-2021
Incentive compensation, cash and stock-based	7 %
Base compensation and related benefits	7
Professional and consulting fees	2
Various individually insignificant items	2
Total change	18 %

We believe that investments in research and development, including the recruiting and hiring of software developers, are critical to remain competitive in the marketplace and are directly related to continued timely development of new and enhanced offerings and solutions. We will continue to focus on long-term opportunities available in our end markets and make significant investments in the development of our subscription and service offerings, applications and tools.

Sales and Marketing

Sales and marketing expenses consist primarily of compensation costs, amortization of contract acquisition costs, including sales commissions, travel expenses and related facilities costs for our sales, marketing, order management and global supply chain management personnel. Sales and marketing expenses also include the costs of programs aimed at increasing revenue, such as advertising, trade shows and events, public relations and other market development programs.

Sales and marketing expenses increased due to the following:

	Components of % Change 2022-2021
Marketing spend related to campaigns, events and overall marketing efforts	5 %
Base compensation and related benefits	4
Incentive compensation, cash and stock-based	3
Various individually insignificant items	3
Total change	15 %

General and Administrative

General and administrative expenses consist primarily of compensation and contracted costs, travel expenses and related facilities costs for our finance, facilities, human resources, legal, information services and executive personnel. General and administrative expenses also include outside legal and accounting fees, provision for bad debts, expenses associated with computer equipment and software used in the administration of the business, charitable contributions and various forms of insurance.

General and administrative expenses increased due to the following:

	Components of % Change 2022-2021
Professional and consulting fees	4 %
Incentive compensation, cash and stock-based	4
Base compensation and related benefits	3
Charitable contributions	2
Charges related to cancellation of corporate events, net of recoveries	(2)
Various individually insignificant items	1
Total change	12 %

Professional and consulting fees increased from fiscal 2022 as compared to fiscal 2021 primarily due to incurred transaction costs associated with our planned acquisition of Figma.

Non-Operating Income (Expense), Net

(dollars in millions)	2022		2021		2020		% Change 2022-2021
Interest expense	$	(112)	$	(113)	$	(116)	(1)%
Percentage of total revenue		(1)%		(1)%		(1)%	
Investment gains (losses), net		(19)		16		13	**
Percentage of total revenue		*		*		*	
Other income (expense), net		41		—		42	**
Percentage of total revenue		*		*		*	
Total non-operating income (expense), net	$	(90)	$	(97)	$	(61)	(7)%

_____

(*)   Percentage is less than 1%.
(**)   Percentage is not meaningful.

Interest Expense

Interest expense represents interest associated with our debt instruments. Interest on our senior notes is payable semi-annually, in arrears, on February 1 and August 1.

Investment Gains (Losses), Net

Investment gains (losses), net consists principally of unrealized holding gains and losses associated with our deferred compensation plan assets, and gains and losses associated with our direct and indirect investments in privately held companies.

Other Income (Expense), Net

Other income (expense), net consists primarily of interest earned on cash, cash equivalents and short-term fixed income investments. Other income (expense), net also includes realized gains and losses on fixed income investments and foreign exchange gains and losses.

Other income (expense), increased during fiscal 2022 primarily due to increases in interest income driven by higher average interest rates.

Provision for (Benefit from) Income Taxes

(dollars in millions)	2022		2021		2020		% Change 2022-2021
Provision for (benefit from) income taxes	$	1,252	$	883	$	(1,084)	42 %
Percentage of total revenue		7 %		6 %		(8)%	
Effective tax rate		21 %		15 %		(26)%	

Our effective tax rate increased by approximately six percentage points during fiscal 2022 as compared to fiscal 2021, primarily due to lower tax benefits related to stock-based compensation in fiscal 2022.

Our effective tax rate for fiscal 2022 was the same as the U.S. federal statutory tax rate primarily due to the impact of the U.S. federal research tax credit, largely offset by state taxes.

During fiscal 2020, we completed intra-entity transfers of certain IP rights to our Irish subsidiary in order to better align the ownership of these rights with how our business operates. The transfers did not result in taxable gains; however, our Irish subsidiary recognized deferred tax assets for the book and tax basis difference of the transferred IP rights. As a result of these transactions, we recorded deferred tax assets, net of valuation allowance, and related tax benefits totaling $1.35 billion, based on the fair value of the IP rights transferred. The tax-deductible amortization related to the transferred IP rights is recognized over the period of economic benefit.

We recognize deferred tax assets to the extent that we believe these assets are more likely than not to be realized based on evaluation of all available positive and negative evidence. On the basis of this evaluation, we continue to maintain a valuation allowance to reduce our deferred tax assets to the amount realizable. The total valuation allowance was $402 million as of December 2, 2022, primarily related to certain state credits.

We are a United States-based multinational company subject to tax in multiple domestic and foreign tax jurisdictions. The current U.S. tax law subjects the earnings of certain foreign subsidiaries to U.S. tax and generally allows an exemption from taxation for distributions from foreign subsidiaries.

In the current global tax policy environment, the domestic and foreign governing bodies continue to consider, and in some cases introduce, changes in regulations applicable to corporate multinationals such as Adobe. As regulations are issued, we account for finalized regulations in the period of enactment.

See Note 10 of our Notes to Consolidated Financial Statements for further information regarding our provision for (benefit from) income taxes.

Accounting for Uncertainty in Income Taxes

The gross liabilities for unrecognized tax benefits excluding interest and penalties were $321 million, $289 million and $201 million for fiscal 2022, 2021 and 2020, respectively. If the total unrecognized tax benefits as of December 2, 2022, December 3, 2021 and November 27, 2020 were recognized, $203 million, $199 million and $136 million would decrease the respective effective tax rates.

As of December 2, 2022 and December 3, 2021, the combined amounts of accrued interest and penalties related to tax positions taken on our tax returns were approximately $17 million and $22 million, respectively. These amounts were included in long-term income taxes payable in their respective years.

The timing of the resolution of income tax examinations is highly uncertain as are the amounts and timing of tax payments that are part of any audit settlement process. These events could cause large fluctuations in the balance sheet classification of our tax assets and liabilities. We believe that within the next 12 months, it is reasonably possible that either certain audits will conclude or statutes of limitations on certain income tax examination periods will expire, or both. Although the timing of resolution, settlement and closing of audits is not certain, it is reasonably possible that the underlying unrecognized tax benefits may decrease by up to $25 million over the next 12 months.

Our future effective tax rates may be materially affected by changes in the tax rates in jurisdictions where our income is earned, changes in jurisdictions in which our profits are determined to be earned and taxed, changes in the valuation of our deferred tax assets and liabilities, changes in or interpretation of tax rules and regulations in the jurisdictions in which we do business, or unexpected changes in business and market conditions that could reduce certain tax benefits.

In addition, the United States and other countries and jurisdictions in which we conduct business, including those covered by governing bodies that enact tax laws applicable to us, such as the European Commission of the European Union, could make changes to relevant tax, accounting or other laws and interpretations thereof that have a material impact to us. These countries, governmental bodies and intergovernmental economic organizations such as the Organization for Economic Cooperation and Development, have or could make unprecedented assertions about how taxation is determined and, in some cases, have proposed or enacted new laws that are contrary to the way in which rules and regulations have historically been interpreted and applied. In the current global tax policy environment, any changes in laws, regulations and interpretations could adversely affect our effective tax rates, cause us to respond by making changes to our business structure, or result in other costs to us which could adversely affect our operations and financial results.

Moreover, we are subject to the examination of our income tax returns by domestic and foreign tax authorities. We regularly assess the likelihood of outcomes resulting from these examinations to determine the adequacy of our provision for income taxes and have reserved for potential adjustments that may result from these examinations. Our policy is to record interest and penalties related to unrecognized tax benefits in income tax expense. We believe our tax estimates to be reasonable; however, we cannot provide assurance that the final determination of any of these examinations will not have an adverse effect on our financial position and results of operations.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

This data should be read in conjunction with our Consolidated Statements of Cash Flows.

(in millions)	As of	
	December 2, 2022	December 3, 2021
Cash and cash equivalents	$ 4,236	$ 3,844
Short-term investments	$ 1,860	$ 1,954
Working capital	$ 868	$ 1,737
Stockholders' equity	$ 14,051	$ 14,797

A summary of our cash flows for fiscal 2022, 2021 and 2020 is as follows:

(in millions)	2022	2021	2020
Net cash provided by operating activities	$ 7,838	$ 7,230	$ 5,727
Net cash used for investing activities	(570)	(3,537)	(414)
Net cash used for financing activities	(6,825)	(4,301)	(3,488)
Effect of foreign currency exchange rates on cash and cash equivalents	(51)	(26)	3
Net change in cash and cash equivalents	$ 392	$ (634)	$ 1,828

Our primary source of cash is receipts from revenue. Our primary uses of cash are our stock repurchase program as described below and general business expenses including payroll, marketing and third-party hosting services. Other sources of cash include proceeds from participation in the employee stock purchase plan. Other uses of cash include business acquisitions, purchases of property and equipment and payments for taxes related to net share settlement of equity awards.

Cash Flows from Operating Activities

For fiscal 2022, net cash provided by operating activities of $7.84 billion was primarily comprised of net income adjusted for the net effect of non-cash items. The primary working capital sources of cash were increases in deferred revenue driven by Digital Media and Digital Experience offerings, partially offset by increases in trade receivables attributable to the timing of billings.

Cash Flows from Investing Activities

For fiscal 2022, net cash used for investing activities of $570 million was primarily due to ongoing capital expenditures and business acquisitions. *See Note 3 of our Notes to Consolidated Financial Statements for further information regarding these acquisitions.*

Cash Flows from Financing Activities

For fiscal 2022, net cash used for financing activities of $6.83 billion was primarily due to payments for our common stock repurchases and taxes paid related to the net share settlement of equity awards, offset in part by proceeds from re-issuance of treasury stock mainly for our employee stock purchase plan. *See the section titled "Stock Repurchase Program" below.*

Liquidity and Capital Resources Considerations

Our existing cash, cash equivalents and investment balances may fluctuate during fiscal 2023 due to changes in our planned cash outlay.

Cash from operations could also be affected by various risks and uncertainties, including, but not limited to, risks detailed in the section titled "Risk Factors" in Part I, Item 1A of this report. Based on our current business plan and revenue prospects, we believe that our existing cash, cash equivalents and investment balances, our anticipated cash flows from operations and our available credit facility will be sufficient to meet our working capital, operating resource expenditure and capital expenditure requirements for the next twelve months.

Our cash equivalent and short-term investment portfolio as of December 2, 2022 consisted of asset-backed securities, corporate debt securities, foreign government securities, money market funds, municipal securities, time deposits, U.S. agency securities and U.S. Treasury securities. We use professional investment management firms to manage a large portion of our invested cash.

We expect to continue our investing activities, including short-term and long-term investments, purchases of computer systems for research and development, sales and marketing, product support and administrative staff, and facilities expansion. Furthermore, cash reserves may be used to repurchase stock under our stock repurchase program and to strategically acquire companies, products or technologies that are complementary to our business.

On September 15, 2022, we entered into a definitive agreement under which we intend to acquire Figma, Inc. ("Figma") for approximately $20 billion, comprised of approximately half cash and half stock, subject to customary purchase price adjustments. Approximately 6 million additional restricted stock units will be granted to Figma's Chief Executive Officer and employees that will vest over four years subsequent to closing. The transaction is subject to regulatory approvals and customary closing conditions, and is expected to close in 2023. We will be required to pay Figma a reverse termination fee of $1 billion if the transaction fails to receive regulatory clearance, assuming all other closing conditions have been satisfied or waived, or if it fails to close within 18 months from September 15, 2022. We expect to finance the cash portion of the consideration using cash on hand and short-term debt instruments. While the transaction is pending, at a minimum we expect to maintain share repurchases sufficient to offset the dilution of equity issuances to our employees.

Revolving Credit Agreement

During 2022, we entered into a credit agreement (the "Revolving Credit Agreement") with a syndicate of lenders, providing for a five-year $1.5 billion senior unsecured revolving credit facility through June 30, 2027, which replaces our previous five-year $1 billion senior unsecured revolving credit agreement dated as of October 17, 2018. Subject to the agreement of lenders, we may obtain up to an additional $500 million in commitments, for a maximum aggregate commitment of $2 billion. As of December 2, 2022, there were no outstanding borrowings under this credit agreement and the entire $1.5 billion credit line remains available for borrowing.

Under the terms of our Revolving Credit Agreement, we are not prohibited from paying cash dividends unless payment would trigger an event of default or if one currently exists. We do not anticipate paying any cash dividends in the foreseeable future.

Senior Notes

We have $4.15 billion senior notes outstanding, which rank equally with our other unsecured and unsubordinated indebtedness. As of December 2, 2022, the carrying value of our senior notes was $4.13 billion and our maximum commitment for interest payments was $416 million for the remaining duration of our outstanding senior notes. Interest is payable semi-annually, in arrears on February 1 and August 1. Our senior notes do not contain any financial covenants. *See Note 17 of our Notes to Consolidated Financial Statements for further details regarding our debt.*

During the first quarter of fiscal 2022, we reclassified the senior notes due February 1, 2023 as current debt in our Consolidated Balance Sheets. As of December 2, 2022, the carrying value of our current debt was $500 million, net of the related discount and issuance costs. We intend to repay the current portion of our debt on or before the due date.

Contractual Obligations

Our purchase obligations consist of agreements to purchase goods and services entered into in the ordinary course of business. As of December 2, 2022, the value of our non-cancellable unconditional purchase obligations was $6.09 billion, primarily relating to contracts with vendors for third-party hosting and data center services. *See Note 16 of our Notes to Consolidated Financial Statements for additional information regarding our purchase obligations.*

We lease certain facilities and data centers under non-cancellable operating lease arrangements that expire at various dates through 2032. As of December 2, 2022, the value of our obligations under operating leases was $548 million. *See Note 18 of our Notes to Consolidated Financial Statements for additional information regarding our lease obligations.*

Other

Our transition tax liability related to historical undistributed foreign earnings, which was accrued as a result of the U.S. Tax Act, was approximately $313 million as of December 2, 2022 and is payable in installments through fiscal 2026. As we repatriate foreign earnings for use in the United States, the distributions will generally be exempt from federal income taxes. In addition, the U.S. Tax Act requires companies to capitalize and amortize research and development expenditures starting fiscal 2023. If not modified, we anticipate an adverse impact to our effective rates for income taxes paid, which will be partially offset by the increase in the foreign-derived intangible income deduction, for fiscal 2023 and beyond.

The Inflation Reduction Act enacted on August 16, 2022 introduced new provisions including a corporate book minimum tax effective for us beginning in fiscal 2024 and an excise tax on net stock repurchases made after December 31, 2022. We continue to monitor developments and evaluate impacts, if any, of these provisions to our results of operations and cash flows.

Stock Repurchase Program

To facilitate our stock repurchase program, designed to return value to our stockholders and minimize dilution from stock issuances, we may repurchase our shares in the open market or enter into structured repurchase agreements with third parties. In December 2020, our Board of Directors granted authority to repurchase up to $15 billion in our common stock through the end of fiscal 2024.

During fiscal 2022, we repurchased a total of 15.7 million shares, including approximately 10.4 million shares at an average price of $375.03 through structured repurchase agreements entered into during fiscal 2021 and fiscal 2022, as well as 5.3 million shares at an average purchase price of $451.55 through an accelerated share repurchase agreement entered into during the first quarter of fiscal 2022.

During the fourth quarter of fiscal 2022, we entered into a structured stock repurchase agreement with a large financial institution whereupon we provided them with a prepayment of $1.75 billion. As of December 2, 2022, $583 million of prepayment remained under our outstanding structured stock repurchase agreement.

Subsequent to December 2, 2022, as part of the December 2020 stock repurchase authority, we entered into an accelerated share repurchase agreement with a large financial institution whereupon we provided them with a prepayment of $1.4 billion and received an initial delivery of 3.2 million shares, which represents approximately 75% of our prepayment. Upon completion of the $1.4 billion accelerated share repurchase agreement, $5.15 billion remains under our December 2020 authority.

See section titled "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities" in Part II, Item 5 of this report for stock repurchases during the quarter ended December 2, 2022 and Note 14 of our Notes to Consolidated Financial Statements for further details regarding our stock repurchase program.

Indemnifications

In the ordinary course of business, we provide indemnifications of varying scope to customers and channel partners against claims of intellectual property infringement made by third parties arising from the use of our products and from time to time, we are subject to claims by our customers under these indemnification provisions. Historically, costs related to these indemnification provisions have not been significant and we are unable to estimate the maximum potential impact of these indemnification provisions on our future results of operations.

To the extent permitted under Delaware law, we have agreements whereby we indemnify our officers and directors for certain events or occurrences while the officer or director is or was serving at our request in such capacity. The indemnification period covers all pertinent events and occurrences during the officer's or director's lifetime. The maximum potential amount of future payments we could be required to make under these indemnification agreements is unlimited; however, we have director and officer insurance coverage that reduces our exposure and enables us to recover a portion of any future amounts paid.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

All market risk sensitive instruments were entered into for non-trading purposes.

Foreign Currency Risk

Foreign Currency Exposures and Hedging Instruments

In countries outside the United States, we transact business in U.S. Dollars and various other currencies, which subject us to exposure from movements in exchange rates. We may use foreign exchange option contracts or forward contracts to hedge a portion of our forecasted foreign currency denominated revenue and expenses. Additionally, we hedge our net recognized foreign currency monetary assets and liabilities with foreign exchange forward contracts to reduce the risk that our earnings and cash flows will be adversely affected by changes in exchange rates.

Our significant foreign currency revenue exposures for fiscal 2022, 2021 and 2020 were as follows:

(in millions)		2022		2021		2020
Euro	€	2,487	€	2,209	€	1,887
Japanese Yen	¥	118,456	¥	104,829	¥	88,640
British Pounds	£	737	£	669	£	562
Australian Dollars	$	876	$	768	$	645

As of December 2, 2022, the total notional amounts of all outstanding foreign exchange contracts, including options and forwards, were $3.25 billion, which included the notional equivalent of $1.32 billion in Euros, $602 million in Indian Rupees, $480 million in British Pounds, $394 million in Japanese Yen, $338 million in Australian Dollars and $112 million in other foreign currencies. As of December 2, 2022, all contracts were set to expire at various dates through November 2023. The bank counterparties in these contracts could expose us to credit-related losses that would be largely mitigated with master netting arrangements with the same counterparty by permitting net settlement transactions. In addition, we enter into collateral security agreements that provide for collateral to be received or posted when the net fair value of these contracts fluctuates from contractually established thresholds.

A sensitivity analysis was performed on all of our foreign exchange derivatives as of December 2, 2022. This sensitivity analysis measures the hypothetical market value resulting from a 10% shift in the value of exchange rates relative to the U.S. Dollar. For option contracts, the Black-Scholes option pricing model was used. A 10% increase in the value of the U.S. Dollar and a corresponding decrease in the value of the hedged foreign currency asset would lead to an increase in the fair value of our financial hedging instruments by $75 million. A 10% decrease in the value of the U.S. Dollar would lead to an increase in the fair value of these financial instruments by $17 million.

As a general rule, we do not use foreign exchange contracts to hedge local currency denominated operating expenses in countries where a natural hedge exists. For example, in many countries, revenue in the local currencies substantially offsets the local currency denominated operating expenses. We also have long-term investment exposures consisting of the capitalization and retained earnings in our non-U.S. Dollar functional currency foreign subsidiaries. As of December 2, 2022 and December 3, 2021, this long-term investment exposure totaled an absolute notional equivalent of $770 million and $749 million, respectively. At this time, we do not hedge these long-term investment exposures.

We do not use foreign exchange contracts for speculative trading purposes, nor do we hedge our foreign currency exposure in a manner that entirely offsets the effects of changes in foreign exchange rates. We regularly review our hedging program and assess the need to utilize financial instruments to hedge currency exposures on an ongoing basis.

Cash Flow Hedges of Forecasted Foreign Currency Revenue and Expenses

We may use foreign exchange purchased options or forward contracts to hedge foreign currency revenue denominated in Euros, British Pounds, Japanese Yen and Australian Dollars, or foreign currency expenses in Indian Rupees. We hedge these cash flow exposures to reduce the risk that our earnings and cash flows will be adversely affected by changes in exchange rates. These foreign exchange contracts, carried at fair value, have maturities of up to twelve months. We enter into these foreign exchange contracts to hedge forecasted revenue and expenses in the normal course of business and accordingly, they are not speculative in nature.

We record changes in fair value of these cash flow hedges of foreign currency denominated revenue and expenses in accumulated other comprehensive income (loss) in our Consolidated Balance Sheets, until the forecasted transaction occurs. When the forecasted transaction affects earnings, we reclassify the related gain or loss on the cash flow hedge to revenue or operating expenses, as applicable. In the event the underlying forecasted transaction does not occur, or it becomes probable that it will not occur, we reclassify the gain or loss on the related cash flow hedge from accumulated other comprehensive income (loss) to revenue or operating expenses, as applicable. For the fiscal year ended December 2, 2022, there were no net gains or losses recognized in revenue or operating expenses relating to hedges of forecasted transactions that did not occur.

Non-Designated Hedges of Foreign Currency Assets and Liabilities

Our derivatives not designated as hedging instruments consist of foreign currency forward contracts that we primarily use to hedge monetary assets and liabilities denominated in non-functional currencies to reduce the risk that our earnings and cash flows will be adversely affected by changes in foreign currency exchange rates. These foreign exchange contracts are carried at fair value with changes in fair value of these contracts recorded to other income (expense), net in our Consolidated Statements of Income. These contracts reduce the impact of currency exchange rate movements on our assets and liabilities. At December 2, 2022, the outstanding balance sheet hedging derivatives had maturities of 180 days or less.

See Note 6 of our Notes to Consolidated Financial Statements for information regarding our derivative financial instruments.

Interest Rate Risk

Short-Term Investments and Fixed Income Securities

At December 2, 2022, we had debt securities classified as short-term investments of $1.86 billion. Changes in interest rates could adversely affect the market value of these investments. A sensitivity analysis was performed on our short-term investment portfolio as of December 2, 2022, based on an estimate of the hypothetical changes in market value of the portfolio that would result from an immediate parallel shift in the yield curve. A 150 basis point increase in interest rates would lead to a $20 million decrease in the market value of our short-term investments. Conversely, a 150 basis point decrease in interest rates would lead to a $20 million increase in the market value of our short-term investments.

Senior Notes

As of December 2, 2022, we had $4.15 billion of senior notes outstanding which bear interest at fixed rates, and therefore do not subject us to financial statement risk associated with changes in interest rates. As of December 2, 2022, the total carrying amount of our senior notes was $4.13 billion and the related fair value based on observable market prices in less active markets was $3.88 billion.

See Note 17 of our Notes to Consolidated Financial Statements for information regarding our senior notes.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

All financial statement schedules have been omitted, since the required information is not applicable or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the Consolidated Financial Statements and Notes thereto.

ADOBE INC.

CONSOLIDATED BALANCE SHEETS

(In millions, except par value)

	December 2, 2022	December 3, 2021
ASSETS		
Current assets:		
Cash and cash equivalents	$ 4,236	$ 3,844
Short-term investments	1,860	1,954
Trade receivables, net of allowances for doubtful accounts of $23 and of $16, respectively	2,065	1,878
Prepaid expenses and other current assets	835	993
Total current assets	8,996	8,669
Property and equipment, net	1,908	1,673
Operating lease right-of-use assets, net	407	443
Goodwill	12,787	12,668
Other intangibles, net	1,449	1,820
Deferred income taxes	777	1,085
Other assets	841	883
Total assets	$ 27,165	$ 27,241
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Trade payables	$ 379	$ 312
Accrued expenses	1,790	1,736
Debt	500	—
Deferred revenue	5,297	4,733
Income taxes payable	75	54
Operating lease liabilities	87	97
Total current liabilities	8,128	6,932
Long-term liabilities:		
Debt	3,629	4,123
Deferred revenue	117	145
Income taxes payable	530	534
Operating lease liabilities	417	453
Other liabilities	293	257
Total liabilities	13,114	12,444
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.0001 par value; 2 shares authorized; none issued	—	—
Common stock, $0.0001 par value; 900 shares authorized; 601 shares issued; 462 and 475 shares outstanding, respectively	—	—
Additional paid-in-capital	9,868	8,428
Retained earnings	28,319	23,905
Accumulated other comprehensive income (loss)	(293)	(137)
Treasury stock, at cost (139 and 126 shares, respectively)	(23,843)	(17,399)
Total stockholders' equity	14,051	14,797
Total liabilities and stockholders' equity	$ 27,165	$ 27,241

See accompanying Notes to Consolidated Financial Statements.

ADOBE INC.

CONSOLIDATED STATEMENTS OF INCOME

(In millions, except per share data)

	Years Ended		
	December 2, 2022	December 3, 2021	November 27, 2020
Revenue:			
Subscription	$ 16,388	$ 14,573	$ 11,626
Product	532	555	507
Services and other	686	657	735
Total revenue	17,606	15,785	12,868
Cost of revenue:			
Subscription	1,646	1,374	1,108
Product	35	41	36
Services and other	484	450	578
Total cost of revenue	2,165	1,865	1,722
Gross profit	15,441	13,920	11,146
Operating expenses:			
Research and development	2,987	2,540	2,188
Sales and marketing	4,968	4,321	3,591
General and administrative	1,219	1,085	968
Amortization of intangibles	169	172	162
Total operating expenses	9,343	8,118	6,909
Operating income	6,098	5,802	4,237
Non-operating income (expense):			
Interest expense	(112)	(113)	(116)
Investment gains (losses), net	(19)	16	13
Other income (expense), net	41	—	42
Total non-operating income (expense), net	(90)	(97)	(61)
Income before income taxes	6,008	5,705	4,176
Provision for (benefit from) income taxes	1,252	883	(1,084)
Net income	$ 4,756	$ 4,822	$ 5,260
Basic net income per share	$ 10.13	$ 10.10	$ 10.94
Shares used to compute basic net income per share	470	477	481
Diluted net income per share	$ 10.10	$ 10.02	$ 10.83
Shares used to compute diluted net income per share	471	481	485

See accompanying Notes to Consolidated Financial Statements.

ADOBE INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions)

	Years Ended		
	December 2, 2022	December 3, 2021	November 27, 2020
	Increase/(Decrease)		
Net income	$ 4,756	$ 4,822	$ 5,260
Other comprehensive income (loss), net of taxes:			
Available-for-sale securities:			
Unrealized gains / losses on available-for-sale securities	(39)	(8)	3
Reclassification adjustment for recognized gains / losses on available-for-sale securities	—	—	(1)
Net increase (decrease) from available-for-sale securities	(39)	(8)	2
Derivatives designated as hedging instruments:			
Unrealized gains / losses on derivative instruments	139	69	(44)
Reclassification adjustment for realized gains / losses on derivative instruments	(151)	20	6
Net increase (decrease) from derivatives designated as hedging instruments	(12)	89	(38)
Foreign currency translation adjustments	(105)	(60)	66
Other comprehensive income (loss), net of taxes	(156)	21	30
Total comprehensive income, net of taxes	$ 4,600	$ 4,843	$ 5,290

See accompanying Notes to Consolidated Financial Statements.

ADOBE INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In millions)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock		Total
	Shares	Amount				Shares	Amount	
Balances at November 29, 2019	601	$ —	$ 6,504	$ 14,829	$ (188)	(118)	$ (10,615)	$ 10,530
Net income	—	—	—	5,260	—	—	—	5,260
Other comprehensive income (loss), net of taxes	—	—	—	—	30	—	—	30
Re-issuance of treasury stock under stock compensation plans	—	—	(56)	(478)	—	4	123	(411)
Repurchases of common stock	—	—	—	—	—	(8)	(3,050)	(3,050)
Stock-based compensation	—	—	909	—	—	—	—	909
Value of shares in deferred compensation plan	—	—	—	—	—	—	(4)	(4)
Balances at November 27, 2020	601	$ —	$ 7,357	$ 19,611	$ (158)	(122)	$ (13,546)	$ 13,264
Net income	—	—	—	4,822	—	—	—	4,822
Other comprehensive income (loss), net of taxes	—	—	—	—	21	—	—	21
Re-issuance of treasury stock under stock compensation plans	—	—	—	(528)	—	3	100	(428)
Repurchases of common stock	—	—	—	—	—	(7)	(3,950)	(3,950)
Equity awards assumed for acquisition	—	—	2	—	—	—	—	2
Stock-based compensation	—	—	1,069	—	—	—	—	1,069
Value of shares in deferred compensation plan	—	—	—	—	—	—	(3)	(3)
Balances at December 3, 2021	601	$ —	$ 8,428	$ 23,905	$ (137)	(126)	$ (17,399)	$ 14,797
Net income	—	—	—	4,756	—	—	—	4,756
Other comprehensive income (loss), net of taxes	—	—	—	—	(156)	—	—	(156)
Re-issuance of treasury stock under stock compensation plans	—	—	—	(342)	—	3	102	(240)
Repurchases of common stock	—	—	—	—	—	(16)	(6,550)	(6,550)
Stock-based compensation	—	—	1,440	—	—	—	—	1,440
Value of shares in deferred compensation plan	—	—	—	—	—	—	4	4
Balances at December 2, 2022	601	$ —	$ 9,868	$ 28,319	$ (293)	(139)	$ (23,843)	$ 14,051

See accompanying Notes to Consolidated Financial Statements.

ADOBE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

	Years Ended		
	December 2, 2022	December 3, 2021	November 27, 2020
Cash flows from operating activities:			
Net income	$ 4,756	$ 4,822	$ 5,260
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, amortization and accretion	856	788	757
Stock-based compensation	1,440	1,069	909
Reduction of operating lease right-of-use assets	83	73	87
Deferred income taxes	328	183	(1,501)
Unrealized losses (gains) on investments, net	29	(4)	(11)
Other non-cash items	10	7	40
Changes in operating assets and liabilities, net of acquired assets and assumed liabilities:			
Trade receivables, net	(198)	(430)	106
Prepaid expenses and other assets	(94)	(475)	(288)
Trade payables	66	(20)	96
Accrued expenses and other liabilities	7	162	86
Income taxes payable	19	2	(72)
Deferred revenue	536	1,053	258
Net cash provided by operating activities	7,838	7,230	5,727
Cash flows from investing activities:			
Purchases of short-term investments	(909)	(1,533)	(1,071)
Maturities of short-term investments	683	877	915
Proceeds from sales of short-term investments	270	191	167
Acquisitions, net of cash acquired	(126)	(2,682)	—
Purchases of property and equipment	(442)	(348)	(419)
Purchases of long-term investments, intangibles and other assets	(46)	(42)	(15)
Proceeds from sales of long-term investments and other assets	—	—	9
Net cash used for investing activities	(570)	(3,537)	(414)
Cash flows from financing activities:			
Repurchases of common stock	(6,550)	(3,950)	(3,050)
Proceeds from re-issuance of treasury stock	278	291	270
Taxes paid related to net share settlement of equity awards	(518)	(719)	(681)
Proceeds from issuance of debt	—	—	3,144
Repayment of debt	—	—	(3,150)
Other financing activities, net	(35)	77	(21)
Net cash used for financing activities	(6,825)	(4,301)	(3,488)
Effect of foreign currency exchange rates on cash and cash equivalents	(51)	(26)	3
Net change in cash and cash equivalents	392	(634)	1,828
Cash and cash equivalents at beginning of year	3,844	4,478	2,650
Cash and cash equivalents at end of year	$ 4,236	$ 3,844	$ 4,478
Supplemental disclosures:			
Cash paid for income taxes, net of refunds	$ 778	$ 843	$ 469
Cash paid for interest	$ 103	$ 100	$ 88

See accompanying Notes to Consolidated Financial Statements.

ADOBE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Operations

Founded in 1982, Adobe is one of the largest and most diversified software companies in the world. We offer a line of products and services used by creative professionals, including photographers, video editors, graphic and experience designers and game developers; communicators, including content creators, students, marketers and knowledge workers; businesses of all sizes; and consumers for creating, managing, delivering, measuring, optimizing, engaging and transacting with compelling content and experiences across personal computers, smartphones, other electronic devices and digital media formats.

We market our products and services directly to enterprise customers through our sales force and local field offices. We license our products to end users through app stores and our own website at www.adobe.com. We offer many of our products via a Software-as-a-Service ("SaaS") model or a managed services model (both of which are referred to as hosted or cloud-based) as well as through term subscription and pay-per-use models. We also distribute certain products and services through a network of distributors, value-added resellers ("VARs"), systems integrators ("SIs"), independent software vendors ("ISVs"), retailers, software developers and original equipment manufacturers ("OEMs"). In addition, we license our technology to hardware manufacturers, software developers and service providers for use in their products and solutions. Our products run on desktop and laptop computers, smartphones, tablets, other devices and the web, depending on the product. We have operations in the Americas; Europe, Middle East and Africa ("EMEA"); and Asia-Pacific ("APAC").

Basis of Presentation

The accompanying Consolidated Financial Statements include those of Adobe and its subsidiaries, after elimination of all intercompany accounts and transactions. We have prepared the accompanying Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States of America ("GAAP") and pursuant to the rules and regulations of the United States Securities and Exchange Commission (the "SEC").

Use of Estimates

In preparing Consolidated Financial Statements and related disclosures in conformity with GAAP and pursuant to the rules and regulations of the SEC, we must make estimates and judgments that affect the amounts reported in the Consolidated Financial Statements and accompanying Notes. Estimates are used for, but not limited to, sales allowances and programs, bad debts, stock-based compensation, determining the fair value of acquired assets and assumed liabilities, litigation and income taxes. Actual results may differ materially from these estimates.

Fiscal Year

Our fiscal year is a 52- or 53-week year that ends on the Friday closest to November 30. Our financial results for fiscal 2021 benefited from an extra week in the first quarter of fiscal 2021 due to our 52/53 week financial calendar whereby fiscal 2021 was a 53-week year compared with fiscal 2022 and 2020 which were 52-week years.

Reclassifications

Certain prior year amounts, which are not material, have been reclassified to conform to current year presentation in the Consolidated Balance Sheets and Notes to Consolidated Financial Statements.

Significant Accounting Policies

Revenue Recognition

Our revenue is derived from the sale of cloud-enabled software subscriptions, cloud-hosted offerings, term-based, royalty, and perpetual software licenses, associated software maintenance and support plans, consulting services, training and technical support. Most of our enterprise customer arrangements involve multiple promises to our customers.

Revenue is recognized when a contract exists between us and a customer and upon transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services. We enter into contracts that can include various combinations of products and services, which may be capable of being distinct and accounted for as separate performance obligations, or in the case of offerings such as cloud-enabled Creative Cloud and Document Cloud, accounted for as a single performance obligation. Revenue is recognized net of allowances for returns and any taxes collected from customers, which are subsequently remitted to governmental authorities.

Subscription, Product and Services Offerings

We enter into revenue arrangements in which a customer may purchase a combination of cloud-enabled subscriptions, cloud-hosted offerings, term-based, royalty, and perpetual software licenses, associated software maintenance and support plans, consulting services, training and technical support. Certain revenue arrangements provide customers with unilateral cancellation rights, or options to either renew monthly on-premise term-based licenses or use committed funds to purchase other Adobe products or services.

Fully hosted subscription services (SaaS) allow customers to access hosted software during the contractual term without taking possession of the software. Cloud-hosted subscription services may be sold on a fee-per-subscription period basis or based on consumption or usage.

We recognize revenue ratably over the contractual service term for hosted services that are priced based on a committed number of transactions where the delivery and consumption of the benefit of the services occur evenly over time, beginning on the date the services associated with the committed transactions are first made available to the customer and continuing through the end of the contractual service term. Over-usage fees and fees based on the actual number of transactions are billed in accordance with contract terms as these fees are incurred and are included in the transaction price of an arrangement as variable consideration. Fees based on a number of transactions, where invoicing is aligned to the pattern of performance, customer benefit and consumption, are typically accounted for utilizing the "as-invoiced" practical expedient. Revenue for subscriptions sold as a fee per period is recognized ratably over the contractual term as the customer simultaneously receives and consumes the benefit of the underlying service.

When cloud-enabled services are highly integrated and interrelated with on-premise software, such as in our cloud-enabled Creative Cloud and Document Cloud offerings, the individual components are not considered distinct and revenue is recognized ratably over the subscription period for which the cloud-enabled services are provided.

The subscription support plans related to those customer arrangements whose revenues we classify as subscription revenues represent stand-ready performance obligations. Revenue from these subscription support plans is recognized ratably over their respective contractual terms and classified as subscription revenue.

Licenses for on-premise software may be purchased on a perpetual basis, as a subscription for a fixed period of time or based on usage for certain of our OEM and royalty agreements. Revenue from non-cloud enabled on-premise licenses without unilateral cancellation rights or monthly renewal options is recognized at the point in time the software is available to the customer, provided all other revenue recognition criteria are met, and classified as product revenue on our Consolidated Statements of Income. Revenue from on-premise term license or term licensing arrangements with unilateral cancellation rights or monthly renewal options, and any associated maintenance and support, is classified as subscription revenue.

Our services and other revenue is comprised primarily of fees related to consulting, training, maintenance and support for certain on-premise licenses that are recognized at a point in time and our advertising offerings. We typically sell our consulting contracts on a time-and-materials or fixed-fee basis. These revenues are recognized as the services are performed for time-and-materials contracts and on a relative performance basis for fixed-fee contracts. Training revenues are recognized as the services are performed. Our maintenance and support offerings, which entitle customers, partners and developers to receive desktop product upgrades and enhancements or technical support, depending on the offering, are generally recognized ratably over the term of the arrangement. Our transaction-based advertising offerings, where fees are based on a number of impressions per month and invoicing is aligned to the pattern of performance, customer benefit and consumption, are typically accounted for utilizing the "as-invoiced" practical expedient.

Judgments

Our contracts with customers may include multiple goods and services. For example, some of our offerings include both on-premise and/or on-device software licenses and cloud services. Determining whether the software licenses and the cloud services are distinct from each other, and therefore performance obligations to be accounted for separately, or not distinct from each other, and therefore part of a single performance obligation, may require significant judgment. We have concluded that the on-premise/on-device software licenses and cloud services provided in our Creative Cloud and Document Cloud subscription offerings are not distinct from each other such that revenue from each offering should be recognized ratably over the subscription period for which the cloud services are provided. In reaching this conclusion, we considered the nature of our promise to Creative Cloud and Document Cloud customers, which is to provide a complete end-to-end creative design or document workflow solution that operates seamlessly across multiple devices and teams. We fulfill this promise by providing access to a solution that integrates cloud-based and on-premise/on-device features that, together through their integration, provide functionalities, utility and workflow efficiencies that could not be obtained from either the on-premise/on-device software or cloud services on their own.

Cloud-based features that are integral to our Creative Cloud and Document Cloud offerings and that work together with the on-premise/on-device software include, but are not limited to: Creative Cloud Libraries, which enable customers to access their work, settings, preferences and other assets seamlessly across desktop and mobile devices and collaborate across teams in real time; shared reviews which enable simultaneous editing and commenting of digital assets across desktop, mobile and web; automatic cloud rendering of a design which enables it to be worked on in multiple mediums; and Sensei, Adobe's cloud-hosted artificial intelligence and machine learning framework, which enables features such as automated photo-editing, photograph content-awareness, natural language processing, optical character recognition and automated document tagging.

Standalone selling price is established by maximizing the amount of observable inputs, primarily actual historical selling prices for performance obligations where available, and includes consideration of factors such as go-to-market model and geography. Individual products may have multiple values for standalone selling price depending on factors such as where they are sold and what channel they are sold through. Where standalone selling price may not be directly observable (e.g., the performance obligation is not sold separately), we maximize the use of observable inputs by using information that may include reviewing pricing practices, performance obligations with similar customers and selling models.

Capitalized costs to obtain a contract are amortized over the expected period of benefit, which we have determined, based on analysis, to be 5 years. We evaluated qualitative and quantitative factors to determine the period of amortization, including contract length, renewals, customer life and the useful lives of our products and acquired products. When the expected period of benefit of an asset which would be capitalized is less than one year, we expense the amount as incurred, utilizing the practical expedient. We regularly evaluate whether there have been changes in the underlying assumptions and data used to determine the amortization period.

When revenue arrangements include components of third-party goods and services, for example in transactions which involve resale, fulfillment or providing advertising impressions to our end customer, we evaluate whether we are the principal, and report revenues on a gross basis, or an agent, and report revenues on a net basis. In this assessment, we consider if we obtain control of the specified goods or services before they are transferred to the customer by evaluating indicators such as which party is primarily responsible for fulfilling the promise to provide the goods or services, which party has discretion in establishing price and the underlying terms and conditions between the parties to the transaction.

We offer limited rights of return, rebates and price protection of our products under various policies and programs with our distributors, resellers and/or end-user customers. We estimate and record reserves for these programs as variable consideration when estimating transaction price. Returns, rebates and other offsets to transaction price are estimated at contract inception on a portfolio basis and assessed for reasonableness each reporting period when additional information becomes available.

General Contract Provisions

We maintain revenue reserves for rebates, rights of return and other limited price adjustments. Distributors are allowed limited rights of return of products purchased during the previous quarter. In addition, distributors are allowed to return products that have reached the end of their lives, as defined by us, and for products that are being replaced by new versions. We offer rebates to our distributors, resellers and/or end-user customers. Transaction price is reduced for these amounts based on actual performance against objectives set forth by us for a particular reporting period, such as volume and timely reporting.

On a quarterly basis, the amount of revenue that is reserved is calculated based on our historical trends and data specific to each reporting period. The primary method of establishing these reserves is to review historical data from prior periods as a percent of revenue to determine a historical reserve rate. We then apply the historical rate to the current period revenue as a basis for estimating future returns. When necessary, we also provide a specific reserve in excess of portfolio-level estimated requirements. This estimate can be affected by the amount of a particular product in the channel, the rate of sell-through, product plans and other factors.

Although our subscription contracts are generally non-cancellable, a limited number of customers have the right to cancel their contracts by providing prior written notice to us of their intent to cancel the remainder of the contract term and consumers have a period of time to terminate certain agreements without penalty. In the event a customer cancels their contract, they are generally not entitled to a refund for prior services we have provided to them. Contracts that include termination rights without substantive penalty are accounted for as contracts only for the committed period. Periods of time after the right of termination are accounted for as optional purchases when they do not represent material rights. For certain of our usage-based license agreements, typically in our royalty and OEM businesses, reporting may be received after the end of a fiscal period. In such instances, we estimate and accrue license revenue. We base our estimates on multiple factors, including historical sales information, seasonality and other business information which may impact our estimates. We do not estimate variable consideration for our sales and usage-based license royalty agreements, consistent with the associated exception for sales and usage-based royalties for the license of intellectual property under the revenue recognition standard.

Property and Equipment

We record property and equipment at cost less accumulated depreciation and amortization. Property and equipment are depreciated using the straight-line method over their estimated useful lives ranging from 3 to 20 years for computers and other equipment, which includes our corporate jet, 2 to 5 years for furniture and fixtures, 5 to 25 years for building improvements and up to 40 years for buildings. Leasehold improvements are amortized using the straight-line method over the lesser of the remaining respective lease term or estimated useful lives ranging from 2 to 15 years.

Leases

We determine if an arrangement is or contains a lease at contract inception. In certain of our lease arrangements, primarily those related to our data center arrangements, judgment is required in determining if a contract contains a lease. For these arrangements, there is judgment in evaluating if the arrangement involves an identified asset that is physically distinct or whether we have the right to substantially all of the capacity of an identified asset that is not physically distinct. In arrangements that involve an identified asset, there is also judgment in evaluating if we have the right to direct the use of that asset.

We do not have any finance leases. Operating leases are recorded in our Consolidated Balance Sheets. Right-of-use ("ROU") assets and lease liabilities are measured at the lease commencement date based on the present value of the remaining lease payments over the lease term, determined using the discount rate for the lease at the commencement date. Because the rate implicit in our leases is not readily determinable, we use our incremental borrowing rate as the discount rate, which approximates the interest rate at which we could borrow on a collateralized basis with similar terms and payments and in similar economic environments. As of December 2, 2022, our leases had remaining lease terms of up to 9 years, some of which included options to extend the lease for up to 14 years and options to terminate the lease within 1 year. Optional periods to extend the lease, including by not exercising a termination option, are included in the lease term when it is reasonably certain that the option will be exercised. We also have one land lease that expires in 2091. Operating lease expense is recognized on a straight-line basis over the lease term. We account for lease and non-lease components, principally common area maintenance for our facilities leases, as a single lease component for our facilities and data center leases.

In accordance with accounting requirements, leases with an initial term of 12 months or less are recorded on the balance sheet, with lease expense for these leases recognized on a straight-line basis over the lease term.

Goodwill, Intangibles and Other Long-Lived Assets

Goodwill is assigned to one or more reporting units on the date of acquisition. We review our goodwill for impairment annually during our second quarter of each fiscal year and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of any one of our reporting units below its respective carrying amount. In performing our goodwill impairment test, we first perform a qualitative assessment, which requires that we consider events or circumstances including macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, changes in management or key personnel, changes in strategy, changes in customers, changes in the composition or carrying amount of a reporting unit's net assets and changes in our stock price. If, after assessing the totality of events or circumstances, we determine that it is more likely than not that the fair values of our reporting units are greater than the carrying amounts, then the quantitative goodwill impairment test is not performed.

If the qualitative assessment indicates that the quantitative analysis should be performed, we then evaluate goodwill for impairment by comparing the fair value of each of our reporting units to its carrying value, including the associated goodwill. To determine the fair values, we use the equal weighting of the market approach based on comparable publicly traded companies in similar lines of businesses and the income approach based on estimated discounted future cash flows. Our cash flow assumptions consider historical and forecasted revenue, operating costs and other relevant factors.

We completed our annual goodwill impairment test in the second quarter of fiscal 2022. We determined, after performing a qualitative review of each reporting unit, that it is more likely than not that the fair value of each of our reporting units substantially exceeds the respective carrying amounts. Accordingly, there was no indication of impairment and the quantitative goodwill impairment test was not performed. We did not identify any events or changes in circumstances since the performance of our annual goodwill impairment test that would require us to perform another goodwill impairment test during the fiscal year.

We amortize intangible assets with finite lives over their estimated useful lives and review them for impairment whenever an impairment indicator exists. We continually monitor events and changes in circumstances that could indicate that the carrying amounts of our long-lived assets, including our intangible assets, may not be recoverable. When such events or changes in circumstances occur, we assess recoverability by determining whether the carrying value of such assets will be recovered through the undiscounted expected future cash flows. If the future undiscounted cash flows are less than the carrying amount of these assets, we recognize an impairment loss based on any excess of the carrying amount over the fair value of the assets. We did not recognize any intangible asset impairment charges for all periods presented.

Our intangible assets are amortized over their estimated useful lives ranging from 2 to 14 years. Amortization is based on the pattern in which the economic benefits of the intangible asset will be consumed or on a straight-line basis when the consumption pattern is not apparent. The weighted average useful lives of our intangible assets were as follows:

	Weighted Average Useful Life (years)
Customer contracts and relationships	10
Purchased technology	5
Trademarks	9
Other	4

Income Taxes

We use the asset and liability method of accounting for income taxes. Under this method, income tax expense is recognized for the amount of taxes payable or refundable for the current year. In addition, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating loss and tax credit carryforwards. Significant judgment is required in determining our current provision for income taxes and deferred tax assets or liabilities. We record a valuation allowance to reduce deferred tax assets to an amount for which realization is more likely than not.

Our assumptions, judgments and estimates relative to the current provision for income taxes take into account our interpretation and application of current tax laws and possible outcomes of current and future examinations conducted by domestic and foreign tax authorities. We have established reserves for income taxes to address potential exposures involving tax positions that could be challenged by tax authorities. We regularly assess the likelihood of outcomes resulting from these examinations to determine the adequacy of our provision for income taxes and associated reserves. Our policy is to record interest and penalties related to unrecognized tax benefits in income tax expense.

Taxes Collected from Customers

We net taxes collected from customers against those remitted to government authorities in our financial statements. Accordingly, taxes collected from customers are not reported as revenue.

Treasury Stock

Prepayments made for repurchases of our common stock are classified as treasury stock on our Consolidated Balance Sheets and only shares physically delivered to us at period ends are excluded from the computation of earnings per share.

We account for treasury stock under the cost method. When treasury stock is re-issued at a price higher than its cost, the difference is recorded as a component of additional paid-in-capital in our Consolidated Balance Sheets. When treasury stock is re-issued at a price lower than its cost, the difference is recorded as a component of additional paid-in-capital to the extent that there are previously recorded gains to offset the losses. If there are no treasury stock gains in additional paid-in-capital, the losses upon re-issuance of treasury stock are recorded as a reduction of retained earnings in our Consolidated Balance Sheets.

Advertising Expenses

Advertising costs are expensed as incurred. Advertising expenses for fiscal 2022, 2021 and 2020 were $1.04 billion, $865 million and $592 million, respectively. Prior year amounts have been recast to conform to current year presentation, which reflect changes to modernize the categorization of costs reported as advertising expenses, primarily associated with the inclusion of certain digital advertising costs. There was no impact to the Consolidated Statements of Income resulting from this change.

Foreign Currency Translation

We translate assets and liabilities of foreign subsidiaries, whose functional currency is their local currency, at exchange rates in effect at the balance sheet date. We translate revenue and expenses at the monthly average exchange rates. We include accumulated net translation adjustments in stockholders' equity as a component of accumulated other comprehensive income (loss).

Derivative Financial Instruments

In countries outside the United States, we transact business in U.S. Dollars and in various other currencies. We may use foreign exchange option contracts or forward contracts to hedge a portion of our forecasted foreign currency denominated revenue and expenses primarily in Euros, British Pounds, Japanese Yen, Australian Dollars and Indian Rupees. Additionally, we hedge our net recognized foreign currency monetary assets and liabilities with foreign exchange forward contracts to reduce the risk that our earnings and cash flows will be adversely affected by changes in exchange rates.

We recognize all derivative instruments as either assets or liabilities in our Consolidated Balance Sheets and measure them at fair value. Gains and losses resulting from changes in fair value are accounted for depending on the use of the derivative and whether it is designated and qualifies for hedge accounting. Contracts that do not qualify for hedge accounting are adjusted to fair value through earnings.

Gains and losses related to changes in the fair value of foreign exchange forward contracts which hedge certain balance sheet positions are recorded each period as a component of other income (expense), net in our Consolidated Statements of Income. Foreign exchange option contracts and forward contracts hedging forecasted foreign currency revenue and expenses and Treasury lock agreements are designated as cash flow hedges with gains and losses recorded net of tax as a component of accumulated other comprehensive income (loss) in our Consolidated Balance Sheets until the forecasted transaction occurs. When the forecasted transaction affects earnings, we reclassify the related gain or loss on the foreign currency revenue, foreign currency expense or Treasury lock cash flow hedge to revenue, operating expense or interest expense, as applicable.

Concentration of Risk

Financial instruments that potentially subject us to concentrations of credit risk are short-term fixed-income investments, structured repurchase transactions, foreign currency and interest rate hedge contracts and trade receivables.

Our investment portfolio consists of investment-grade securities diversified among security types, industries and issuers. Our cash and investments are held and primarily managed by recognized financial institutions that follow our investment policy. Our policy limits the amount of credit exposure to any one security issue or issuer and we believe no significant concentration of credit risk exists with respect to these investments.

We enter into master netting arrangements to mitigate credit risk in derivative transactions by permitting net settlement of transactions with the same counterparty. We also enter into collateral security agreements with certain of our counterparties to exchange cash collateral when the net fair value of certain derivative instruments fluctuates from contractually established thresholds.

Credit risk in receivables is limited to OEMs, dealers and distributors of hardware and software products to the retail market, customers to whom we license software directly and our SaaS offerings. A credit review is completed for our new distributors, dealers and OEMs. We also perform ongoing credit evaluations of our customers' financial condition and require letters of credit or other guarantees, whenever deemed necessary. The credit limit given to the customer is based on our risk assessment of their ability to pay, country risk and other factors and is not contingent on the resale of the product or on the collection of payments from their customers. Certain contracts with advertising agencies contain sequential liability provisions, under which the agency is not required to pay until payment is received from the agency's customers. In these circumstances, we evaluate the credit-worthiness of the agency's customers in addition to the agency itself. If we license our software or provide SaaS services to a customer where we have a reason to believe the customer's ability and intention to pay is not probable, the arrangement is not considered to be a revenue contract. Accordingly, we will not recognize any consideration received as revenue until termination or substantive completion of the services.

Adopted Accounting Guidance and Accounting Pronouncements Not Yet Effective

There have been no recent accounting pronouncements, changes in accounting pronouncements or recently adopted accounting guidance during fiscal 2022 that are of significance or potential significance to us.

NOTE 2. REVENUE

Segment Information

We report segment information based on the "management" approach. The management approach designates the internal reporting used by management for making decisions and assessing performance as the source of our reportable segments.

Our Chief Executive Officer, the chief operating decision maker, reviews revenue and gross margin information for each of our reportable segments, but does not review operating expenses on a segment by segment basis. In addition, with the exception of goodwill, we do not identify or allocate our assets by the reportable segments.

Our business is organized into the following reportable segments:

- *Digital Media*—Our Digital Media segment provides products, services and solutions that enable individuals, teams and enterprises to create, publish and promote their content anywhere and accelerate their productivity by modernizing how they view, share, engage with and collaborate on documents and creative content. Our customers include creative professionals, including photographers, video editors, graphic and experience designers and game developers, communicators, including content creators, students, marketers and knowledge workers, and consumers.

- *Digital Experience*—Our Digital Experience segment provides an integrated platform and set of applications and services that enable brands and businesses to create, manage, execute, measure, monetize and optimize customer experiences that span from analytics to commerce. Our customers include marketers, advertisers, agencies, publishers, merchandisers, merchants, web analysts, data scientists, developers and executives across the C-suite.

- *Publishing and Advertising*—Our Publishing and Advertising segment contains legacy products and services that address diverse market opportunities, including eLearning solutions, technical document publishing, web conferencing, document and forms platform, web application development, high-end printing and our Adobe Advertising Cloud offerings.

Our segment revenue and results for fiscal 2022, 2021 and 2020 were as follows:

(dollars in millions)	Digital Media		Digital Experience		Publishing and Advertising		Total	
Fiscal 2022								
Revenue	$	12,842	$	4,422	$	342	$	17,606
Cost of revenue		561		1,502		102		2,165
Gross profit	$	12,281	$	2,920	$	240	$	15,441
Gross profit as a percentage of revenue		96 %		66 %		70 %		88 %
Fiscal 2021								
Revenue	$	11,520	$	3,867	$	398	$	15,785
Cost of revenue		429		1,321		115		1,865
Gross profit	$	11,091	$	2,546	$	283	$	13,920
Gross profit as a percentage of revenue		96 %		66 %		71 %		88 %
Fiscal 2020								
Revenue	$	9,233	$	3,125	$	510	$	12,868
Cost of revenue		352		1,126		244		1,722
Gross profit	$	8,881	$	1,999	$	266	$	11,146
Gross profit as a percentage of revenue		96 %		64 %		52 %		87 %

We generally categorize revenue by geographic area based on where the customer manages their utilization of our offerings. Revenue by geographic area for fiscal 2022, 2021 and 2020 were as follows:

(in millions)	2022		2021		2020	
Americas:						
United States	$	9,217	$	8,104	$	6,745
Other		1,034		892		709
Total Americas		10,251		8,996		7,454
EMEA		4,593		4,252		3,400
APAC		2,762		2,537		2,014
Revenue	$	17,606	$	15,785	$	12,868

Revenue by major offerings in our Digital Media reportable segment for fiscal 2022, 2021 and 2020 were as follows:

(in millions)	2022		2021		2020	
Creative Cloud	$	10,459	$	9,546	$	7,736
Document Cloud		2,383		1,974		1,497
Total Digital Media revenue	$	12,842	$	11,520	$	9,233

Subscription revenue by segment for fiscal 2022, 2021 and 2020 were as follows:

(in millions)	2022		2021		2020	
Digital Media	$	12,385	$	11,048	$	8,813
Digital Experience		3,880		3,379		2,660
Publishing and Advertising		123		146		153
Total subscription revenue	$	16,388	$	14,573	$	11,626

Contract Balances

Trade Receivables

A receivable is recorded when an unconditional right to invoice and receive payment exists, such that only the passage of time is required before payment of consideration is due. Timing of revenue recognition may differ from the timing of invoicing to customers. Certain performance obligations may require payment before delivery of the license or service to the customer. Included in trade receivables on the Consolidated Balance Sheets are unbilled receivable balances which have not yet been invoiced, and are typically related to license revenue or services which are delivered prior to invoicing. As of December 2, 2022, the balance of trade receivables, net of allowances for doubtful accounts, was $2.07 billion, inclusive of unbilled receivables of $93 million. As of December 3, 2021, the balance of trade receivables, net of allowance for doubtful accounts, was $1.88 billion, inclusive of unbilled receivables of $82 million.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts which reflects our best estimate of potentially uncollectible trade receivables and is based on both specific and general reserves. We maintain general reserves on a collective basis by considering factors such as historical experience, credit-worthiness, the age of the trade receivable balances, current economic conditions and a reasonable and supportable forecast of future economic conditions. The allowance for doubtful accounts was $23 million and $16 million as of December 2, 2022 and December 3, 2021, respectively.

Contract Assets

A contract asset is recognized when a conditional right to consideration exists and transfer of control has occurred. Contract assets are typically related to subscription and hosted service contracts where the transaction price allocated to the satisfied performance obligations exceeds the value of billings to date. Contract assets are included in prepaid expenses and other current assets for the current portion and other assets for the long-term portion on the Consolidated Balance Sheets. We regularly review contract asset balances for impairment, considering factors such as historical experience, credit-worthiness, age of the balance, current economic conditions and a reasonable and supportable forecast of future economic conditions. Contract asset impairments were not material in fiscal 2022 and 2021. Contract assets were $97 million and $85 million as of December 2, 2022 and December 3, 2021, respectively.

Deferred Revenue and Remaining Performance Obligations

Deferred revenue primarily consists of billings or payments received in advance of revenue recognition from subscription services, including non-cancellable and non-refundable committed funds and refundable customer deposits. Deferred revenue is recognized as revenue when transfer of control to customers has occurred. Customers are typically invoiced for these agreements in regular installments and revenue is recognized ratably over the contractual subscription period. The deferred revenue balance is influenced by several factors, including the compounding effects of renewals, invoice duration, invoice timing, size and new business linearity within the quarter. Deferred revenue does not represent the total contract value of annual or multi-year non-cancellable subscription agreements.

Payment terms and conditions vary by contract type, although terms generally include a requirement of payment within 30 to 60 days. In instances where the timing of revenue recognition differs from the timing of invoicing, we have determined our contracts generally do not include a significant financing component. The primary purpose of our invoicing terms is to provide customers with simplified and predictable ways of purchasing our products and services, such as invoicing at the beginning of a subscription term with revenue recognized ratably over the contract period, and not to receive financing from our customers. Any potential financing fees are considered insignificant in the context of our contracts.

As of December 2, 2022, the balance of deferred revenue was $5.41 billion, which includes $99 million of refundable customer deposits. Refundable customer deposits represent arrangements in which the customer has a unilateral cancellation right for which we are obligated to refund amounts paid related to products or services not yet delivered or provided at the time of cancellation on a prorated basis. Arrangements with some of our enterprise customers with non-cancellable and non-refundable committed funds provide options to either renew monthly on-premise term-based licenses or use some or all funds to purchase other Adobe products or services. Non-cancellable and non-refundable committed funds related to these agreements comprised approximately 5% of the total deferred revenue.

As of December 3, 2021, the balance of deferred revenue was $4.88 billion. Significant movements in the deferred revenue balance during the period consisted of increases due to payments received prior to transfer of control of the underlying performance obligations to the customer and deferred revenue assumed through acquisition, which were offset by decreases due to revenue recognized in the period. During the year ended December 2, 2022, approximately $4.72 billion of revenue was recognized that was included in the balance of deferred revenue as of December 3, 2021.

Transaction price allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes deferred revenue and unbilled amounts that will be recognized as revenue in future periods. Transaction price allocated to remaining performance obligations is influenced by several factors, including the timing of renewals and average contract term. We applied practical expedients to exclude amounts related to performance obligations that are billed and recognized as they are delivered, optional purchases that do not represent material rights, sales- and usage-based royalties not yet consumed and any estimated amounts of variable consideration that are subject to constraint.

Remaining performance obligations were approximately $15.19 billion as of December 2, 2022. Non-cancellable and non-refundable committed funds related to some of our enterprise customer agreements referred to in the paragraph above comprised approximately 5% of the total remaining performance obligations. Approximately 72% of the remaining performance obligations, excluding the aforementioned enterprise customer agreements, are expected to be recognized over the next 12 months with the remainder recognized thereafter.

Contract Acquisition Costs

We recognize an asset for the incremental costs of obtaining a contract with a customer if we expect the benefit of those costs to be longer than one year. We have determined that certain sales incentive programs meet the requirements to be capitalized.

The costs capitalized are primarily sales commissions paid to our sales force personnel. Capitalized costs may also include portions of fringe benefits and payroll taxes associated with compensation for incremental costs to acquire customer contracts and incentive payments to partners.

Capitalized costs to obtain a contract are amortized over the expected period of benefit, which we have determined, based on analysis, to be 5 years. Amortization of capitalized costs are included in sales and marketing expense in our Consolidated Statements of Income. During fiscal 2022, 2021 and 2020, we amortized $238 million, $212 million and $186 million of capitalized contract acquisition costs into sales and marketing expense, respectively. We did not incur any impairment losses for all periods presented.

Capitalized contract acquisition costs were $629 million and $611 million as of December 2, 2022 and December 3, 2021, of which $406 million was long-term and included in other assets in the Consolidated Balance Sheets for both periods presented. The remaining balance of the capitalized costs to obtain contracts was current and included in prepaid expenses and other current assets.

Refund Liabilities

We record refund liabilities for amounts that may be subject to future refunds, which include sales returns reserves and customer rebates and credits. Refund liabilities are included in accrued expenses on the Consolidated Balance Sheets. Refund liabilities were $106 million and $128 million as of December 2, 2022 and December 3, 2021, respectively.

Significant Customers

For all periods presented, there were no customers that represented at least 10% of net revenue or that were responsible for over 10% of our trade receivables.

NOTE 3. ACQUISITIONS

Figma

On September 15, 2022, we entered into a definitive agreement under which we intend to acquire Figma, Inc. ("Figma") for approximately $20 billion, comprised of approximately half cash and half stock, subject to customary purchase price adjustments. Approximately 6 million additional restricted stock units will be granted to Figma's Chief Executive Officer and employees that will vest over four years subsequent to closing. The transaction is subject to regulatory approvals and customary closing conditions, and is expected to close in 2023. We will be required to pay Figma a reverse termination fee of $1 billion if the transaction fails to receive regulatory clearance, assuming all other closing conditions have been satisfied or waived, or if it fails to close within 18 months from September 15, 2022.

Figma is a privately held company that provides a web-first collaborative product design platform. Following the closing, we intend to integrate Figma into our Digital Media reportable segment for financial reporting purposes.

Frame.io

On October 7, 2021, we completed the acquisition of Frame.io, a privately held company that provides a cloud-based video collaboration platform, for approximately $1.24 billion, primarily in cash consideration. The financial results of Frame.io have been included in our Consolidated Financial Statements since the date of the acquisition. Frame.io is reported as part of our Digital Media reportable segment.

During fiscal 2022, we recorded purchase accounting adjustments that were not material based on changes to management's estimates and assumptions primarily in regards to the total purchase price and its related impact to goodwill. The table below represents the final purchase price allocation to total identifiable intangible assets acquired and net liabilities assumed based on their respective estimated fair values as of October 7, 2021.

(dollars in millions)		Amount	Weighted Average Useful Life (years)
Purchased technology	$	331	4
In-process research and development [1]		19	N/A
Trademarks		4	3
Customer contracts and relationships		3	10
Total identifiable intangible assets		357	
Net liabilities assumed		(36)	N/A
Goodwill [2]		915	N/A
Total purchase price	$	1,236	

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[1] Capitalized as purchased technology and considered indefinite lived until the completion or abandonment of the associated research and development efforts.

[2] Non-deductible for tax purposes.

Workfront

On December 7, 2020, we completed the acquisition of Workfront, a privately held company that provides a workflow platform, for approximately $1.52 billion in cash consideration. The financial results of Workfront have been included in our Consolidated Financial Statements since the date of the acquisition. Workfront is reported as part of our Digital Experience reportable segment.

The table below represents the final purchase price allocation to total identifiable intangible assets acquired and net liabilities assumed based on their respective estimated fair values as of December 7, 2020.

(dollars in millions)	Amount	Weighted Average Useful Life (years)
Customer contracts and relationships	$ 290	10
Purchased technology	100	3
Backlog	40	2
Trademarks	30	5
Total identifiable intangible assets	460	
Net liabilities assumed	(31)	N/A
Goodwill [(1)]	1,095	N/A
Total purchase price	$ 1,524	

_____

[(1)] Non-deductible for tax purposes.

NOTE 4. CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Cash equivalents consist of highly liquid marketable securities with remaining maturities of three months or less at the date of purchase. We classify our investments in marketable debt securities as "available-for-sale." We carry these investments at fair value, based on quoted market prices or other readily available market information. Unrealized gains and unrealized non-credit-related losses of marketable debt securities are included in accumulated other comprehensive income, net of taxes, in our Consolidated Balance Sheets. Unrealized credit-related losses are recorded to other income (expense), net in our Consolidated Statements of Income with a corresponding allowance for credit-related losses in our Consolidated Balance Sheets. Gains and losses are determined using the specific identification method and recognized when realized in our Consolidated Statements of Income.

Cash, cash equivalents and short-term investments consisted of the following as of December 2, 2022:

(in millions)	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
Current assets:				
Cash	$ 657	$ —	$ —	$ 657
Cash equivalents:				
Corporate debt securities	39	—	—	39
Money market funds	3,479	—	—	3,479
Time deposits	61	—	—	61
Total cash equivalents	3,579	—	—	3,579
Total cash and cash equivalents	4,236	—	—	4,236
Short-term fixed income securities:				
Asset-backed securities	98	—	(1)	97
Corporate debt securities	1,290	—	(24)	1,266
Foreign government securities	5	—	—	5
Municipal securities	24	—	—	24
U.S. agency securities	34	—	—	34
U.S. Treasury securities	450	—	(16)	434
Total short-term investments	1,901	—	(41)	1,860
Total cash, cash equivalents and short-term investments	$ 6,137	$ —	$ (41)	$ 6,096

Cash, cash equivalents and short-term investments consisted of the following as of December 3, 2021:

(in millions)	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
Current assets:				
Cash	$ 750	$ —	$ —	$ 750
Cash equivalents:				
Corporate debt securities	5	—	—	5
Money market funds	2,914	—	—	2,914
Time deposits	175	—	—	175
Total cash equivalents	3,094	—	—	3,094
Total cash and cash equivalents	3,844	—	—	3,844
Short-term fixed income securities:				
Asset-backed securities	124	—	—	124
Corporate debt securities	1,426	2	(3)	1,425
Municipal securities	28	—	—	28
U.S. Treasury securities	378	—	(1)	377
Total short-term investments	1,956	2	(4)	1,954
Total cash, cash equivalents and short-term investments	$ 5,800	$ 2	$ (4)	$ 5,798

See Note 5 for further information regarding the fair value of our financial instruments.

The following table summarizes the estimated fair value of short-term fixed income debt securities classified as short-term investments based on stated effective maturities as of December 2, 2022:

(in millions)	Estimated Fair Value
Due within one year	$ 989
Due between one and two years	614
Due between two and three years	248
Due after three years	9
Total	$ 1,860

We review our debt securities classified as short-term investments on a regular basis for impairment. For debt securities in unrealized loss positions, we determine whether any portion of the decline in fair value below the amortized cost basis is due to credit-related factors if we neither intend to sell nor anticipate that it is more likely than not that we will be required to sell prior to recovery of the amortized cost basis. We consider factors such as the extent to which the market value has been less than the cost, any noted failure of the issuer to make scheduled payments, changes to the rating of the security and other relevant credit-related factors in determining whether or not a credit loss exists. During fiscal 2022 and 2021, we did not recognize an allowance for credit-related losses on any of our investments.

NOTE 5. FAIR VALUE MEASUREMENTS

Assets and Liabilities Measured and Recorded at Fair Value on a Recurring Basis

The fair value of our financial assets and liabilities at December 2, 2022 was determined using the following inputs:

(in millions)	**Fair Value Measurements at Reporting Date Using**			
	Total	**Quoted Prices in Active Markets for Identical Assets** (Level 1)	**Significant Other Observable Inputs** (Level 2)	**Significant Unobservable Inputs** (Level 3)
Assets:				
Cash equivalents:				
Corporate debt securities	$ 39	$ —	$ 39	$ —
Money market funds	3,479	3,479	—	—
Time deposits	61	61	—	—
Short-term investments:				
Asset-backed securities	97	—	97	—
Corporate debt securities	1,266	—	1,266	—
Foreign government securities	5	—	5	—
Municipal securities	24	—	24	—
U.S. agency securities	34	—	34	—
U.S. Treasury securities	434	—	434	—
Prepaid expenses and other current assets:				
Foreign currency derivatives	51	—	51	—
Other assets:				
Deferred compensation plan assets	160	160	—	—
Total assets	$ 5,650	$ 3,700	$ 1,950	$ —
Liabilities:				
Accrued expenses:				
Foreign currency derivatives	$ 15	$ —	$ 15	$ —

The fair value of our financial assets and liabilities at December 3, 2021 was determined using the following inputs:

(in millions)	**Fair Value Measurements at Reporting Date Using**			
	Total	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Assets:				
Cash equivalents:				
Corporate debt securities	$ 5	$ —	$ 5	$ —
Money market funds	2,914	2,914	—	—
Time deposits	175	175	—	—
Short-term investments:				
Asset-backed securities	124	—	124	—
Corporate debt securities	1,425	—	1,425	—
Municipal securities	28	—	28	—
U.S. Treasury securities	377	—	377	—
Prepaid expenses and other current assets:				
Foreign currency derivatives	98	—	98	—
Other assets:				
Deferred compensation plan assets	151	151	—	—
Total assets	$ 5,297	$ 3,240	$ 2,057	$ —
Liabilities:				
Accrued expenses:				
Foreign currency derivatives	$ 8	$ —	$ 8	$ —

See Note 4 for further information regarding the fair value of our financial instruments.

Our fixed income available-for-sale debt securities consist of high quality, investment grade securities from diverse issuers with a weighted average credit rating of AA-. We value these securities based on pricing from independent pricing vendors who use matrix pricing valuation techniques including market approach methodologies that model information generated by market transactions involving identical or comparable assets, as well as discounted cash flow methodologies. Inputs include quoted prices in active markets for identical assets or inputs other than quoted prices that are observable either directly or indirectly in determining fair value, including benchmark yields, issuer spreads off benchmark yields, interest rates and U.S. Treasury or swap curves. We therefore categorize all of our fixed income available-for-sale securities as Level 2. We perform routine procedures such as comparing prices obtained from multiple independent sources to ensure that appropriate fair values are recorded.

The fair values of our money market funds, time deposits and deferred compensation plan assets, which consist of money market and other mutual funds, are based on quoted prices in active markets at the measurement date.

Our over-the-counter foreign currency derivatives are valued using pricing models and discounted cash flow methodologies based on observable foreign exchange and interest rate data at the measurement date.

Our other current financial assets and current financial liabilities have fair values that approximate their carrying values.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

The fair value of our senior notes was $3.88 billion as of December 2, 2022, based on observable market prices in less active markets and categorized as Level 2. *See Note 17 for further details regarding our debt.*

NOTE 6. DERIVATIVE FINANCIAL INSTRUMENTS

We may use derivatives to partially offset our business exposure to foreign currency and interest rate risk on expected future cash flows, and certain existing assets and liabilities. We do not use any of our derivative instruments for trading purposes.

We enter into master netting arrangements to mitigate credit risk in derivative transactions by permitting net settlement of transactions with the same counterparty. We do not offset fair value amounts recognized for derivative instruments under master netting arrangements. We also enter into collateral security agreements with certain of our counterparties to exchange cash collateral when the net fair value of certain derivative instruments fluctuates from contractually established thresholds. Collateral posted is included in prepaid expenses and other current assets and collateral received is included in accrued expenses on our Consolidated Balance Sheets.

Cash Flow Hedges

In countries outside the United States, we transact business in U.S. Dollars and in various other currencies. We may use foreign exchange option contracts or forward contracts to hedge a portion of our forecasted foreign currency denominated revenue and expenses. These foreign exchange contracts, carried at fair value, have maturities of up to twelve months. As of December 2, 2022 and December 3, 2021, total notional amounts of outstanding cash flow hedges were $2.43 billion and $2.06 billion, respectively, hedging exposures denominated in Euros, Indian Rupees, British Pounds, Japanese Yen and Australian Dollars.

In June 2019, we entered into Treasury lock agreements with large financial institutions which fixed benchmark U.S. Treasury rates for an aggregate notional amount of $1 billion of our future debt issuance. These derivative instruments hedged the impact of changes in the benchmark interest rate to future interest payments and were settled upon debt issuance in the first quarter of fiscal 2020. We incurred a loss related to the settlement of the instruments which is amortized to interest expense over the term of our debt due February 1, 2030. *See Note 17 for further details regarding our debt.*

As of December 2, 2022, we had net derivative gains on our foreign exchange option contracts expected to be recognized within the next 18 months, of which $53 million of gains are expected to be recognized into revenue within the next 12 months. In addition, we had net derivative losses on our foreign exchange forward contracts, of which $7 million of losses are expected to be recognized into operating expenses within the next 12 months, and net derivative losses on our Treasury lock agreements, of which $5 million is expected to be recognized into interest expense within the next 12 months.

To receive hedge accounting treatment, all hedging relationships are formally documented at the inception of the hedge, and the hedges must be highly effective in offsetting changes to future cash flows on hedged transactions. We record changes in fair value of these cash flow hedges in accumulated other comprehensive income (loss) in our Consolidated Balance Sheets, until the forecasted transaction occurs. When the forecasted transaction affects earnings, we reclassify the related gain or loss on the foreign currency revenue, foreign currency expense or Treasury lock cash flow hedge to revenue, operating expense or interest expense, as applicable. In the event the underlying forecasted transaction does not occur, or it becomes probable that it will not occur, we reclassify the gain or loss on the related cash flow hedge from accumulated other comprehensive income (loss) to the same income statement line item as the hedged item. We evaluate hedge effectiveness at the inception of the hedge prospectively, and on an ongoing basis both retrospectively and prospectively. If we do not elect hedge accounting, or the contract does not qualify for hedge accounting treatment, the changes in fair value from period to period are recorded in the same income statement line item as the hedged item.

For fiscal 2022, 2021 and 2020, there were no net gains or losses recognized in income relating to hedges of forecasted transactions that did not occur.

Non-Designated Hedges

Our derivatives not designated as hedging instruments consist of foreign currency forward contracts that we primarily use to hedge monetary assets and liabilities denominated in non-functional currencies. The changes in fair value of these contracts are recorded to other income (expense), net in our Consolidated Statements of Income. Changes in the fair value of the underlying assets and liabilities associated with the hedged risk are generally offset by the changes in the fair value of the related contracts.

As of December 2, 2022, total notional amounts of outstanding foreign currency forward contracts hedging monetary assets and liabilities were $814 million, primarily hedging exposures denominated in Euros, British Pounds, Indian Rupees and Australian Dollars. As of December 3, 2021, total notional amounts of outstanding contracts were $973 million, primarily hedging exposures denominated in Euros, British Pounds, Japanese Yen, Indian Rupees and Australian Dollars. At December 2, 2022 and December 3, 2021, the outstanding balance sheet hedging derivatives had maturities of 180 days or less.

Fair value asset derivatives are included in prepaid expenses and other current assets and fair value liability derivatives are included in accrued expenses on our Consolidated Balance Sheets. The fair value of derivative instruments on our Consolidated Balance Sheets as of December 2, 2022 and December 3, 2021 were as follows:

(in millions)	2022		2021	
	Fair Value Asset Derivatives	Fair Value Liability Derivatives	Fair Value Asset Derivatives	Fair Value Liability Derivatives
Derivatives designated as hedging instruments:				
Foreign exchange option contracts	$ 36	$ —	$ 91	$ —
Foreign exchange forward contracts	—	7	—	—
Derivatives not designated as hedging instruments:				
Foreign exchange forward contracts	15	8	7	8
Total derivatives	$ 51	$ 15	$ 98	$ 8

Gains (losses) on derivative instruments, net of tax, recognized in our Consolidated Statements of Comprehensive Income for fiscal 2022, 2021 and 2020 were as follows:

(in millions)	2022	2021	2020
Derivatives in cash flow hedging relationships:			
Foreign exchange option contracts	$ 144	$ 69	$ (43)
Foreign exchange forward contracts	$ (5)	$ —	$ —
Treasury lock	$ —	$ —	$ (1)

The effects of derivative instruments on our Consolidated Statements of Income for fiscal 2022, 2021 and 2020 were as follows:

(in millions)	Financial Statement Classification	2022	2021	2020
Derivatives in cash flow hedging relationships:				
Foreign exchange option contracts				
Net gain (loss) reclassified from accumulated OCI into income	Revenue	$ 176	$ (16)	$ 3
Treasury lock				
Net gain (loss) reclassified from accumulated OCI into income	Interest expense	$ (4)	$ (4)	$ (3)
Derivatives not designated as hedging relationships:				
Foreign exchange forward contracts	Other income (expense), net	$ (29)	$ (3)	$ 5

NOTE 7. PROPERTY AND EQUIPMENT

Property and equipment, net consisted of the following as of December 2, 2022 and December 3, 2021:

(in millions)	2022	2021
Computers and other equipment	$ 1,352	$ 1,255
Buildings	555	560
Building improvements	347	344
Leasehold improvements	259	268
Land	144	145
Furniture and fixtures	145	150
Capital projects in-progress	675	402
Total	3,477	3,124
Less: Accumulated depreciation and amortization	(1,569)	(1,451)
Property and equipment, net	$ 1,908	$ 1,673

Depreciation and amortization expense of property and equipment for fiscal 2022, 2021 and 2020 was $189 million, $207 million and $192 million, respectively.

Property and equipment, net, by geographic area as of December 2, 2022 and December 3, 2021 was as follows:

(in millions)	2022	2021
Americas:		
United States	$ 1,690	$ 1,480
Other	1	1
Total Americas	1,691	1,481
EMEA	69	63
APAC	148	129
Property and equipment, net	$ 1,908	$ 1,673

NOTE 8. GOODWILL AND OTHER INTANGIBLES

Goodwill by reportable segment and activity for fiscal 2022 and 2021 was as follows:

(in millions)	2020	Acquisitions	Other[1]	2021	Acquisitions	Other[1]	2022
Digital Media	$ 2,868	$ 865	$ (2)	$ 3,731	$ 161	$ (3)	$ 3,889
Digital Experience	7,476	1,095	(32)	8,539	—	(39)	8,500
Publishing and Advertising	398	—	—	398	—	—	398
Goodwill	$ 10,742	$ 1,960	$ (34)	$ 12,668	$ 161	$ (42)	$ 12,787

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[1] Amounts consist of foreign currency translation adjustments.

Other intangibles, net, as of December 2, 2022 and December 3, 2021 were as follows:

(in millions)	2022			2021		
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Customer contracts and relationships	$ 1,204	$ (495)	$ 709	$ 1,213	$ (379)	$ 834
Purchased technology	1,060	(530)	530	1,053	(344)	709
Trademarks	375	(172)	203	376	(128)	248
Other	61	(54)	7	60	(31)	29
Other intangibles, net	$ 2,700	$ (1,251)	$ 1,449	$ 2,702	$ (882)	$ 1,820

Amortization expense related to other intangibles was $405 million, $354 million and $367 million for fiscal 2022, 2021 and 2020 respectively. Of these amounts, $236 million, $181 million and $205 million were included in cost of sales for fiscal 2022, 2021 and 2020 respectively.

Other intangibles are amortized over their estimated useful lives of 2 to 14 years. As of December 2, 2022, the estimated aggregate amortization expense for each of the five succeeding fiscal years was as follows:

(in millions) Fiscal Year	Other Intangibles [1]
2023	$ 376
2024	331
2025	295
2026	142
2027	104
Thereafter	182
Total expected amortization expense	$ 1,430

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[1] Excludes capitalized in-process research and development which is considered indefinite lived until the completion or abandonment of the associated research and development efforts.

NOTE 9. ACCRUED EXPENSES

Accrued expenses as of December 2, 2022 and December 3, 2021 consisted of the following:

(in millions)	2022	2021
Accrued bonuses	$ 489	$ 455
Accrued compensation and benefits	485	490
Accrued corporate marketing	154	96
Taxes payable	117	119
Refund liabilities	106	128
Other	439	448
Accrued expenses	$ 1,790	$ 1,736

Other primarily includes general accruals for local and regional expenses, derivative collateral liabilities and royalties payable.

NOTE 10. INCOME TAXES

Income before income taxes for fiscal 2022, 2021 and 2020 consisted of the following:

(in millions)	2022	2021	2020
Domestic	$ 1,958	$ 1,736	$ 1,090
Foreign	4,050	3,969	3,086
Income before income taxes	$ 6,008	$ 5,705	$ 4,176

The provision for (benefit from) income taxes for fiscal 2022, 2021 and 2020 consisted of the following:

(in millions)	2022	2021	2020
Current:			
United States federal	$ 465	$ 391	$ 119
Foreign	329	197	222
State and local	132	103	79
Total current	926	691	420
Deferred:			
United States federal	(45)	(148)	(123)
Foreign	360	359	(1,313)
State and local	11	(19)	(68)
Total deferred	326	192	(1,504)
Provision for (benefit from) income taxes	$ 1,252	$ 883	$ (1,084)

Intra-Entity Transfers of Certain Intellectual Property Rights ("IP rights")

During fiscal 2020, we completed intra-entity transfers of certain IP rights to our Irish subsidiary in order to better align the ownership of these rights with how our business operates. The transfers did not result in taxable gains; however, our Irish subsidiary recognized deferred tax assets for the book and tax basis difference of the transferred IP rights. As a result of these transactions, we recorded deferred tax assets, net of valuation allowance, and related tax benefits totaling $1.35 billion, based on the fair value of the IP rights transferred. The determination of the fair value involves significant judgment on future revenue growth, operating margins and discount rates. The tax-deductible amortization related to the transferred IP rights is recognized over the period of economic benefit.

Reconciliation of Provision for (Benefit from) Income Taxes

Total income tax expense differed from the income tax expense computed at the U.S. federal statutory rate of 21% as a result of the following:

(in millions)	2022	2021	2020
Tax expense computed at U.S. federal statutory rate	$ 1,262	$ 1,198	$ 877
Tax credits	(116)	(149)	(101)
Tax settlements	(14)	(58)	(23)
Effects of non-U.S. operations	(7)	(23)	(337)
State tax expense, net of federal benefit	113	66	10
Other	14	6	4
Stock-based compensation	—	(157)	(154)
Impacts of intra-entity IP transfers	—	—	(1,360)
Provision for (benefit from) income taxes	$ 1,252	$ 883	$ (1,084)

Deferred Tax Assets and Liabilities

The tax effects of the temporary differences that gave rise to significant portions of the deferred tax assets and liabilities as of December 2, 2022 and December 3, 2021 were as follows:

(in millions)	2022	2021
Deferred tax assets:		
Intangible assets	$ 653	$ 997
Capitalized expenses	298	355
Credit carryforwards	333	287
Operating lease liabilities	104	122
Net operating loss carryforwards of acquired companies	88	131
Stock-based compensation	108	91
Reserves and accruals	98	89
Benefits relating to tax positions	56	39
Other	41	34
Total gross deferred tax assets	1,779	2,145
Valuation allowance	(402)	(335)
Total deferred tax assets	1,377	1,810
Deferred tax liabilities:		
Acquired intangible assets	354	447
Operating lease right-of-use assets	97	111
Prepaid expenses	110	123
Depreciation and amortization	67	49
Total deferred tax liabilities	628	730
Net deferred tax assets	$ 749	$ 1,080

Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating loss and tax credit carryforwards.

As of December 2, 2022, we had federal and state net operating loss carryforwards of approximately $202 million and $467 million, respectively. We also had federal and state tax credit carryforwards of approximately $39 million and $362 million, respectively. The majority of the federal net operating loss and state tax credit carryforwards can be carried forward indefinitely, and the remaining will expire in various years from fiscal 2023 through 2040. Certain net operating loss and tax credit carryforwards are subject to an annual limitation and/or are reduced by a valuation allowance. The net carrying amount of such assets is expected to be fully realized.

In assessing the realizability of deferred tax assets, management determined that it is more likely than not that we will not fully realize certain available tax attributes and other tax assets in domestic and foreign jurisdictions. Deferred tax assets are offset by a valuation allowance to the extent it is more likely than not that they are not expected to be realized. As of December 2, 2022, we continue to maintain a valuation allowance of $402 million primarily related to certain state credits. For fiscal 2022, the increase in the valuation allowance was $67 million.

As we repatriate foreign earnings for use in the United States, the distributions will generally be exempt from federal income taxes. As of December 2, 2022, the cumulative amount of foreign earnings considered permanently reinvested upon which taxes have not been provided, and the corresponding unrecognized deferred tax liability, was not material.

Accounting for Uncertainty in Income Taxes

During fiscal 2022 and 2021, the aggregate changes in our total gross amount of unrecognized tax benefits were as follows:

(in millions)	2022	2021
Beginning balance	$ 289	$ 201
Gross increases in unrecognized tax benefits – prior year tax positions	20	30
Gross decreases in unrecognized tax benefits – prior year tax positions	(18)	—
Gross increases in unrecognized tax benefits – current year tax positions	53	86
Lapse of statute of limitations	(4)	(21)
Tax settlements	(18)	(4)
Foreign exchange gains and losses	(1)	(3)
Ending balance	$ 321	$ 289

Our policy is to record interest and penalties related to uncertain tax positions within the provision for (benefit from) income taxes. The combined amount of accrued interest and penalties included in long-term income taxes payable related to tax positions taken on our tax returns were approximately $17 million and $22 million for fiscal 2022 and 2021, respectively.

While we file federal, state and local income tax returns globally, our major tax jurisdictions are Ireland, California and the United States. We are subject to the examination of our income tax returns by various domestic and foreign tax authorities with 2018 being the earliest fiscal year open for examination in all of our major tax jurisdictions. We regularly assess the likelihood of outcomes resulting from these examinations to determine the adequacy of our provision for income taxes and have reserved for potential adjustments that may result from these examinations. We believe our tax estimates to be reasonable; however, we cannot provide assurance that the final determination of any of these examinations will not have an adverse effect on our financial position and results of operations.

The timing of the resolution of income tax examinations is highly uncertain as are the amounts and timing of tax payments that are part of any audit settlement process. These events could cause large fluctuations in the balance sheet classification of our tax assets and liabilities. We believe that within the next 12 months, it is reasonably possible that either certain audits will conclude or statutes of limitations on certain income tax examination periods will expire, or both. Although the timing of resolution, settlement and closing of audits is not certain, it is reasonably possible that the underlying unrecognized tax benefits may decrease by up to $25 million over the next 12 months.

NOTE 11. BENEFIT PLANS

Retirement Savings Plan

The Adobe Inc. 401(k) Retirement Savings Plan, qualified under Section 401(k) of the Internal Revenue Code, is a retirement savings plan covering substantially all of our U.S. employees. Under the plan, eligible employees may contribute up to 65% of their pretax or after-tax salary, subject to the IRS annual contribution limits. In fiscal 2022, we matched 50% of the first 6% of the employee's eligible compensation. We contributed $76 million, $64 million and $59 million in fiscal 2022, 2021 and 2020, respectively. We are under no obligation to continue matching future employee contributions and, at our discretion, may change our practices at any time.

Deferred Compensation Plan

The Adobe Inc. Deferred Compensation Plan is an unfunded, non-qualified, deferred compensation arrangement under which certain executives are able to defer a portion of their annual compensation. Participants may elect to contribute up to 75% of their base salary and 100% of other specified compensation, including commissions, bonuses and directors' fees. Participants are able to elect the payment of benefits to begin on a specified date at least three years after the end of the plan year in which election is made or, with respect to equity awards, vests. Members of the Board of Directors are also eligible to participate and are able to defer cash compensation and elect cash benefit distributions in the same manner as executives. Beginning January 1, 2020, only members of the Board are permitted to defer equity awards. For cash benefit elections, distributions are made in cash in the form of a lump sum, or five, ten, or fifteen-year annual installments. For equity award elections, distributions are made in stock in the form of a lump sum payment only.

Certain deferred compensation is invested in money market and other mutual funds and subsequently recorded as other assets on our Consolidated Balance Sheets, with corresponding unrealized holding gains and losses recorded as investment gains (losses) in our Consolidated Statements of Income. Undistributed deferred compensation is recorded as long-term liabilities on our Consolidated Balance Sheets.

As of December 2, 2022 and December 3, 2021, the invested amounts under the plan totaled $160 million and $151 million, respectively. As of December 2, 2022 and December 3, 2021, undistributed deferred compensation due to participants totaled $178 million and $174 million, respectively.

NOTE 12. STOCK-BASED COMPENSATION

Our stock-based compensation programs are long-term retention programs that are intended to attract, retain and provide incentives for employees, officers and directors, and to align stockholder and employee interests. We have the following stock-based compensation plans and programs:

Restricted Stock Units and Performance Share Programs

We grant restricted stock units and performance share awards to eligible employees under our 2019 Equity Incentive Plan ("2019 Plan"). Restricted stock units generally vest over four years. Certain grants have other vesting periods approved by the Executive Compensation Committee of our Board of Directors (the "ECC").

As of December 2, 2022, we had reserved 52.0 million shares of our common stock for issuance under our 2019 Plan and had 30.5 million shares available for grant.

Our Performance Share Programs aim to help focus key employees on building stockholder value, provide significant award potential for achieving outstanding company performance and enhance our ability to attract and retain highly talented and competent individuals. The ECC approves the terms of each of our Performance Share Programs, including the award calculation methodology.

In January 2022, the ECC approved the 2022 Performance Share Program. Shares outstanding under our 2022 Performance Share Program may be earned based on the achievement of (i) an objective relative total stockholder return measured over a three-year performance period, as well as (ii) revenue-based financial metrics measured over three one-year performance periods. Each type of performance goal is weighted 50% and achievement of each performance goal is determined independently of the other. Shares associated with each performance goal are not awarded until the corresponding performance targets are defined.

Shares outstanding under our 2021 and 2020 Performance Share Programs may be earned based on the achievement of an objective relative total stockholder return measured over a three-year performance period.

Performance share awards in each of our 2022, 2021 and 2020 Performance Share Programs will be earned and cliff-vest upon the later of (i) the three-year anniversary of the earliest vesting commencement date in the respective Performance Share Program, or (ii) the ECC's certification of the level of achievement of the final performance period in the respective Performance Share Program, contingent upon the participant's continued service. Participants can earn between 0% and 200% of the target number of performance shares.

As of December 2, 2022, the shares awarded under our 2022, 2021 and 2020 Performance Share Programs remained outstanding and were yet to be earned.

Employee Stock Purchase Plan

Our Employee Stock Purchase Plan ("ESPP") allows eligible employee participants to purchase shares of our common stock at a discount through payroll deductions. The ESPP consists of twenty-four-month offering periods with four six-month purchase periods in each offering period. Employees purchase shares in each purchase period at 85% of the market value of our common stock at either the beginning of the offering period or the end of the purchase period, whichever price is lower. If the market value of our common stock at the end of a purchase period is lower than the market value at the beginning of the offering period, participants are rolled over into the subsequent offering, resulting in a reset of the offering price and the twenty-four month offering period.

The ESPP will continue until the earlier of termination by the Board of Directors or the date on which all of the shares available for issuance under the plan have been issued.

As of December 2, 2022, we had reserved 103.0 million shares of our common stock for issuance under the ESPP and approximately 10.7 million shares remain available for future issuance.

Issuance of Shares

Upon vesting of restricted stock units and performance shares or purchase of shares under the ESPP, we will issue treasury stock. If treasury stock is not available, common stock will be issued. In order to minimize the impact of on-going dilution from issuance of shares, we instituted a stock repurchase program. *See Note 14 for information regarding our stock repurchase programs.*

Valuation of Stock-Based Compensation

Stock-based compensation cost is measured at the grant date based on the fair value of the award.

Our restricted stock units are valued based on the fair market value of the award on the grant date. Our performance share awards which are contingent upon achievement of relative total stockholder return are valued using a Monte Carlo Simulation model. Our performance share awards which are contingent upon achievement of revenue-based financial metrics are valued based on the fair market value of the award on the grant date.

We use the Black-Scholes option pricing model to determine the fair value of ESPP purchase rights. The determination of the grant date fair value of our ESPP purchase rights is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the expected term of the awards, actual and projected employee stock option exercise behaviors, a risk-free interest rate and any expected dividends.

Summary of Restricted Stock Units

Restricted stock unit activity for fiscal 2022 was as follows:

	Number of Shares (in millions)	Weighted Average Grant Date Fair Value		Aggregate Fair Value[1] (in millions)		Weighted Average Remaining Contractual Life (years)
Beginning outstanding balance	6.6	$	411.52			
Awarded	4.5	$	457.96			
Released	(3.0)	$	381.22			
Forfeited	(0.7)	$	441.41			
Ending outstanding balance	7.4	$	449.94	$	2,511	1.33
Expected to vest	6.7	$	449.35	$	2,287	1.26

_____

[1] The aggregate fair value is calculated using the closing stock price as of December 2, 2022 of $341.53.

The weighted average grant date fair values of restricted stock units granted during fiscal 2022, 2021 and 2020 were $457.96, $504.69 and $358.68, respectively. The total fair value of restricted stock units vested during fiscal 2022, 2021 and 2020 was $1.30 billion, $1.83 billion and $1.61 billion, respectively.

Summary of Performance Shares

Performance share activity for fiscal 2022 was as follows:

	Number of Shares (in millions)	Weighted Average Grant Date Fair Value	Aggregate Fair Value[1] (in millions)	Weighted Average Remaining Contractual Life (years)
Beginning outstanding balance	0.6	$ 408.84		
Awarded	0.3	$ 402.24		
Released	(0.4)	$ 291.15		
Forfeited	(0.1)	$ 490.50		
Ending outstanding balance	0.4	$ 495.23	$ 146	1.02
Expected to vest	0.4	$ 494.38	$ 136	0.98

_____

[1] The aggregate fair value is calculated using the closing stock price as of December 2, 2022 of $341.53.

Shares awarded during fiscal 2022 include 0.2 million additional shares awarded for the final achievement of the 2019 Performance Share Program which was certified in the first quarter of fiscal 2022. The remaining awarded shares were for the 2022 Performance Share Program. Shares released during fiscal 2022 resulted from 168% achievement of target for the 2019 Performance Share Program.

The weighted average grant date fair values of performance share awards granted during fiscal 2022, 2021 and 2020 were $402.24, $325.24 and $271.62, respectively. The total fair value of performance share awards vested during fiscal 2022, 2021 and 2020 was $192 million, $212 million and $273 million, respectively.

Summary of Employee Stock Purchase Plan Shares

Employees purchased 0.8 million shares at an average price of $333.92, 1.0 million shares at an average price of $294.15, and 1.2 million shares at an average price of $218.37 for fiscal 2022, 2021 and 2020, respectively. The intrinsic value of shares purchased during fiscal 2022, 2021 and 2020 was $73 million, $256 million and $216 million, respectively. The intrinsic value is calculated as the difference between the market value on the date of purchase and the purchase price of the shares.

During fiscal 2022, the rollover provision of our ESPP was triggered and resulted in incremental expense to be recognized over the new twenty-four-month offering period, which did not have a material impact on our Consolidated Statements of Income.

Compensation Costs

We recognize the estimated compensation costs of restricted stock units, net of estimated forfeitures, on a straight-line basis over the requisite service period of the entire award, which is generally the vesting period. The estimated compensation cost is based on the fair value of our common stock on the date of grant.

Compensation costs for our performance share awards which are contingent upon achievement of relative total stockholder return are recognized, net of estimated forfeitures, on a straight-line basis over the requisite performance period or service period of the entire award, whichever is longer. Compensation costs for our performance share awards which are contingent upon achievement of revenue-based financial metrics are recognized, net of estimated forfeitures, based upon the expected levels of achievement, which are assessed periodically until certification by the ECC.

We estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate forfeitures and record stock-based compensation expense only for those awards that are expected to vest.

As of December 2, 2022, there was $2.83 billion of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested stock-based awards and purchase rights which will be recognized over a weighted average period of 2.29 years. Total unrecognized compensation cost will be adjusted for future changes in estimated forfeitures.

Total stock-based compensation costs included in our Consolidated Statements of Income for fiscal 2022, 2021 and 2020 were as follows:

(in millions)	2022	2021	2020
Cost of revenue	$ 97	$ 70	$ 61
Research and development	726	549	467
Sales and marketing	417	307	261
General and administrative	200	164	120
Total [1]	$ 1,440	$ 1,090	$ 909

[1] During fiscal 2022, 2021 and 2020, we recorded tax benefits related to stock-based compensation costs of $291 million, $395 million and $352 million, respectively.

NOTE 13. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of accumulated other comprehensive income (loss) and activity, net of related taxes, for fiscal 2022 were as follows:

(in millions)	December 3, 2021	Increase / Decrease	Reclassification Adjustments	December 2, 2022
Net unrealized gains / losses on available-for-sale securities	$ (2)	$ (39)	$ — [1]	$ (41)
Net unrealized gains / losses on derivative instruments designated as hedging instruments	29	139	(151) [2]	17
Cumulative foreign currency translation adjustments	(164)	(105)	—	(269)
Total accumulated other comprehensive income (loss), net of taxes	$ (137)	$ (5)	$ (151)	$ (293)

[1] Reclassification adjustments for gains / losses on available-for-sale securities are classified in other income (expense), net.

[2] Reclassification adjustments for gains / losses on foreign currency hedges are classified in revenue and reclassification adjustments for gains / losses on Treasury lock hedges are classified in interest expense.

Taxes related to each component of other comprehensive income (loss) were immaterial for the fiscal years presented.

NOTE 14. STOCK REPURCHASE PROGRAM

To facilitate our stock repurchase program, designed to return value to our stockholders and minimize dilution from stock issuances, we may repurchase our shares in the open market or enter into structured repurchase agreements with third parties. In December 2020, our Board of Directors granted additional authority to repurchase up to $15 billion in common stock through the end of fiscal 2024.

During fiscal 2022, we entered into an accelerated share repurchase agreement ("ASR") with a large financial institution whereupon we provided them with a prepayment of $2.4 billion. Under the terms of the ASR, the financial institution agreed to deliver a portion of shares to us at contract inception and the remaining shares at settlement, which occurred in fiscal 2022. The total number of shares delivered and average purchase price paid per share were determined upon settlement based on the Volume Weighted Average Price ("VWAP") over the term of the ASR, less an agreed upon discount.

During fiscal 2022, 2021 and 2020, we entered into several structured stock repurchase agreements with large financial institutions, whereupon we provided them with prepayments totaling $4.15 billion, $3.95 billion and $3.05 billion, respectively. Under the terms of these structured stock repurchase agreements, the financial institutions agreed to deliver shares to us at monthly intervals during the respective contract terms, and the number of shares delivered each month was determined based on the total notional amount of the contracts, the number of trading days in the intervals and the VWAP of our stock during the intervals less an agreed upon discount.

We enter into these agreements in order to take advantage of repurchasing shares at a guaranteed discount to the VWAP of our common stock over a specified period of time. We only enter into such transactions when the discount that we receive is expected to be higher than the foregone return on our cash prepayments to the financial institutions. There were no explicit commissions or fees on these structured repurchases. Under the terms of the agreements, there is no requirement for the financial institutions to return any portion of the prepayment to us.

During fiscal 2022, we repurchased a total of 15.7 million shares, including approximately 10.4 million shares at an average price of $375.03 through structured repurchase agreements, as well as 5.3 million shares at an average purchase price of $451.55 through the ASR described above. Comparatively, we repurchased approximately 7.2 million shares at an average price of $536.17 per share in fiscal 2021 and 8.0 million shares at an average price of $376.38 per share in fiscal 2020.

For fiscal 2022, 2021 and 2020, the prepayments were classified as treasury stock on our Consolidated Balance Sheets at the payment date, though only shares physically delivered to us by December 2, 2022, December 3, 2021 and November 27, 2020 were excluded from the computation of earnings per share. As of December 2, 2022, $583 million of prepayment remained under our outstanding structured stock repurchase agreement.

Subsequent to December 2, 2022, as part of the December 2020 stock repurchase authority, we entered into an accelerated share repurchase agreement with a large financial institution whereupon we provided them with a prepayment of $1.4 billion and received an initial delivery of 3.2 million shares, which represents approximately 75% of our prepayment. Upon completion of the $1.4 billion accelerated share repurchase agreement, $5.15 billion remains under our December 2020 authority.

NOTE 15. NET INCOME PER SHARE

Basic net income per share is computed using the weighted average number of common shares outstanding for the period, excluding unvested restricted stock units and performance awards. Diluted net income per share is based upon the weighted average common shares outstanding for the period plus dilutive potential common shares, including unvested restricted stock units, stock purchase rights and performance share awards using the treasury stock method. Performance share awards are included based on the number of shares that would be issued as if the end of the reporting period was the end of the performance period and the result was dilutive.

The following table sets forth the computation of basic and diluted net income per share for fiscal 2022, 2021 and 2020:

(in millions, except per share data)	2022	2021	2020
Net income	$ 4,756	$ 4,822	$ 5,260
Shares used to compute basic net income per share	469.5	477.3	480.9
Dilutive potential common shares from stock plans and programs	1.4	3.7	4.6
Shares used to compute diluted net income per share	470.9	481.0	485.5
Basic net income per share	$ 10.13	$ 10.10	$ 10.94
Diluted net income per share	$ 10.10	$ 10.02	$ 10.83
Anti-dilutive potential common shares	4.2	0.2	0.5

NOTE 16. COMMITMENTS AND CONTINGENCIES

Unconditional Purchase Obligations

Our purchase obligations consist of agreements to purchase goods and services entered into in the ordinary course of business. The following table summarizes our non-cancellable unconditional purchase obligations for each of the next five years and thereafter as of December 2, 2022, primarily relating to contracts with vendors for third-party hosting and data center services:

(in millions)

Fiscal Year	Purchase Obligations
2023	$ 1,632
2024	921
2025	775
2026	753
2027	783
Thereafter	1,226
Total	$ 6,090

Royalties

We have royalty commitments associated with the licensing of certain offerings and products. Royalty expense is generally based on a dollar amount per unit or a percentage of the underlying revenue. Royalty expense, which was recorded in our cost of revenue on our Consolidated Statements of Income, was approximately $228 million, $202 million and $176 million in fiscal 2022, 2021 and 2020, respectively.

Indemnifications

In the ordinary course of business, we provide indemnifications of varying scope to customers and channel partners against claims of intellectual property infringement made by third parties arising from the use of our products and from time to time, we are subject to claims by our customers under these indemnification provisions. Historically, costs related to these indemnification provisions have not been significant and we are unable to estimate the maximum potential impact of these indemnification provisions on our future results of operations.

To the extent permitted under Delaware law, we have agreements whereby we indemnify our officers and directors for certain events or occurrences while the officer or director is or was serving at our request in such capacity. The indemnification period covers all pertinent events and occurrences during the officer's or director's lifetime. The maximum potential amount of future payments we could be required to make under these indemnification agreements is unlimited; however, we have director and officer insurance coverage that reduces our exposure and enables us to recover a portion of any future amounts paid. We believe the estimated fair value of these indemnification agreements in excess of applicable insurance coverage is minimal.

Legal Proceedings

In connection with disputes relating to the validity or alleged infringement of third-party intellectual property rights, including patent rights, we have been, are currently and may in the future be subject to claims, negotiations or complex, protracted litigation. Intellectual property disputes and litigation may be very costly and can be disruptive to our business operations by diverting the attention and energies of management and key technical personnel. Although we have successfully defended or resolved past litigation and disputes, we may not prevail in any ongoing or future litigation and disputes. Third-party intellectual property disputes could subject us to significant liabilities, require us to enter into royalty and licensing arrangements on unfavorable terms, prevent us from licensing certain of our products or offering certain of our services, subject us to injunctions restricting our sale of products or services, cause severe disruptions to our operations or the markets in which we compete, or require us to satisfy indemnification commitments with our customers including contractual provisions under various license arrangements and service agreements.

In addition to intellectual property disputes, we are subject to legal proceedings, claims, including claims relating to commercial, employment and other matters, and investigations, including government investigations. Some of these disputes, legal proceedings and investigations may include speculative claims for substantial or indeterminate amounts of damages. We consider all claims on a quarterly basis in accordance with GAAP and based on known facts assess whether potential losses are considered reasonably possible or probable and estimable. Based upon this assessment, we then evaluate disclosure requirements and whether to accrue for such claims in our financial statements. This determination is then reviewed and discussed with the Audit Committee of the Board of Directors.

We make a provision for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Unless otherwise specifically disclosed in this note, we have determined that no provision for liability nor disclosure is required related to any claim against us because: (a) there is not a reasonable possibility that a loss exceeding amounts already recognized (if any) may be incurred with respect to such claim; (b) a reasonably possible loss or range of loss cannot be estimated; or (c) such estimate is immaterial.

All legal costs associated with litigation are expensed as incurred. Litigation is inherently unpredictable. However, we believe that we have valid defenses with respect to the legal matters pending against us. It is possible, nevertheless, that our consolidated financial position, results of operations or cash flows could be negatively affected by an unfavorable resolution of one or more of such proceedings, claims or investigations.

In connection with our anti-piracy efforts, conducted both internally and through organizations such as the Business Software Alliance, from time to time we undertake litigation against alleged copyright infringers. Such lawsuits may lead to counter-claims alleging improper use of litigation or violation of other laws. We believe we have valid defenses with respect to such counter-claims; however, it is possible that our consolidated financial position, results of operations or cash flows could be negatively affected in any particular period by the resolution of one or more of these counter-claims.

NOTE 17. DEBT

The carrying value of our borrowings as of December 2, 2022 and December 3, 2021 were as follows:

(dollars in millions)	Issuance Date	Due Date	Effective Interest Rate	2022		2021	
1.70% 2023 Notes	February 2020	February 2023	1.92%	$	500	$	500
1.90% 2025 Notes	February 2020	February 2025	2.07%		500		500
3.25% 2025 Notes	January 2015	February 2025	3.67%		1,000		1,000
2.15% 2027 Notes	February 2020	February 2027	2.26%		850		850
2.30% 2030 Notes	February 2020	February 2030	2.69%		1,300		1,300
Total debt outstanding, at par				$	4,150	$	4,150
Less: Current portion of debt					(500)		—
Unamortized discount and debt issuance costs					(21)		(27)
Carrying value of long-term debt				$	3,629	$	4,123
Carrying value of current debt, net of unamortized discount and debt issuance costs				$	500	$	—

Senior Notes

In January 2015, we issued $1 billion of senior notes due February 1, 2025. The related discount and issuance costs are amortized to interest expense over the term of the notes using the effective interest method. Interest is payable semi-annually, in arrears on February 1 and August 1.

In February 2020, we issued $500 million of senior notes due February 1, 2023, $500 million of senior notes due February 1, 2025, $850 million of senior notes due February 1, 2027, and $1.30 billion of senior notes due February 1, 2030. Our total proceeds of approximately $3.14 billion, net of issuance discount, were used for general corporate purposes including repayment of debt instruments due in fiscal 2020. The related discount and issuance costs are amortized to interest expense over the respective terms of the notes using the effective interest method. Interest is payable semi-annually, in arrears on February 1 and August 1.

During the first quarter of fiscal 2022, we reclassified the senior notes due February 1, 2023 as current debt in our Consolidated Balance Sheets. As of December 2, 2022, the carrying value of our current debt was $500 million, net of the related discount and issuance costs. We intend to repay the current portion of our debt on or before the due date.

Our senior notes rank equally with our other unsecured and unsubordinated indebtedness. We may redeem the notes at any time, subject to a make-whole premium. In addition, upon the occurrence of certain change of control triggering events, we may be required to repurchase the notes, at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase. The notes do not contain financial covenants but include covenants that limit our ability to grant liens on assets and to enter into sale and leaseback transactions, subject to significant allowances.

Revolving Credit Agreement

In June 2022, we entered into a credit agreement ("Revolving Credit Agreement"), providing for a five-year $1.5 billion senior unsecured revolving credit facility, which replaced our previous five-year $1 billion senior unsecured revolving credit agreement entered into in October 2018 (the "Prior Revolving Credit Agreement"). The Revolving Credit Agreement provides for loans to Adobe and certain of its subsidiaries that may be designated from time to time as additional borrowers. Pursuant to the terms of the Revolving Credit Agreement, we may, subject to the agreement of lenders to provide additional commitments, obtain up to an additional $500 million in commitments, for a maximum aggregate commitment of $2 billion. At our election, loans under the Revolving Credit Agreement will bear interest at either the (i) term Secured Overnight Financing Rate ("SOFR"), plus a margin, (ii) adjusted daily SOFR rate, plus a margin, (iii) alternative currency rate, plus a margin, or (iv) base rate, which is defined as the highest of (a) the federal funds rate plus 0.500%, (b) the agent's prime rate, or (c) term SOFR plus 1.00%. The margin for term SOFR, adjusted daily SOFR, and alternative currency rate loans is based on our debt ratings, and ranges from 0.460% to 0.900%. In addition, facility fees determined according to our debt ratings are payable on the aggregate commitments, regardless of usage, quarterly in an amount ranging from 0.04% to 0.10% per annum. We are permitted to permanently reduce the aggregate commitment under the Revolving Credit Agreement at any time. Subject to certain conditions stated in the Revolving Credit Agreement, Adobe and any of its subsidiaries designated as additional borrowers may borrow, prepay and re-borrow amounts at any time during the term of the Revolving Credit Agreement.

The Revolving Credit Agreement contains customary representations, warranties, affirmative and negative covenants, including events of default and indemnification provisions in favor of the lenders. The negative covenants include restrictions regarding the incurrence of liens and indebtedness, certain merger transactions, dispositions and other matters, all subject to certain exceptions.

The facility will terminate and all amounts owing thereunder will be due and payable on the maturity date unless (a) the commitments are terminated earlier upon the occurrence of certain events, including an event of default, or (b) the maturity date is further extended upon our request, subject to the agreement of the lenders.

As of December 2, 2022, there were no outstanding borrowings under this Revolving Credit Agreement.

In connection with and at the time that we entered into the Revolving Credit Agreement, the Prior Revolving Credit Agreement originally scheduled to expire in October 2023 was terminated. There were no outstanding borrowings or letters of credit issued under the Prior Revolving Credit Agreement at the time of termination. There were no penalties paid as a result of the termination of the Prior Revolving Credit Agreement.

NOTE 18. LEASES

We lease certain facilities and data centers under non-cancellable operating lease arrangements that expire at various dates through 2032. We also have one land lease that expires in 2091. Our lease agreements do not contain any material residual value guarantees, material variable payment provisions or material restrictive covenants.

Operating lease expense was $121 million for fiscal 2022 and $119 million for both fiscal 2021 and 2020. We recognized operating lease expense in cost of revenue and operating expenses in our Consolidated Statements of Income. Our operating lease expense includes variable lease costs and is net of sublease income, both of which are not material.

Supplemental cash flow information for fiscal 2022, 2021 and 2020 related to operating leases was as follows:

(in millions)	2022	2021	2020
Cash paid for amounts included in the measurement of operating lease liabilities	$ 107	$ 116	$ 99
Right-of-use assets obtained in exchange for operating lease liabilities	$ 59	$ 60	$ 52

The weighted-average remaining lease term and weighted-average discount rate for our operating lease liabilities as of December 2, 2022 were 7 years and 2.37%, respectively.

As of December 2, 2022, the maturities of lease liabilities under operating leases were as follows:

(in millions)	
Fiscal Year	**Operating Leases** [1]
2023	$ 95
2024	78
2025	74
2026	67
2027	67
Thereafter	167
Total lease liabilities	$ 548
Less: Imputed interest	44
Present value of lease liabilities	$ 504

---

[1] Legally binding minimum lease payments for leases signed but not yet commenced as of December 2, 2022 were not material.

NOTE 19. NON-OPERATING INCOME (EXPENSE)

Non-operating income (expense) for fiscal 2022, 2021 and 2020 included the following:

(in millions)		2022		2021		2020
Interest expense	$	(112)	$	(113)	$	(116)
Investment gains (losses), net:						
Realized investment gains	$	11	$	9	$	5
Realized investment losses		(1)		—		(1)
Unrealized investment gains (losses), net		(29)		7		9
Investment gains (losses), net	$	(19)	$	16	$	13
Other income (expense), net:						
Interest income	$	61	$	17	$	43
Foreign exchange gains (losses)		(21)		(17)		(2)
Other		1		—		1
Other income (expense), net	$	41	$	—	$	42
Non-operating income (expense), net	$	(90)	$	(97)	$	(61)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
Adobe Inc.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Adobe Inc. and subsidiaries (the Company) as of December 2, 2022 and December 3, 2021, the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the fiscal years in the three fiscal year period ended December 2, 2022, and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 2, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 2, 2022 and December 3, 2021, and the results of its operations and its cash flows for each of the fiscal years in the three fiscal year period ended December 2, 2022, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 2, 2022 based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Performance obligations in cloud-enabled software subscriptions

As discussed in Note 1 to the consolidated financial statements, cloud-enabled services are highly integrated and interrelated with on-premise or on-device software licenses in the Company's Creative Cloud and Document Cloud subscription offerings. Because of this, the cloud-based services and the on-premise/on-device software licenses are not considered distinct from each other and the applicable subscription is accounted for as a single performance obligation.

We identified the assessment of performance obligations in these cloud-enabled software subscription offerings as a critical audit matter. A high degree of subjective auditor judgment was required to assess the nature of the Company's Creative Cloud and Document Cloud offerings, their intended benefit to customers as an integrated offering, and the level of integration that exists between the cloud-enabled services and the on-premise/on-device licenses.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of an internal control related to the assessment of distinct performance obligations. We read the Creative Cloud and Document Cloud subscription offering agreements to understand the contractual terms and conditions. We participated in product demonstrations and performed interviews with the Company's product and engineering department to both understand and observe specific functionalities of the integrated offering and evaluate the nature of the promise made to the Company's Creative Cloud and Document Cloud customers. We evaluated the features and functionalities of the Creative Cloud and Document Cloud subscription that can be accessed only when using the on-premise/on-device software while connected to the Adobe cloud to assess that customers receive the intended benefit from each solution only as an integrated offering.

/s/ KPMG LLP

We have served as the Company's auditor since 1983.

Santa Clara, California
January 17, 2023

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management has evaluated, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 2, 2022. Based on their evaluation as of December 2, 2022, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) were effective at the reasonable assurance level to ensure that the information required to be disclosed by us in this Annual Report on Form 10-K was (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and regulations and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Adobe have been detected.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management assessed the effectiveness of our internal control over financial reporting as of December 2, 2022. In making this assessment, our management used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management has concluded that, as of December 2, 2022, our internal control over financial reporting are effective based on these criteria.

KPMG LLP, the independent registered public accounting firm that audited our financial statements included in this Annual Report on Form 10-K, has issued an attestation report on our internal control over financial reporting, which is included herein.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended December 2, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item 10 of Form 10-K that is found in our 2023 Proxy Statement to be filed with the SEC in connection with the solicitation of proxies for the Company's 2023 Annual Meeting of Stockholders ("2023 Proxy Statement") is incorporated herein by reference to our 2023 Proxy Statement. The 2023 Proxy Statement will be filed with the SEC within 120 days after the end of the fiscal year to which this report relates. For information with respect to our executive officers, see the section titled "Executive Officers" in Part I, Item 1 of this report.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item 11 of Form 10-K is incorporated herein by reference to our 2023 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item 12 of Form 10-K is incorporated herein by reference to our 2023 Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item 13 of Form 10-K is incorporated herein by reference to our 2023 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item 14 of Form 10-K is incorporated herein by reference to our 2023 Proxy Statement.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

1. Financial Statements. See Index to Consolidated Financial Statements in Part II, Item 8 of this Form 10-K.

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	Filing Date	Exhibit Number	SEC File No.	
2.1	Agreement and Plan of Merger, dated as of September 15, 2022, by and among Adobe Inc., Figma, Inc., Saratoga Merger Sub I, Inc., Saratoga Merger Sub II, LLC and Fortis Advisors LLC	8-K	9/15/22	2.1	000-15175	
3.1	Restated Certificate of Incorporation of Adobe	8-K	4/26/11	3.3	000-15175	
3.2	Certificate of Amendment to Restated Certificate of Adobe	8-K	10/9/18	3.1	000-15175	
3.3	Amended and Restated Bylaws	8-K	1/18/22	3.1	000-15175	
4.1	Specimen Common Stock Certificate	10-K	1/25/19	4.1	000-15175	
4.2	Form of Indenture dated as of January 25, 2010 by and between Adobe and Wells Fargo Bank, National Association, as trustee	S-3	2/26/16	4.1	333-209764	
4.3	Forms of Global Note for Adobe Inc.'s 1.700% Notes due 2023, 1.900% Notes due 2025, 2.150% Notes due 2027, and 2.300% Notes due 2030, together with an Officer's Certificate setting forth the terms of the Notes	8-K	2/3/20	4.1	000-15175	
4.4	Form of Global Note for Adobe's 3.250% Notes due 2025, together with Form of Officer's Certificate setting forth the terms of the Note	8-K	1/26/15	4.1	000-15175	
4.5	Description of Adobe's Common Stock					X
10.1	2020 Employee Stock Purchase Plan, as amended*	10-K	1/15/21	10.1	000-15175	
10.2A	2003 Equity Incentive Plan, as amended*	8-K	4/13/18	10.2	000-15175	
10.2B	Form of RSU Grant Notice and Award Agreement pursuant to 2003 Equity Incentive Plan*	8-K	1/26/18	10.6	000-15175	
10.2C	Form of Restricted Stock Unit Grant Notice and Award Agreement pursuant to 2003 Equity Incentive Plan*	8-K	1/28/19	10.5	000-15175	
10.3A	2019 Equity Incentive Plan, as amended*	8-K	4/12/19	10.1	000-15175	
10.3B	2020 Performance Share Program pursuant to the 2019 Equity Incentive Plan*	8-K	1/30/20	10.2	000-15175	
10.3C	Form of 2020 Performance Share Award Grant Notice and Award Agreement pursuant to 2020 Performance Share Program and 2019 Equity Incentive Plan*	8-K	1/30/20	10.3	000-15175	
10.3D	2021 Performance Share Program pursuant to the 2019 Equity Incentive Plan*	8-K	1/27/21	10.2	000-15175	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	Filing Date	Exhibit Number	SEC File No.	
10.3E	Form of 2021 Performance Share Award Grant Notice and Award Agreement pursuant to 2021 Performance Share Program and 2019 Equity Incentive Plan*	8-K	1/27/21	10.3	000-15175	
10.3F	2022 Performance Share Program pursuant to the 2019 Equity Incentive Plan*	8-K	1/27/22	10.2	000-15175	
10.3G	Form of 2022 Performance Share Award Grant Notice and Award Agreement pursuant to 2022 Performance Share Program and 2019 Equity Incentive Plan*	8-K	1/27/22	10.3	000-15175	
10.3H	Form of Restricted Stock Unit Grant Notice and Award Agreement pursuant to 2019 Equity Incentive Plan (for awards granted prior to January 15, 2021)*	10-Q	6/26/19	10.35B	000-15175	
10.3I	Form of Restricted Stock Unit Grant Notice and Award Agreement pursuant to 2019 Equity Incentive Plan (for awards granted on or after January 15, 2021)*	10-K	1/15/21	10.3E	000-15175	
10.3J	Form of Director Grant Restricted Stock Unit Grant Notice and Award Agreement pursuant to 2019 Equity Incentive Plan*	10-Q	6/26/19	10.35C	000-15175	
10.4	Retention Agreement between Adobe and Shantanu Narayen, effective December 5, 2014*	8-K	12/11/14	10.2	000-15175	
10.5	Form of Indemnity Agreement*	10-Q	6/26/09	10.12	000-15175	
10.6A	Adobe Deferred Compensation Plan, as Amended and Restated*	10-K	1/20/15	10.19	000-15175	
10.6B	Amendment No. One to Adobe Deferred Compensation Plan*	10-K	1/21/20	10.6B	000-15175	
10.7	Credit Agreement, dated as of June 30, 2022, among the Company, certain subsidiaries of the Company party thereto, Bank of America, N.A. as Administrative Agent and the other lenders party thereto	8-K	7/1/22	10.1	000-15175	
10.8	Adobe Inc. 2020 Executive Severance Plan in the Event of a Change of Control*	8-K	12/10/20	10.1	000-15175	
10.9	2022 Executive Annual Incentive Plan*	8-K	1/27/22	10.4	000-15175	
10.10	Description of 2021 and 2022 Director Compensation*	10-K	1/15/21	10.12	000-15175	
10.11	Description of 2023 and 2024 Director Compensation*					X
10.12	Voting and Support Agreement, dated as of September 15, 2022, by and among Adobe Inc. and the Key Stockholders party thereto	8-K	9/15/22	10.1	000-15175	
21	Subsidiaries of the Registrant					X
23.1	Consent of Independent Registered Public Accounting Firm, KPMG LLP					X

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	Filing Date	Exhibit Number	SEC File No.	
24.1	Power of Attorney (set forth on the signature page to this Annual Report on Form 10-K)					X
31.1	Certification of Chief Executive Officer, as required by Rule 13a-14(a) of the Securities Exchange Act of 1934					X
31.2	Certification of Chief Financial Officer, as required by Rule 13a-14(a) of the Securities Exchange Act of 1934					X
32.1	Certification of Chief Executive Officer, as required by Rule 13a-14(b) of the Securities Exchange Act of 1934†					X
32.2	Certification of Chief Financial Officer, as required by Rule 13a-14(b) of the Securities Exchange Act of 1934†					X
101.INS	Inline XBRL Instance - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.					X
101.SCH	Inline XBRL Taxonomy Extension Schema					X
101.CAL	Inline XBRL Taxonomy Extension Calculation					X
101.LAB	Inline XBRL Taxonomy Extension Labels					X
101.PRE	Inline XBRL Taxonomy Extension Presentation					X
101.DEF	Inline XBRL Taxonomy Extension Definition					X
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)					

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*   Compensatory plan or arrangement.

†   The certifications attached as Exhibits 32.1 and 32.2 that accompany this Annual Report on Form 10-K, are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of Adobe Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Form 10-K, irrespective of any general incorporation language contained in such filing.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADOBE INC.

By: /s/ DANIEL DURN
Daniel Durn
Executive Vice President and
Chief Financial Officer
(Principal Financial Officer)

Date: January 17, 2023

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Shantanu Narayen and Daniel Durn, and each or any one of them, his or her lawful attorneys-in-fact and agents, for such person in any and all capacities, to sign any and all amendments to this report and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that either of said attorneys-in-fact and agent, or substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ SHANTANU NARAYEN Shantanu Narayen	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	January 17, 2023
/s/ DANIEL DURN Daniel Durn	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	January 17, 2023
/s/ MARK GARFIELD Mark Garfield	Senior Vice President, Chief Accounting Officer (Principal Accounting Officer)	January 17, 2023
/s/ FRANK CALDERONI Frank Calderoni	Director	January 17, 2023
/s/ AMY BANSE Amy Banse	Director	January 17, 2023
/s/ BRETT BIGGS Brett Biggs	Director	January 17, 2023

Signature	Title	Date
/s/ MELANIE BOULDEN Melanie Boulden	Director	January 17, 2023
/s/ LAURA DESMOND Laura Desmond	Director	January 17, 2023
/s/ SPENCER NEUMANN Spencer Neumann	Director	January 17, 2023
/s/ KATHLEEN OBERG Kathleen Oberg	Director	January 17, 2023
/s/ DHEERAJ PANDEY Dheeraj Pandey	Director	January 17, 2023
/s/ DAVID RICKS David Ricks	Director	January 17, 2023
/s/ DAN ROSENSWEIG Dan Rosensweig	Director	January 17, 2023
/s/ JOHN WARNOCK John Warnock	Director	January 17, 2023

SUMMARY OF TRADEMARKS

The following trademarks of Adobe Inc. or its subsidiaries, which may be registered in the United States and/or other countries, are referenced in this Form 10-K:

Acrobat
Acrobat Reader
Acrobat Sign
Adobe
Adobe Aero
Adobe Audition
Adobe Campaign
Adobe Commerce
Adobe Experience Cloud
Adobe Express
Adobe Fonts
Adobe Fresco
Adobe Premiere
Adobe Premiere Rush
Adobe Scan
Adobe Sensei
Adobe Stock
Adobe Target
After Effects
Behance
Camera to Cloud
Creative Cloud
Document Cloud
Frame.io
Illustrator
InCopy
InDesign
Journey Optimizer
Lightroom
Marketo
Photoshop
PostScript
Premiere Pro
Premiere Rush
Reader
Sensei
Substance 3D Designer
Substance 3D Modeler
Substance 3D Painter
Substance 3D Sampler
Substance 3D Stager
Workfront

All other trademarks are the property of their respective owners.

Stock Performance Graph[*]

Five-Year Stockholder Return Comparison

The line graph below compares the cumulative stockholder return on our common stock with the cumulative total return of the Standard & Poor's 500 Index ("S&P 500") and the S&P 500 Software & Services Index for the five fiscal year periods ending December 2, 2022. The stock price information shown on the graph below is not necessarily indicative of future price performance.

The following table and graph assume that $100.00 was invested on December 1, 2017 in our common stock, the S&P 500 Index and the S&P 500 Software & Services Index, with reinvestment of dividends. For each reported year, our reported dates are the last trading dates of our fiscal year which ends on the Friday closest to November 30.

	2017		2018		2019		2020		2021		2022
Adobe Inc.	$	100.00	$	139.76	$	172.42	$	265.73	$	343.43	$	190.25
S&P 500 Index	$	100.00	$	106.47	$	123.61	$	145.82	$	184.57	$	168.22
S&P 500 Software & Services Index	$	100.00	$	114.61	$	148.97	$	197.98	$	250.05	$	205.02

Comparison of Five-Year Cumulative Total Return



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[*]   The material in this report is not deemed "filed" with the SEC and is not to be incorporated by reference into any of our filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in any such filings.